Registration No.  333-166468
                                                 1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 2420

B.   Name of depositor:

                     FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on June 30, 2010 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


                  Dow(R) Target 5 3Q '10 - Term 9/30/11
                 Global Target 15 3Q '10 - Term 9/30/11
                MSCI EAFE Target 20 3Q '10 - Term 9/30/11
               Nasdaq(R)  Target 15 3Q '10 - Term 9/30/11
              NYSE(R) Intl. Target 25 3Q '10 - Term 9/30/11
                   S&P Target 24 3Q '10 - Term 9/30/11
                S&P Target SMid 60 3Q '10 - Term 9/30/11
                   Target 50/50 3Q '10 - Term 9/30/11
                Target Divsd. Dvd. 3Q '10 - Term 9/30/11
             Target Dvd. Multi-Strat. 3Q '10 - Term 9/30/11
                 Target Dbl. Play 3Q '10 - Term 9/30/11
                  Target Focus 5 3Q '10 - Term 9/30/11
                   Target Growth 3Q '10 - Term 9/30/11
                  Target Mega-Cap 3Q '10 - Term 9/30/11
                 Target Small-Cap 3Q '10 - Term 9/30/11
              Target VIP Cons. Eqty. 3Q '10 - Term 9/30/11
          Value Line(R) Divsd. Target 40 3Q '10 - Term 9/30/11
             Value Line(R)  Target 25 3Q '10 - Term 9/30/11

                                 FT 2420

FT 2420 is a series of a unit investment trust, the FT Series. FT 2420 consists of 18 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 FIRST TRUST(R)

                                1-800-621-1675


              The date of this prospectus is June 30, 2010

                                Table of Contents

Summary of Essential Information                                   3
Fee Table                                                          9
Report of Independent Registered Public Accounting Firm           14
Statements of Net Assets                                          15
Schedules of Investments                                          21
The FT Series                                                     53
Portfolios                                                        54
Risk Factors                                                      62
Hypothetical Performance Information                              67
Public Offering                                                   72
Distribution of Units                                             74
The Sponsor's Profits                                             76
The Secondary Market                                              76
How We Purchase Units                                             76
Expenses and Charges                                              76
Tax Status                                                        77
Retirement Plans                                                  81
Rights of Unit Holders                                            81
Income and Capital Distributions                                  81
Redeeming Your Units                                              82
Investing in a New Trust                                          83
Removing Securities from a Trust                                  84
Amending or Terminating the Indenture                             84
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                        85
Other Information                                                 86

                     Summary of Essential Information

                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                     The Dow(R)           Global               MSCI EAFE
                                                                     Target 5             Target 15            Target 20
                                                                     Portfolio, 3rd       Portfolio, 3rd       Portfolio, 3rd
                                                                     Quarter 2010 Series  Quarter 2010 Series  Quarter 2010 Series
                                                                     ___________________  ___________________  ___________________
Initial Number of Units (1)                                              13,775               14,045               12,273
Fractional Undivided Interest in the Trust per Unit (1)                1/13,775             1/14,045             1/12,273
Public Offering Price:
Public Offering Price per Unit (2)                                   $   10.000           $   10.000           $   10.000
   Less Initial Sales Charge per Unit (3)                                 (.100)               (.100)               (.100)
                                                                     __________           __________           __________
Aggregate Offering Price Evaluation of Securities per Unit (4)            9.900                9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                (.145)               (.145)               (.145)
                                                                     __________           __________           __________
Redemption Price per Unit (5)                                             9.755                9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                     (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                  (.029)               (.029)               (.029)
                                                                     __________           __________           __________
Net Asset Value per Unit                                             $    9.676           $    9.676           $    9.676
                                                                     ==========           ==========           ==========
Estimated Net Annual Distribution per Unit (6)                       $    .4987           $    .4772           $    .2629
Cash CUSIP Number                                                    30277A 100           30277A 159           30277A 209
Reinvestment CUSIP Number                                            30277A 118           30277A 167           30277A 217
Fee Accounts Cash CUSIP Number                                       30277A 126           30277A 175           30277A 225
Fee Accounts Reinvestment CUSIP Number                               30277A 134           30277A 183           30277A 233
FTPS CUSIP Number                                                    30277A 142           30277A 191           30277A 241
Security Code                                                            063718               063723               063728
Ticker Symbol                                                            FGOLDX               FTENTX               FSUITX

First Settlement Date                                        July 6, 2010
Mandatory Termination Date (7)                               September 30, 2011
Rollover Notification Date (8)                               September 15, 2011
Special Redemption and Liquidation Period (8)                September 15, 2011 to September 30, 2011
Distribution Record Date                                     Tenth day of each month, commencing July 10, 2010.
Distribution Date (6)                                        Twenty-fifth day of each month, commencing July 25, 2010.

____________

See "Notes to Summary of Essential Information" on page 8.

                        Summary of Essential Information

                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                   NYSE(R)
                                                                  Nasdaq(R )       International    S&P              S&P
                                                                  Target 15        Target 25        Target 24        Target SMid 60
                                                                  Portfolio, 3rd   Portfolio, 3rd   Portfolio, 3rd   Portfolio, 3rd
                                                                  Quarter 2010     Quarter 2010     Quarter 2010     Quarter 2010
                                                                  Series           Series           Series           Series
                                                                  ______________   ______________   ______________   ______________
Initial Number of Units (1)                                           16,769           15,242           16,196           14,064
Fractional Undivided Interest in the Trust per Unit (1)             1/16,769         1/15,242         1/16,196         1/14,064
Public Offering Price:
Public Offering Price per Unit (2)                                $   10.000       $   10.000       $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                              (.100)           (.100)           (.100)           (.100)
                                                                  __________       __________       __________       __________
Aggregate Offering Price Evaluation of Securities per Unit (4)         9.900            9.900            9.900            9.900
   Less Deferred Sales Charge per Unit (3)                             (.145)           (.145)           (.145)           (.145)
                                                                  __________       __________       __________       __________
Redemption Price per Unit (5)                                          9.755            9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)                  (.050)           (.050)           (.050)           (.050)
    Less Organization Costs per Unit (5)                               (.029)           (.025)           (.029)           (.029)
                                                                  __________       __________       __________       __________
Net Asset Value per Unit                                          $   9.676        $    9.680       $    9.676       $    9.676
                                                                  ==========       ==========       ==========       ==========
Estimated Net Annual Distribution per Unit (6)                    $    .0388       $    .2425       $    .1484       $    .1362
Cash CUSIP Number                                                 30277A 258       30277A 308       30277A 357       30277A 407
Reinvestment CUSIP Number                                         30277A 266       30277A 316       30277A 365       30277A 415
Fee Accounts Cash CUSIP Number                                    30277A 274       30277A 324       30277A 373       30277A 423
Fee Accounts Reinvestment CUSIP Number                            30277A 282       30277A 332       30277A 381       30277A 431
FTPS CUSIP Number                                                 30277A 290       30277A 340       30277A 399       30277A 449
Security Code                                                         063611           063616           063621           063626
Ticker Symbol                                                         FBIRDX           FLADYX           FHEYRX           FJMCAX

First Settlement Date                                        July 6, 2010
Mandatory Termination Date (7)                               September 30, 2011
Rollover Notification Date (8)                               September 15, 2011
Special Redemption and Liquidation Period (8)                September 15, 2011 to September 30, 2011
Distribution Record Date                                     Tenth day of each month, commencing July 10, 2010.
Distribution Date (6)                                        Twenty-fifth day of each month, commencing July 25, 2010.

____________

See "Notes to Summary of Essential Information" on page 8.

                        Summary of Essential Information

                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                Target
                                                                                Diversified      Target Dividend  Target Double
                                                               Target 50/50     Dividend         Multi-Strategy   Play
                                                               Portfolio, 3rd   Portfolio, 3rd   Portfolio, 3rd   Portfolio, 3rd
                                                               Quarter 2010     Quarter 2010     Quarter 2010     Quarter 2010
                                                               Series           Series           Series           Series
                                                               ______________   ______________   ______________   ______________
Initial Number of Units (1)                                        38,837           16,089           25,002           17,429
Fractional Undivided Interest in the Trust per Unit (1)          1/38,837         1/16,089         1/25,002         1/17,429
Public Offering Price:
Public Offering Price per Unit (2)                             $   10.000       $   10.000       $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                           (.100)           (.100)           (.100)           (.100)
                                                               __________       __________       __________       __________
Aggregate Offering Price Evaluation of Securities per Unit (4)      9.900            9.900            9.900            9.900

   Less Deferred Sales Charge per Unit (3)                          (.145)           (.145)           (.145)           (.145)
                                                               __________       __________       __________       __________
Redemption Price per Unit (5)                                       9.755            9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)               (.050)           (.050)           (.050)           (.050)
    Less Organization Costs per Unit (5)                            (.029)           (.029)           (.029)           (.025)
                                                               __________       __________       __________       __________
Net Asset Value per Unit                                       $    9.676       $    9.676       $    9.676       $    9.680
                                                               ==========       ==========       ==========       ==========
Estimated Net Annual Distribution per Unit (6)                 $    .2825       $    .4138       $    .4534       $    .1970
Cash CUSIP Number                                              30277A 456       30277A 506       30277A 555       30277A 605
Reinvestment CUSIP Number                                      30277A 464       30277A 514       30277A 563       30277A 613
Fee Accounts Cash CUSIP Number                                 30277A 472       30277A 522       30277A 571       30277A 621
Fee Accounts Reinvestment CUSIP Number                         30277A 480       30277A 530       30277A 589       30277A 639
FTPS CUSIP Number                                              30277A 498       30277A 548       30277A 597       30277A 647
Security Code                                                      063631           063636           063641           063733
Ticker Symbol                                                      FTHRLX           FTCHAX           FWDYOX           FTMBCX

First Settlement Date                                         July 6, 2010
Mandatory Termination Date (7)                                September 30, 2011
Rollover Notification Date (8)                                September 15, 2011
Special Redemption and Liquidation Period (8)                 September 15, 2011 to September 30, 2011
Distribution Record Date                                      Tenth day of each month, commencing July 10, 2010.
Distribution Date (6)                                         Twenty-fifth day of each month, commencing July 25, 2010.

____________

See "Notes to Summary of Essential Information" on page 8.

                        Summary of Essential Information

                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                 Target           Target           Target
                                                                 Focus Five       Growth           Mega-Cap         Target Small-Cap
                                                                 Portfolio, 3rd   Portfolio, 3rd   Portfolio, 3rd   Portfolio, 3rd
                                                                 Quarter 2010     Quarter 2010     Quarter 2010     Quarter 2010
                                                                 Series           Series           Series           Series
                                                                 ____________     ____________     ____________     ____________
Initial Number of Units (1)                                          26,981           17,811           24,022           15,384
Fractional Undivided Interest in the Trust per Unit (1)            1/26,981         1/17,811         1/24,022         1/15,384
Public Offering Price:
Public Offering Price per Unit (2)                               $   10.000       $   10.000       $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                             (.100)           (.100)           (.100)           (.100)
                                                                 ___________      ___________      ___________      ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)        9.900            9.900            9.900            9.900
   Less Deferred Sales Charge per Unit (3)                            (.145)           (.145)           (.145)           (.145)
                                                                 ___________      ___________      ___________      ___________
Redemption Price per Unit (5)                                         9.755            9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)                 (.050)           (.050)           (.050)           (.050)
    Less Organization Costs per Unit (5)                              (.029)           (.029)           (.029)           (.029)
                                                                 ___________      ___________      ___________      ___________
Net Asset Value per Unit                                         $    9.676       $    9.676       $    9.676       $    9.676
                                                                 ===========      ===========      ===========      ===========

Estimated Net Annual Distribution per Unit (6)                   $    .1709       $    .1081       $    .1528       $    .0383
Cash CUSIP Number                                                30277A 654       30277A 704       30277A 753       30277A 803
Reinvestment CUSIP Number                                        30277A 662       30277A 712       30277A 761       30277A 811
Fee Accounts Cash CUSIP Number                                   30277A 670       30277A 720       30277A 779       30277A 829
Fee Accounts Reinvestment CUSIP Number                           30277A 688       30277A 738       30277A 787       30277A 837
FTPS CUSIP Number                                                30277A 696       30277A 746       30277A 795       30277A 845
Security Code                                                        063738           063743           063748           063646
Ticker Symbol                                                        FDEMNX           FTEARX           FTKNDX           FLOKUX

First Settlement Date                                         July 6, 2010
Mandatory Termination Date (7)                                September 30, 2011
Rollover Notification Date (8)                                September 15, 2011
Special Redemption and Liquidation Period (8)                 September 15, 2011 to September 30, 2011
Distribution Record Date                                      Tenth day of each month, commencing July 10, 2010.
Distribution Date (6)                                         Twenty-fifth day of each month, commencing July 25, 2010.

____________

See "Notes to Summary of Essential Information" on page 8.

                        Summary of Essential Information

                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                           Target VIP       Value Line(R)
                                                                           Conservative     Diversified      Value Line(R)
                                                                           Equity           Target 40        Target 25
                                                                           Portfolio, 3rd   Portfolio, 3rd   Portfolio, 3rd
                                                                           Quarter 2010     Quarter 2010     Quarter 2010
                                                                           Series           Series           Series
                                                                           ______________   ______________   ______________
Initial Number of Units (1)                                                    27,227           16,766           16,274
Fractional Undivided Interest in the Trust per Unit (1)                      1/27,227         1/16,766         1/16,274
Public Offering Price:
Public Offering Price per Unit (2)                                         $   10.000       $   10.000       $   10.000
   Less Initial Sales Charge per Unit (3)                                       (.100)           (.100)           (.100)
                                                                           __________       __________       __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                  9.900            9.900            9.900
   Less Deferred Sales Charge per Unit (3)                                      (.145)           (.145)           (.145)
                                                                           __________       __________       __________
Redemption Price per Unit (5)                                                   9.755            9.755            9.755
    Less Creation and Development Fee per Unit (3)(5)                           (.050)           (.050)           (.050)
    Less Organization Costs per Unit (5)                                        (.029)           (.029)           (.025)
                                                                           __________       ___________      __________
Net Asset Value per Unit                                                   $    9.676       $    9.676       $    9.680
                                                                           ==========       ==========       ==========
Estimated Net Annual Distribution per Unit (6)                             $    .1980       $    .0644             N.A.
Cash CUSIP Number                                                          30277B 108       30277B 157       30277B 207
Reinvestment CUSIP Number                                                  30277B 116       30277B 165       30277B 215
Fee Accounts Cash CUSIP Number                                             30277B 124       30277B 173       30277B 223
Fee Accounts Reinvestment CUSIP Number                                     30277B 132       30277B 181       30277B 231
FTPS CUSIP Number                                                          30277B 140       30277B 199       30277B 249
Security Code                                                                  063651           063656           063661
Ticker Symbol                                                                  FBATSX           FCARDX           FMTLEX

First Settlement Date                                         July 6, 2010
Mandatory Termination Date (7)                                September 30, 2011
Rollover Notification Date (8)                                September 15, 2011
Special Redemption and Liquidation Period (8)                 September 15, 2011 to September 30, 2011
Distribution Record Date                                      Tenth day of each month, commencing July 10, 2010.
Distribution Date (6)                                         Twenty-fifth day of each month, commencing July 25, 2010.

____________

See "Notes to Summary of Essential Information" on page 8.

Page 7


                    NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on July 1, 2010, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of a Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the twenty-fifth day of the month to Unit holders of record on the tenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. See "Income and Capital Distributions." At the rollover date for Rollover Unit holders or upon termination of a Trust for remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                               The Dow(R)                          Global
                                                           Target 5 Portfolio                Target 15 Portfolio
                                                         3rd Quarter 2010 Series           3rd Quarter 2010 Series
                                                         -----------------------           -----------------------
                                                                     Amount                            Amount
                                                                     per Unit                          per Unit
                                                                     --------                          --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                                    1.00%(a)     $.100                1.00%(a)     $.100
Deferred sales charge                                   1.45%(b)     $.145                1.45%(b)     $.145
Creation and development fee                            0.50%(c)     $.050                0.50%(c)     $.050
                                                        -----        ------               -----        ------
Maximum sales charge
(including creation and development fee)                2.95%        $.295                2.95%        $.295
                                                        =====        ======               =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                            .290%(d)     $.0290               .290%(d)     $.0290
                                                        =====        ======               =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                            .060%        $.0060               .060%        $.0060
Trustee's fee and other operating expenses              .144%(f)     $.0144               .214%(f)     $.0214
                                                        -----        ------               -----        ------
Total                                                   .204%        $.0204               .274%        $.0274
                                                        =====        ======               =====        ======

                                                      MSCI EAFE Target 20         Nasdaq(R) Target 15        NYSE(R) International
                                                           Portfolio                   Portfolio              Target 25 Portfolio
                                                    3rd Quarter 2010 Series     3rd Quarter 2010 Series     3rd Quarter 2010 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum sales charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .250%(d)     $.0250
                                                   =====        ======         =====        ======         ======       ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .504%(f)     $.0504         .154%(f)     $.0154         .154%(f)     $.0154
                                                   -----        ------         -----        ------         -----        ------
Total                                              .564%        $.0564         .214%        $.0214         .214%        $.0214
                                                   =====        ======         =====        ======         =====        ======

                                                          S&P Target 24           S&P Target SMid 60             Target 50/50
                                                           Portfolio                   Portfolio                   Portfolio
                                                    3rd Quarter 2010 Series     3rd Quarter 2010 Series     3rd Quarter 2010 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum sales charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .164%(f)     $.0164         .149%(f)     $.0149         .305%(f)      .0305
                                                   -----        ------         -----        ------         -----        ------
Total                                              .224%        $.0224         .209%        $.0209         .365%        $.0365
                                                   =====        ======         =====        ======         =====        ======


                                                      Target Diversified            Target Dividend           Target Double Play
                                                      Dividend Portfolio       Multi-Strategy Portfolio            Portfolio
                                                    3rd Quarter 2010 Series     3rd Quarter 2010 Series     3rd Quarter 2010 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum sales charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .250%(d)     $.0250
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .114%(f)     $.0114         .429%(f)     $.0429         .179%(f)     $.0179
                                                   -----        ------         -----        ------         -----        ------
Total                                              .174%        $.0174         .489%        $.0489         .239%        $.0239
                                                   =====        ======         =====        ======         =====        ======

                                                      Target Focus Five             Target Growth                   Target
                                                         Portfolio                    Portfolio               Mega-Cap Portfolio
                                                    3rd Quarter 2010 Series     3rd Quarter 2010 Series     3rd Quarter 2010 Series
                                                    -----------------------     -----------------------     -----------------------
                                                                Amount                      Amount                      Amount
                                                                per Unit                    per Unit                    per Unit
                                                                --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100        1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145        1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050        0.50%(c)     $.050
                                                   -----        -----          -----        ------       -----        ------
Maximum sales charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295        2.95%        $.295
                                                   =====        =====          =====        ======       =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290       .290%(d)     $.0290
                                                   =====        ======         =====        ======       =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%         $.0060      .060%        $.0060
Trustee's fee and other operating expenses         .531%        $.0531         .114%(f)      $.0114      .114%(f)     $.0114
                                                   -----        ------         -----         ------      -----        ------
Total                                              .591%        $.0591         .174%         $.0174      .174%        $.0174
                                                   =====        ======         =====         ======      =====        ======

                                                                                     Target VIP
                                                      Target Small-Cap           Conservative Equity
                                                          Portfolio                   Portfolio
                                                   3rd Quarter 2010 Series     3rd Quarter 2010 Series
                                                   -----------------------     -----------------------
                                                               Amount                      Amount
                                                               per Unit                    per Unit
                                                               --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------
Maximum sales charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .114%(f)     $.0114         .491%(f)     $.0491
                                                   -----        ------         -----        ------
Total                                              .174%        $.0174         .551%        $.0551
                                                   =====        ======         =====        ======

                                                  Value Line(R) Diversified        Value Line(R)
                                                     Target 40 Portfolio         Target 25 Portfolio
                                                   3rd Quarter 2010 Series     3rd Quarter 2010 Series
                                                  -------------------------    -----------------------
                                                               Amount                      Amount
                                                               per Unit                    per Unit
                                                               --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------
Maximum sales charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .250%(d)     $.0250
                                                   =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
    administrative, evaluation and
    FTPS Unit servicing fees                       .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .264%(f)     $.0264         .214%(f)     $.0214
                                                   -----        ------         -----        ------
Total                                              .324%        $.0324         .274%        $.0274
                                                   =====        ======         =====        ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

                                                                            1 Year     3 Years    5 Years    10 Years
                                                                            ______     _______    _______    ________
The Dow(R)Target 5Portfolio, 3rd Quarter 2010 Series                        $344       $847       $1,131     $2,322
Global Target 15 Portfolio, 3rd Quarter 2010 Series                          351        868        1,166      2,395
MSCI EAFE Target 20 Portfolio, 3rd Quarter 2010 Series                       380        954        1,311      2,688
Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2010 Series                       345        850        1,136      2,333
NYSE(R) International Target 25 Portfolio, 3rd Quarter 2010 Series           341        838        1,120      2,300
S&P Target 24 Portfolio, 3rd Quarter 2010 Series                             346        853        1,141      2,343
S&P Target SMid 60 Portfolio, 3rd Quarter 2010 Series                        345        849        1,133      2,328
Target 50/50 Portfolio, 3rd Quarter 2010 Series                              361        895        1,212      2,488
Target Diversified Dividend Portfolio, 3rd Quarter 2010 Series               341        838        1,115      2,291
Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2010 Series            373        932        1,274      2,613
Target Double Play Portfolio, 3rd Quarter 2010 Series                        344        846        1,132      2,326
Target Focus Five Portfolio, 3rd Quarter 2010 Series                         383        962        1,325      2,715
Target Growth Portfolio, 3rd Quarter 2010 Series                             341        838        1,115      2,291
Target Mega-Cap Portfolio, 3rd Quarter 2010 Series                           341        838        1,115      2,291
Target Small-Cap Portfolio, 3rd Quarter 2010 Series                          341        838        1,115      2,291
Target VIP Conservative Equity Portfolio, 3rd Quarter 2010 Series            379        950        1,305      2,675
Value Line(R) Diversified Target 40 Portfolio, 3rd Quarter 2010 Series       356        883        1,191      2,446
Value Line(R) Target 25 Portfolio, 3rd Quarter 2010 Series                   347        856        1,150      2,362

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing October 20, 2010.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                          Report of Independent
                    Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 2420

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 2420, comprising Dow(R) Target 5 3Q '10 -
 Term 9/30/11 (The Dow(R) Target 5 Portfolio, 3rd Quarter 2010 Series); Global Target 15 3Q '10 - Term 9/30/11 (Global Target 15 Portfolio, 3rd Quarter 2010 Series); MSCI EAFE Target 20 3Q '10 - Term 9/30/11 (MSCI EAFE Target 20 Portfolio, 3rd Quarter 2010 Series); Nasdaq(R) Target 15 3Q '10 - Term 9/30/11 (Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2010 Series); NYSE(R) Intl. Target 25 3Q '10 - Term 9/30/11 (NYSE(R) International Target 25 Portfolio, 3rd Quarter 2010 Series); S&P Target 24 3Q '10 - Term 9/30/11 (S&P Target 24 Portfolio, 3rd Quarter 2010 Series); S&P Target SMid 60 3Q '10 - Term 9/30/11 (S&P Target SMid 60 Portfolio, 3rd Quarter 2010 Series); Target 50/50 3Q '10 - Term 9/30/11 (Target 50/50 Portfolio, 3rd Quarter 2010 Series); Target Divsd. Dvd. 3Q '10 - Term 9/30/11 (Target Diversified Dividend Portfolio, 3rd Quarter 2010 Series); Target Dvd. Multi-Strat. 3Q '10 - Term 9/30/11 (Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2010 Series); Target Dbl. Play 3Q '10 - Term 9/30/11 (Target Double Play Portfolio, 3rd Quarter 2010 Series); Target Focus 5 3Q '10 - Term 9/30/11 (Target Focus Five Portfolio, 3rd Quarter 2010 Series); Target Growth 3Q '10 - Term 9/30/11 (Target Growth Portfolio, 3rd Quarter 2010 Series); Target Mega-Cap 3Q '10 - Term 9/30/11 (Target Mega-Cap Portfolio, 3rd Quarter 2010 Series); Target Small-Cap 3Q '10 - Term 9/30/11 (Target Small-Cap Portfolio, 3rd Quarter 2010 Series); Target VIP Cons. Eqty. 3Q '10 - Term 9/30/11 (Target VIP Conservative Equity Portfolio, 3rd Quarter 2010 Series); Value Line(R) Divsd. Target 40 3Q '10 - Term 9/30/11 (Value Line(R) Diversified Target 40 Portfolio, 3rd Quarter 2010 Series) and Value Line(R) Target 25 3Q '10 - Term 9/30/11 (Value Line(R) Target 25 Portfolio, 3rd Quarter 2010 Series) (collectively, the "Trusts"), as of the opening of business on June 30, 2010 (Initial Date of Deposit).
These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on June 30, 2010, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 2420, comprising the above-mentioned Trusts, as of the opening of business on June 30, 2010 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
June 30, 2010

                            Statements of Net Assets

                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                                                           MSCI EAFE
                                                                   The Dow(R)           Global Target 15   Target 20
                                                                   Target 5 Portfolio   Portfolio          Portfolio
                                                                   3rd Quarter          3rd Quarter        3rd Quarter
                                                                   2010 Series          2010 Series        2010 Series
                                                                   __________________   ________________   ___________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $136,372             $139,043           $121,503
Less liability for reimbursement to Sponsor
   for organization costs (3)                                          (399)                (407)              (356)
Less liability for deferred sales charge (4)                         (1,997)              (2,037)            (1,780)
Less liability for creation and development fee (5)                    (689)                (702)              (614)
                                                                   ________             ________           ________
Net assets                                                         $133,287             $135,897           $118,753
                                                                   ========             ========           ========
Units outstanding                                                    13,775               14,045             12,273
Net asset value per Unit (6)                                       $  9.676             $  9.676           $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                              $137,750             $140,447           $122,730
Less maximum sales charge (7)                                        (4,064)              (4,143)            (3,621)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                          (399)                (407)              (356)
                                                                   ________             ________           ________
Net assets                                                         $133,287             $135,897           $118,753
                                                                   ========             ========           ========
__________

See "Notes to Statements of Net Assets" on page 20.

                            Statements of Net Assets

                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                     Nasdaq(R)          NYSE(R)               S&P               S&P
                                                     Target 15          International         Target 24         Target SMid 60
                                                     Portfolio          Target 25 Portfolio   Portfolio         Portfolio
                                                     3rd Quarter        3rd Quarter           3rd Quarter       3rd Quarter
                                                     2010 Series        2010 Series           2010 Series       2010 Series
                                                     ___________        ___________________   _____________     ______________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                     $166,014           $150,894               $160,340         $139,232
Less liability for reimbursement to Sponsor
   for organization costs (3)                            (486)              (381)                  (470)            (408)
Less liability for deferred sales charge (4)           (2,432)            (2,210)                (2,348)          (2,039)
Less liability for creation and development fee (5)      (838)              (762)                  (810)            (703)
                                                     ________           ________               ________         ________
Net assets                                           $162,258           $147,541               $156,712         $136,082
                                                     ========           ========               ========         ========
Units outstanding                                      16,769             15,242                 16,196           14,064
Net asset value per Unit (6)                         $  9.676           $  9.680               $  9.676         $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                $167,691           $152,418               $161,960         $140,639
Less maximum sales charge (7)                          (4,947)            (4,496)                (4,778)          (4,149)
Less estimated reimbursement to Sponsor
   for organization costs (3)                            (486)              (381)                  (470)            (408)
                                                     ________           ________               ________         ________
Net assets                                           $162,258           $147,541               $156,712         $136,082
                                                     ========           ========               ========         ========
__________

See "Notes to Statements of Net Assets" on page 20.

                            Statements of Net Assets

                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                                              Target Dividend    Target
                                                      Target 50/50       Target Diversified   Multi-Strategy     Double Play
                                                      Portfolio          Dividend Portfolio   Portfolio          Portfolio
                                                      3rd Quarter        3rd Quarter          3rd Quarter        3rd Quarter
                                                      2010 Series        2010 Series          2010 Series        2010 Series
                                                      ____________       _____________        _____________      ___________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                      $384,482           $159,281             $247,518           $172,548
Less liability for reimbursement to Sponsor
   for organization costs (3)                           (1,126)              (467)                (725)              (436)
Less liability for deferred sales charge (4)            (5,631)            (2,333)              (3,625)            (2,527)
Less liability for creation and development fee (5)     (1,942)              (804)              (1,250)              (871)
                                                      ________           ________             ________           ________
Net assets                                            $375,783           $155,677             $241,918           $168,714
                                                      ========           ========             ========           ========
Units outstanding                                       38,837             16,089               25,002             17,429
Net asset value per Unit (6)                          $  9.676           $  9.676             $  9.676           $  9.680

ANALYSIS OF NET ASSETS
Cost to investors (7)                                 $388,366           $160,890             $250,019           $174,292
Less maximum sales charge (7)                          (11,457)            (4,746)              (7,376)            (5,142)
Less estimated reimbursement to Sponsor
   for organization costs (3)                           (1,126)              (467)                (725)              (436)
                                                      ________           ________             ________           ________
Net assets                                            $375,783           $155,677             $241,918           $168,714
                                                      ========           ========             ========           ========
__________

See "Notes to Statements of Net Assets" on page 20.

                            Statements of Net Assets

                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                     Target
                                                     Focus Five         Target             Target Mega-Cap    Target Small-Cap
                                                     Portfolio          Growth Portfolio   Portfolio          Portfolio
                                                     3rd Quarter        3rd Quarter        3rd Quarter        3rd Quarter
                                                     2010 Series        2010 Series        2010 Series        2010 Series
                                                     _____________      _____________      _____________      _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                     $267,111           $176,327           $237,815           $152,305
Less liability for reimbursement to Sponsor
   for organization costs (3)                            (782)              (517)              (697)              (446)
Less liability for deferred sales charge (4)           (3,912)            (2,583)            (3,483)            (2,231)
Less liability for creation and development fee (5)    (1,349)              (891)            (1,201)              (769)
                                                     ________           ________           ________           ________
Net assets                                           $261,068           $172,336           $232,434           $148,859
                                                     ========           ========           ========           ========
Units outstanding                                      26,981             17,811             24,022             15,384
Net asset value per Unit (6)                         $  9.676           $  9.676           $  9.676           $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                $269,809           $178,107           $240,217           $153,843
Less maximum sales charge (7)                          (7,959)            (5,254)            (7,086)            (4,538)
Less estimated reimbursement to Sponsor
   for organization costs (3)                            (782)              (517)              (697)              (446)
                                                     ________           ________           ________           ________
Net assets                                           $261,068           $172,336           $232,434           $148,859
                                                     ========           ========           ========           ========
__________

See "Notes to Statements of Net Assets" on page 20.

                            Statements of Net Assets

                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                                             Value Line(R)
                                                                       Target VIP            Diversified        Value Line(R)
                                                                       Conservative Equity   Target 40          Target 25
                                                                       Portfolio             Portfolio          Portfolio
                                                                       3rd Quarter           3rd Quarter        3rd Quarter
                                                                       2010 Series           2010 Series        2010 Series
                                                                       ___________________   ____________       _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                       $269,545              $165,980           $161,116
Less liability for reimbursement to Sponsor
   for organization costs (3)                                              (790)                 (486)              (407)
Less liability for deferred sales charge (4)                             (3,948)               (2,431)            (2,360)
Less liability for creation and development fee (5)                      (1,361)                 (838)              (814)
                                                                       ________              ________           ________
Net assets                                                             $263,446              $162,225           $157,535
                                                                       ========              ========           ========
Units outstanding                                                        27,227                16,766             16,274

Net asset value per Unit (6)                                           $  9.676              $  9.676           $  9.680

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                  $272,268              $167,657           $162,743
Less maximum sales charge (7)                                            (8,032)               (4,946)            (4,801)
Less estimated reimbursement to Sponsor for organization costs (3)         (790)                 (486)              (407)
                                                                       ________              ________           ________
Net assets                                                             $263,446              $162,225           $157,535
                                                                       ========              ========           ========
__________

See "Notes to Statements of Net Assets" on page 20.

Page 19


                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of September 30, 2011.

(2) An irrevocable letter of credit for approximately $5,100,000, issued by The Bank of New York Mellon (approximately $200,000 has been allocated to each of The Dow(R) Target 5 Portfolio, 3rd Quarter 2010 Series; Global Target 15 Portfolio, 3rd Quarter 2010 Series; MSCI EAFE Target 20 Portfolio, 3rd Quarter 2010 Series; Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2010 Series; NYSE(R) International Target 25 Portfolio, 3rd Quarter 2010 Series; S&P Target 24 Portfolio, 3rd Quarter 2010 Series; S&P Target SMid 60 Portfolio, 3rd Quarter 2010 Series; Target Diversified Dividend Portfolio, 3rd Quarter 2010 Series; Target Double Play Portfolio, 3rd Quarter 2010 Series; Target Growth Portfolio, 3rd Quarter 2010 Series; Target Small-Cap Portfolio, 3rd Quarter 2010 Series; Value Line(R) Diversified Target 40 Portfolio, 3rd Quarter 2010 Series and Value Line(R) Target 25 Portfolio, 3rd Quarter 2010 Series; and approximately $500,000 has been allocated to each of Target 50/50 Portfolio, 3rd Quarter 2010 Series; Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2010 Series; Target Focus Five Portfolio, 3rd Quarter 2010 Series; Target Mega-Cap Portfolio, 3rd Quarter 2010 Series and Target VIP Conservative Equity Portfolio, 3rd Quarter 2010 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The per Unit costs have been estimated as set forth in the Fee Table. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on October 20, 2010 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 20, 2010. If Unit holders redeem Units before December 20, 2010 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

         The Dow(R) Target 5 Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                               Percentage
                                                               of Aggregate   Number     Market      Cost of        Current
Ticker Symbol and                                              Offering       of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)                               Price          Shares     Share       the Trust (2)  Yield (3)
________________________________                               ____________   ______     _________   _____________  _________
COMMON STOCKS (100%):
Consumer Staples (20%):
KFT      Kraft Foods Inc.                                        20%            959      $ 28.44     $ 27,274        4.08%

Health Care (20%):
PFE      Pfizer Inc.                                             20%          1,910        14.28       27,275        5.04%

Materials (20%):
DD       E.I. du Pont de Nemours and Company                     20%            774        35.24       27,275        4.65%

Telecommunication Services (40%):
T        AT&T Inc.                                               20%          1,115        24.46       27,273        6.87%
VZ       Verizon Communications Inc.                             20%            953        28.62       27,275        6.64%
                                                                ____                                 ________
              Total Investments                                 100%                                 $136,372
                                                                ====                                 ========
___________

See "Notes to Schedules of Investments" on page 51.

                            Schedule of Investments

           Global Target 15 Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                      Percentage                         Cost of
                                                                      of Aggregate  Number    Market     Securities  Current
Ticker Symbol and                                                     Offering      of        Value per  to the      Dividend
Name of Issuer of Securities (1)(4)(5)                                Price         Shares    Share      Trust (2)   Yield (3)
______________________________________                                ____________  ______    _________  __________  _________
COMMON STOCKS (100.00%):
Hong Kong (33.34%):
3988 HK       Bank of China Ltd. #                                      6.67%       18,410    $ 0.50     $  9,269      4.09%
2388 HK       BOC Hong Kong (Holdings) Limited #                        6.67%        4,029      2.30        9,269      4.77%
939 HK        China Construction Bank #                                 6.67%       11,085      0.84        9,269      3.55%
6 HK          Hongkong Electric Holdings Limited #                      6.66%        1,565      5.92        9,269      4.58%
1398 HK       Industrial and Commercial Bank of China Ltd. #            6.67%       12,689      0.73        9,269      3.42%

United Kingdom (33.33%):
BA/ LN        BAE SYSTEMS Plc #                                         6.67%        1,969      4.71        9,270      5.69%
BT/A LN       BT Group Plc #                                            6.66%        4,706      1.97        9,269      5.87%
EMG LN        Man Group Plc #                                           6.67%        2,553      3.63        9,271     13.42%
MKS LN        Marks & Spencer Group Plc #                               6.66%        1,865      4.97        9,268      5.06%
VOD LN        Vodafone Group Plc #                                      6.67%        4,344      2.13        9,270      6.52%

United States (33.33%):
T             AT&T Inc.                                                 6.67%          379     24.46        9,270      6.87%
DD            E.I. du Pont de Nemours and Company                       6.66%          263     35.24        9,268      4.65%
KFT           Kraft Foods Inc.                                          6.67%          326     28.44        9,271      4.08%
PFE           Pfizer Inc.                                               6.66%          649     14.28        9,268      5.04%
VZ            Verizon Communications Inc.                               6.67%          324     28.62        9,273      6.64%
                                                                      _______                            ________
                      Total Investments                               100.00%                            $139,043
                                                                      =======                            ========
_____________

See "Notes to Schedules of Investments" on page 51.

                             Schedule of Investments

         MSCI EAFE Target 20 Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                           Percentage
                                                                           of Aggregate  Number    Market      Cost of
Ticker Symbol and                                                          Offering      of        Value per   Securities to
Name of Issuer of Securities (1)(4)(5) #                                   Price         Shares    Share       the Trust (2)
________________________________________                                   ___________   ______    _________   _____________
COMMON STOCKS (100%):
France (10%):
EN FP           Bouygues S.A.                                                5%            157     $ 38.69     $  6,074
SAN FP          Sanofi-Aventis                                               5%            102       59.61        6,080

Germany (20%):
BMW GY          Bayerische Motoren Werke (BMW) AG                            5%            125       48.62        6,078
DPW GY          Deutsche Post AG                                             5%            414       14.69        6,081
DTE GY          Deutsche Telekom AG                                          5%            514       11.82        6,073
VOW3 GY         Volkswagen Ag-Pfd                                            5%             68       89.37        6,077

Hong Kong (15%):
101 HK          Hang Lung Properties Limited                                 5%          1,581        3.84        6,076
19 HK           Swire Pacific Limited                                        5%            540       11.24        6,071
4 HK            Wharf Holdings Ltd                                           5%          1,241        4.89        6,073

Italy (5%):
ENEL IM         Enel SpA                                                     5%          1,428        4.26        6,077

Japan (15%):
9502 JP         Chubu Electric Power Company, Incorporated                   5%            247       24.62        6,080
9503 JP         Kansai Electric Power Company, Incorporated                  5%            252       24.13        6,082
9432 JP         Nippon Telegraph and Telephone Corporation (NTT)             5%            149       40.73        6,068

The Netherlands (5%):
AH NA           Koninklijke Ahold N.V.                                       5%            484       12.54        6,071

Norway (5%):
TEL NO          Telenor ASA                                                  5%            481       12.62        6,072

Spain (5%):
REP SM          Repsol YPF, S.A.                                             5%            299       20.30        6,071

United Kingdom (20%):
BP/ LN          BP Plc *                                                     5%          1,324        4.59        6,075
CCL LN          Carnival Plc                                                 5%            188       32.31        6,075
RR/ LN          Rolls-Royce Group Plc *                                      5%            710        8.55        6,074
VOD LN          Vodafone Group Plc                                           5%          2,847        2.13        6,075
                                                                           ____                                ________
                     Total Investments                                     100%                                $121,503
                                                                           ====                                ========
______________________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

         Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                        Percentage                   Market      Cost of
Ticker Symbol and                                                       of Aggregate     Number      Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price   of Shares   Share       the Trust (2)
___________________________________                                     ______________   _________   _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (31.22%):
DTV        DIRECTV, Inc. *                                                12.63%           610       $ 34.37     $ 20,966
GRMN       Garmin Ltd. +                                                   2.41%           137         29.26        4,009
LINTA      Liberty Media Interactive, Series A *                           2.57%           398         10.71        4,263
MAT        Mattel, Inc.                                                    3.17%           246         21.42        5,269
ROST       Ross Stores, Inc.                                               2.64%            82         53.40        4,379
SBUX       Starbucks Corporation                                           7.80%           518         25.01       12,955

Industrials (2.22%):
JOYG       Joy Global Inc.                                                 2.22%            73         50.44        3,682

Information Technology (60.45%):
ALTR       Altera Corporation                                              3.08%           205         24.96        5,117
AAPL       Apple Inc. *                                                   24.99%           162        256.08       41,485
BIDU       Baidu, Inc. (ADR) +*                                            7.77%           191         67.53       12,898
CTSH       Cognizant Technology Solutions Corporation *                    6.27%           206         50.55       10,413
INFY       Infosys Technologies Limited (ADR) +                           14.15%           392         59.91       23,485
SNDK       SanDisk Corporation *                                           4.19%           163         42.64        6,950

Telecommunication Services (6.11%):
MICC       Millicom International Cellular S.A. +                          3.73%            76         81.49        6,193
NIHD       NII Holdings Inc. *                                             2.38%           119         33.19        3,950
                                                                         _______                                 ________
                Total Investments                                        100.00%                                 $166,014
                                                                         =======                                 ========
___________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

   NYSE(R) International Target 25 Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                          Percentage
                                                                          of Aggregate    Number    Market      Cost of
Ticker Symbol and                                                         Offering        of        Value per   Securities to
Name of Issuer of Securities (1)(4)(5) +                                  Price           Shares    Share       the Trust (2)
________________________________________                                  ____________    ______    _________   _____________
COMMON STOCKS (100%):
Australia (4%):
WBK         Westpac Banking Corporation (ADR)                                 4%            68      $88.71      $ 6,032

Canada (8%):
MFC         Manulife Financial Corporation                                    4%           412       14.65        6,036
SLF         Sun Life Financial Inc.                                           4%           229       26.37        6,039

China (4%):
CHU         China Unicom Ltd. (ADR)                                           4%           458       13.18        6,036

France (4%):
FTE         France Telecom S.A. (ADR)                                         4%           342       17.66        6,040

Germany (4%):
DB          Deutsche Bank AG                                                  4%           108       55.96        6,044

Italy (8%):
E           Eni SpA (ADR)                                                     4%           164       36.75        6,027
TI          Telecom Italia SpA (ADR)                                          4%           543       11.11        6,033

Japan (32%):
HIT         Hitachi, Ltd. (ADR) *                                             4%           167       36.07        6,024
HMC         Honda Motor Co., Ltd. (ADR)                                       4%           207       29.14        6,032
MTU         Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR)                 4%         1,338        4.51        6,034
MFG         Mizuho Financial Group, Inc.                                      4%         1,863        3.24        6,036
NTT         Nippon Telegraph and Telephone Corporation (ADR)                  4%           295       20.46        6,036
DCM         NTT DoCoMo, Inc. (ADR)                                            4%           398       15.18        6,042
SNE         Sony Corporation (ADR)                                            4%           225       26.84        6,039
TM          Toyota Motor Corporation (ADR)                                    4%            88       68.48        6,026

Luxembourg (4%):
MT          ArcelorMittal (ADR)                                               4%           219       27.60        6,044

Spain (8%):
STD         Banco Santander Central Hispano S.A. (ADR)                        4%           587       10.29        6,040
REP         Repsol YPF, S.A. (ADR)                                            4%           298       20.28        6,043

Switzerland (8%):
CS          Credit Suisse Group (ADR)                                         4%           161       37.48        6,034
UBS         UBS AG *                                                          4%           457       13.22        6,041

United Kingdom (16%):
BCS         Barclays Plc (ADR)                                                4%           379       15.92        6,034
BP          BP Plc (ADR) *                                                    4%           218       27.67        6,032
LYG         Lloyds Banking Group Plc (ADR) *                                  4%         1,869        3.23        6,037
RBS         Royal Bank of Scotland Group Plc (ADR) *                          4%           483       12.49        6,033
                                                                            ____                               ________
             Total Investments                                              100%                               $150,894
                                                                            ====                               ========
______________________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

            S&P Target 24 Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)                                      Price           Shares      Share       the Trust (2)
________________________________                                      ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.93%):
COH       Coach, Inc.                                                  3.28%           142        $ 37.01     $  5,255
MAT       Mattel, Inc.                                                 2.22%           166          21.42        3,556
SBUX      Starbucks Corporation                                        5.43%           348          25.01        8,703

Consumer Staples (13.05%):
BF/B      Brown-Forman Corporation                                     0.68%            19          57.73        1,097
LO        Lorillard, Inc.                                              1.45%            32          72.54        2,321
PM        Philip Morris International Inc.                            10.92%           383          45.72       17,511

Energy (10.91%):
CVX       Chevron Corporation                                          7.21%           169          68.36       11,553
FTI       FMC Technologies, Inc. *                                     0.32%            10          51.67          517
OXY       Occidental Petroleum Corporation                             3.38%            69          78.52        5,418

Financials (17.10%):
BRK/B     Berkshire Hathaway Inc. (Class B) *                         13.48%           270          80.03       21,608
CB        The Chubb Corporation                                        2.89%            92          50.45        4,641
TMK       Torchmark Corporation                                        0.73%            23          51.20        1,178

Health Care (12.57%):
BIIB      Biogen Idec Inc. *                                           6.35%           209          48.70       10,178
VAR       Varian Medical Systems, Inc. *                               3.16%            97          52.25        5,068
WAT       Waters Corporation *                                         3.06%            75          65.49        4,912

Industrials (10.98%):
FAST      Fastenal Company                                             3.50%           111          50.49        5,604
COL       Rockwell Collins, Inc.                                       4.05%           121          53.65        6,492
GWW       W.W. Grainger, Inc.                                          3.43%            55         100.04        5,502

Information Technology (20.60%):
AAPL      Apple Inc. *                                                12.14%            76         256.08       19,462
IBM       International Business Machines Corporation                  8.19%           105         125.09       13,134
TDC       Teradata Corporation *                                       0.27%            14          31.28          438

Utilities (3.86%):
CEG       Constellation Energy Group                                   1.57%            76          33.09        2,515
GAS       Nicor Inc.                                                   0.43%            17          40.94          696
STR       Questar Corporation                                          1.86%            66          45.16        2,981
                                                                     _______                                  ________
               Total Investments                                     100.00%                                  $160,340
                                                                     =======                                  ========
______________________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

          S&P Target SMid 60 Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)                                      Price           Shares      Share       the Trust (2)
________________________________                                      ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (20.00%):
AM        American Greetings Corporation                                2.23%         159          $ 19.51    $  3,102
BOBE      Bob Evans Farms, Inc.                                         2.22%         126            24.57       3,096
BYD       Boyd Gaming Corporation *                                     2.22%         346             8.93       3,090
SSP       The E.W. Scripps Company *                                    1.11%         204             7.58       1,546
FRED      Fred's, Inc.                                                  1.11%         137            11.30       1,548
MHK       Mohawk Industries, Inc. *                                     2.22%          66            46.74       3,085
PBY       The Pep Boys-Manny, Moe & Jack                                1.11%         175             8.85       1,549
PERY      Perry Ellis International, Inc. *                             1.12%          78            19.93       1,555
RCII      Rent-A-Center, Inc. *                                         2.22%         149            20.73       3,089
RT        Ruby Tuesday, Inc. *                                          1.11%         182             8.51       1,549
SCHL      Scholastic Corporation                                        2.22%         123            25.08       3,085
SSI       Stage Stores, Inc.                                            1.11%         144            10.76       1,549

Consumer Staples (1.11%):
CENTA     Central Garden & Pet Company *                                1.11%         169             9.15       1,546

Energy (8.88%):
BAS       Basic Energy Services, Inc. *                                 1.11%         199             7.79       1,550
EXH       Exterran Holdings Inc. *                                      2.22%         119            25.94       3,087
HLX       Helix Energy Solutions Group Inc. *                           2.22%         280            11.04       3,091
PDC       Pioneer Drilling Company *                                    1.11%         269             5.75       1,547
UNT       Unit Corporation *                                            2.22%          76            40.72       3,095

Financials (28.91%):
AFG       American Financial Group, Inc.                                2.23%         113            27.46       3,103
AMSF      Amerisafe Inc. *                                              1.11%          86            17.95       1,544
CLP       Colonial Properties Trust (6)                                 1.11%         105            14.69       1,542
DFG       Delphi Financial Group, Inc. (Class A)                        1.12%          63            24.74       1,559
RE        Everest Re Group, Ltd. +                                      2.22%          44            70.30       3,093
THG       Hanover Insurance Group Inc.                                  2.23%          71            43.70       3,103
HMN       Horace Mann Educators Corporation                             1.11%         102            15.12       1,542
IPCC      Infinity Property & Casualty Corporation                      1.12%          33            47.09       1,554
NAVG      The Navigators Group, Inc. *                                  1.11%          38            40.73       1,548
PRA       ProAssurance Corporation *                                    1.12%          27            57.72       1,558
PL        Protective Life Corporation                                   2.23%         141            22.00       3,102
SAFT      Safety Insurance Group, Inc.                                  1.10%          41            37.45       1,535
SIGI      Selective Insurance Group, Inc.                               1.11%         102            15.16       1,546
TWGP      Tower Group, Inc.                                             1.10%          72            21.36       1,538
TRH       Transatlantic Holdings, Inc.                                  2.22%          64            48.39       3,097


                    Schedule of Investments (cont'd.)

          S&P Target SMid 60 Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)                                      Price           Shares      Share       the Trust (2)
________________________________                                      ____________    ______      _________   _____________
Financials (cont'd.):
UFCS     United Fire & Casualty Company                                 1.10%          76          $ 20.24    $  1,538
UTR      Unitrin, Inc.                                                  2.22%         119            25.97       3,090
WRB      W.R. Berkley Corporation                                       2.23%         117            26.50       3,101
WTFC     Wintrust Financial Corporation                                 1.12%          45            34.57       1,556

Health Care (1.11%):
HS       HealthSpring, Inc. *                                           1.11%          97            15.91       1,543

Industrials (7.76%):
DY       Dycom Industries, Inc. *                                       1.11%         175             8.83       1,545
GKSR     G&K Services, Inc.                                             1.10%          73            21.08       1,539
GFF      Griffon Corporation *                                          1.11%         137            11.25       1,541
JBLU     JetBlue Airways Corporation *                                  2.22%         556             5.56       3,091
MINI     Mobile Mini, Inc. *                                            1.11%          95            16.23       1,542
SKYW     SkyWest, Inc.                                                  1.11%         127            12.17       1,546

Information Technology (10.00%):
AOL      AOL, Inc. *                                                    2.22%         150            20.62       3,093
ESIO     Electro Scientific Industries, Inc. *                          1.11%         119            12.96       1,542
FCS      Fairchild Semiconductor International, Inc. *                  2.22%         350             8.84       3,094
IRF      International Rectifier Corporation *                          2.23%         159            19.50       3,101
VSH      Vishay Intertechnology, Inc. *                                 2.22%         398             7.77       3,092

Materials (3.33%):
ASH      Ashland Inc.                                                   2.22%          64            48.26       3,089
BKI      Buckeye Technologies Inc. *                                    1.11%         149            10.39       1,548

Telecommunication Services (2.22%):
TDS      Telephone and Data Systems, Inc.                               2.22%         102            30.36       3,097

Utilities (16.68%):
ATO      Atmos Energy Corporation                                       2.23%         114            27.21       3,102
AVA      Avista Corporation                                             1.11%          78            19.83       1,547
BKH      Black Hills Corporation                                        2.23%         107            28.96       3,099
CNL      Cleco Corporation                                              2.22%         117            26.47       3,097
IDA      IDACORP, Inc.                                                  2.22%          92            33.61       3,092
NVE      NV Energy Inc.                                                 2.22%         259            11.93       3,090
PNM      PNM Resources Inc.                                             2.22%         273            11.33       3,093
WR       Westar Energy, Inc.                                            2.23%         142            21.84       3,101
                                                                      _______                                 ________
              Total Investments                                       100.00%                                 $139,232
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

             Target 50/50 Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares     Share       the Trust (2)
___________________________________                                       ____________   ______     _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (11.18%):
ARB          Arbitron Inc.                                                  0.19%           28      $ 25.75     $    721
BJRI         BJ's Restaurants Inc. *                                        0.17%           27        23.95          647
PLCE         The Children's Place Retail Stores, Inc. *                     0.15%           13        43.68          568
CMG          Chipotle Mexican Grill, Inc. *                                 0.54%           15       138.44        2,077
COH          Coach, Inc.                                                    0.27%           28        37.01        1,036
CBRL         Cracker Barrel Old Country Store Inc.                          0.29%           24        46.10        1,106
DECK         Deckers Outdoor Corporation *                                  0.22%            6       144.24          865
DDS          Dillard's, Inc. (Class A)                                      0.17%           31        21.10          654
DTV          DIRECTV, Inc. *                                                1.05%          118        34.37        4,056
DPZ          Domino's Pizza, Inc. *                                         0.09%           30        10.99          330
FINL         The Finish Line, Inc. (Class A)                                0.09%           24        14.01          336
GRMN         Garmin Ltd. +                                                  0.20%           26        29.26          761
GCO          Genesco Inc. *                                                 0.18%           25        27.04          676
LOPE         Grand Canyon Education, Inc. *                                 0.28%           46        23.68        1,089
HGG          hhgregg, Inc. *                                                0.26%           42        23.90        1,004
JOSB         Jos. A. Bank Clothiers, Inc. *                                 0.11%            8        54.51          436
LINTA        Liberty Media Interactive, Series A *                          0.21%           77        10.71          825
LULU         Lululemon Athletica Inc. +*                                    0.23%           24        37.55          901
LL           Lumber Liquidators Holdings Inc. *                             0.17%           28        23.44          656
MAT          Mattel, Inc.                                                   0.45%           81        21.42        1,735
MCD          McDonald's Corporation                                         1.66%           96        66.46        6,380
MNRO         Monro Muffler Brake, Inc.                                      0.19%           19        38.76          736
NFLX         Netflix Inc. *                                                 0.70%           24       112.58        2,702
OSTK         Overstock.com, Inc. *                                          0.12%           25        18.36          459
PEET         Peet's Coffee & Tea Inc. *                                     0.13%           13        39.26          510
PIR          Pier 1 Imports, Inc. *                                         0.09%           54         6.11          330
ROST         Ross Stores, Inc.                                              0.22%           16        53.40          854
SFLY         Shutterfly, Inc. *                                             0.17%           27        24.42          659
SKX          Skechers U.S.A., Inc. *                                        0.16%           17        36.09          613
SBUX         Starbucks Corporation                                          1.10%          170        25.01        4,252
SHOO         Steven Madden, Ltd. *                                          0.11%           13        31.67          412
TPX          Tempur-Pedic International Inc. *                              0.27%           33        31.20        1,030
ULTA         Ulta Salon Cosmetics & Fragrance Inc. *                        0.17%           28        24.04          673
UTI          Universal Technical Institute Inc. *                           0.15%           24        24.07          578
VCI          Valassis Communications, Inc. *                                0.20%           24        31.42          754
VIV FP       Vivendi S.A. #                                                 0.42%           79        20.34        1,607

                    Schedule of Investments (cont'd.)

             Target 50/50 Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares     Share       the Trust (2)
___________________________________                                       ____________   ______     _________   _____________
Consumer Staples (5.56%):
SAM          The Boston Beer Company, Inc. *                                0.09%            5      $ 67.36     $    337
BF/B         Brown-Forman Corporation                                       0.06%            4        57.73          231
DMND         Diamond Foods, Inc.                                            0.23%           22        39.65          872
LO           Lorillard, Inc.                                                0.11%            6        72.54          435
PM           Philip Morris International Inc.                               0.90%           76        45.72        3,475
UVV          Universal Corporation                                          2.50%          243        39.53        9,606
WMT          Wal-Mart Stores, Inc.                                          1.67%          131        48.90        6,406

Energy (2.40%):
CVX          Chevron Corporation                                            0.60%           34        68.36        2,324
ENI IM       Eni SpA #                                                      0.42%           87        18.42        1,603
FTI          FMC Technologies, Inc. *                                       0.03%            2        51.67          103
ICO          International Coal Group, Inc. *                               0.22%          217         3.93          853
OXY          Occidental Petroleum Corporation                               0.29%           14        78.52        1,099
RDSB LN      Royal Dutch Shell Plc #                                        0.42%           65        24.62        1,601
FP FP        Total S.A. #                                                   0.42%           36        44.74        1,611

Financials (19.98%):
ALL          The Allstate Corporation                                       2.50%          331        29.01        9,602
AF           Astoria Financial Corporation                                  2.50%          683        14.09        9,623
OZRK         Bank of the Ozarks, Inc.                                       0.16%           17        35.84          609
BRK/B        Berkshire Hathaway Inc. (Class B) *                            1.12%           54        80.03        4,322
CSH          Cash America International, Inc.                               0.27%           30        35.04        1,051
CB           The Chubb Corporation                                          0.24%           18        50.45          908
CBU          Community Bank System, Inc.                                    0.20%           34        22.29          758
CVBF         CVB Financial Corp.                                            0.27%          108         9.58        1,035
FNB          F.N.B. Corporation                                             2.50%        1,176         8.18        9,620
HMN          Horace Mann Educators Corporation                              0.16%           41        15.12          620
MCY          Mercury General Corporation                                    2.50%          229        42.02        9,623
NYB          New York Community Bancorp, Inc.                               2.50%          629        15.30        9,624
PBCT         People's United Financial Inc.                                 2.50%          711        13.53        9,620
SAN SM       Santander Central Hispano S.A. #                               0.42%          156        10.30        1,606
TMK          Torchmark Corporation                                          0.07%            5        51.20          256
TRV          The Travelers Companies, Inc.                                  1.67%          129        49.73        6,415
ZURN VX      Zurich Financial Services AG #                                 0.40%            7       221.35        1,549

Health Care (3.45%):
BRLI         Bio-Reference Labs, Inc. *                                     0.16%           28        22.13          620
BIIB         Biogen Idec Inc. *                                             0.53%           42        48.70        2,045
CHE          Chemed Corporation                                             0.33%           23        54.62        1,256
CYBX         Cyberonics, Inc. *                                             0.18%           28        24.34          681
GSK LN       GlaxoSmithKline Plc #                                          0.42%           95        16.89        1,605
HS           HealthSpring, Inc. *                                           0.25%           60        15.91          955
IART         Integra LifeSciences Holdings Corporation *                    0.29%           30        37.57        1,127

                    Schedule of Investments (cont'd.)

             Target 50/50 Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares     Share       the Trust (2)
___________________________________                                       ____________   ______     _________   _____________
Health Care (cont'd.):
PRGO         Perrigo Company                                                0.62%           40      $ 59.21     $  2,368
VAR          Varian Medical Systems, Inc. *                                 0.26%           19        52.25          993
WAT          Waters Corporation *                                           0.25%           15        65.49          982
ZOLL         Zoll Medical Corporation *                                     0.16%           22        27.28          600

Industrials (11.99%):
ALK          Alaska Air Group, Inc. *                                       0.20%           17        45.23          769
AAWW         Atlas Air Worldwide Holdings, Inc. *                           0.15%           12        48.40          581
FAST         Fastenal Company                                               0.29%           22        50.49        1,111
IIVI         II-VI Incorporated *                                           0.25%           32        30.31          970
JOYG         Joy Global Inc.                                                0.18%           14        50.44          706
MAS          Masco Corporation                                              2.50%          854        11.26        9,616
NOC          Northrop Grumman Corporation                                   2.50%          173        55.52        9,605
RRD          R. R. Donnelley & Sons Company                                 2.50%          585        16.44        9,617
RSG          Republic Services, Inc.                                        2.50%          325        29.56        9,607
COL          Rockwell Collins, Inc.                                         0.33%           24        53.65        1,288
TGI          Triumph Group, Inc.                                            0.30%           17        67.08        1,140
GWW          W.W. Grainger, Inc.                                            0.29%           11       100.04        1,100

Information Technology (14.66%):
APKT         Acme Packet, Inc. *                                            0.20%           28        27.26          763
ADVS         Advent Software, Inc. *                                        0.32%           27        46.30        1,250
ALTR         Altera Corporation                                             0.26%           40        24.96          998
AAPL         Apple Inc. *                                                   3.06%           46       256.08       11,779
BIDU         Baidu, Inc. (ADR) +*                                           2.72%          155        67.53       10,468
CRUS         Cirrus Logic, Inc. *                                           0.13%           32        16.05          514
CTSH         Cognizant Technology Solutions Corporation *                   0.53%           40        50.55        2,022
CSGS         CSG Systems International, Inc. *                              0.17%           35        18.85          660
EBIX         Ebix Inc. *                                                    0.14%           35        15.72          550
INFY         Infosys Technologies Limited (ADR) +                           1.18%           76        59.91        4,553
IBM          International Business Machines Corporation                    2.34%           72       125.09        9,007
JDAS         JDA Software Group, Inc. *                                     0.24%           42        22.47          944
LXK          Lexmark International, Inc. *                                  0.32%           36        34.50        1,242
MMS          MAXIMUS, Inc.                                                  0.27%           18        58.39        1,051
MSTR         Microstrategy Incorporated *                                   0.18%            9        75.51          680
NTCT         NetScout Systems, Inc. *                                       0.16%           43        14.10          606
OSIS         OSI Systems, Inc. *                                            0.14%           19        28.36          539
PRGS         Progress Software Corporation *                                0.34%           43        30.30        1,303
RLRN         Renaissance Learning, Inc.                                     0.09%           22        15.07          332
SNDK         SanDisk Corporation *                                          1.54%          139        42.64        5,927
FIRE         Sourcefire, Inc. *                                             0.15%           29        19.52          566
TDC          Teradata Corporation *                                         0.02%            3        31.28           94
VLTR         Volterra Semiconductor Corp. *                                 0.16%           27        22.95          620

                    Schedule of Investments (cont'd.)

             Target 50/50 Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                          Percentage
                                                                          of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                         Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                       Price          Shares     Share       the Trust (2)
___________________________________                                       ____________   ______     _________   _____________
Materials (7.00%):
DD            E.I. du Pont de Nemours and Company                           1.67%          182      $ 35.24     $  6,414
IPHS          Innophos Holdings, Inc.                                       0.15%           22        25.49          561
MWV           MeadWestvaco Corporation                                      2.50%          427        22.53        9,620
RPM           RPM International, Inc.                                       2.50%          537        17.92        9,623
SCL           Stepan Company                                                0.18%           10        68.28          683

Telecommunication Services (2.61%):
DTE GY        Deutsche Telekom AG #                                         0.42%          136        11.82        1,607
FTE FP        France Telecom S.A. #                                         0.42%           91        17.63        1,604
KPN NA        Koninklijke (Royal) KPN N.V. #                                0.41%          125        12.78        1,597
MICC          Millicom International Cellular S.A. +                        0.32%           15        81.49        1,222
NIHD          NII Holdings Inc. *                                           0.20%           23        33.19          763
TEF SM        Telefonica S.A. #                                             0.42%           87        18.43        1,604
VOD LN        Vodafone Group Plc #                                          0.42%          751         2.13        1,603

Utilities (21.17%):
AEP           American Electric Power Company, Inc.                         2.50%          294        32.69        9,611
BKH           Black Hills Corporation                                       2.50%          332        28.96        9,615
CNL           Cleco Corporation                                             2.50%          363        26.47        9,609
CEG           Constellation Energy Group                                    0.13%           15        33.09          496
DTE           DTE Energy Company                                            2.50%          211        45.62        9,626
EOAN GY       E.ON AG #                                                     0.42%           59        27.09        1,598
ENEL IM       Enel SpA #                                                    0.42%          377         4.26        1,604
GSZ FP        GDF Suez #                                                    0.42%           56        28.67        1,606
IBE SM        Iberdrola S.A. #                                              0.42%          282         5.69        1,605
NG/ LN        National Grid Plc #                                           0.42%          217         7.38        1,601
GAS           Nicor Inc.                                                    0.03%            3        40.94          123
NU            Northeast Utilities                                           2.50%          377        25.53        9,625
PNW           Pinnacle West Capital Corporation                             2.50%          262        36.67        9,607
STR           Questar Corporation                                           0.15%           13        45.16          587
RWE GY        RWE AG #                                                      0.42%           25        65.00        1,625
SSE LN        Scottish & Southern Energy Plc #                              0.42%           95        16.86        1,601
SRG IM        Snam Rete Gas SpA #                                           0.42%          399         4.02        1,602
UNS           Unisource Energy Corporation                                  2.50%          317        30.30        9,605
                                                                          _______                               ________
                   Total Investments                                      100.00%                               $384,482
                                                                          =======                               ========
______________________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

     Target Diversified Dividend Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (10.01%):
BKS         Barnes & Noble, Inc.                                        2.50%          300        $ 13.27     $  3,981
BOBE        Bob Evans Farms, Inc.                                       2.50%          162          24.57        3,980
FL          Foot Locker, Inc.                                           2.50%          310          12.85        3,984
NPK         National Presto Industries, Inc.                            2.51%           42          95.14        3,996

Consumer Staples (10.01%):
ADM         Archer-Daniels-Midland Company                              2.50%          153          26.01        3,980
KFT         Kraft Foods Inc.                                            2.50%          140          28.44        3,982
TAP         Molson Coors Brewing Company                                2.50%           93          42.82        3,982
UVV         Universal Corporation                                       2.51%          101          39.53        3,993

Energy (10.01%):
CVX         Chevron Corporation                                         2.49%           58          68.36        3,965
MRO         Marathon Oil Corporation                                    2.50%          127          31.37        3,984
OSG         Overseas Shipholding Group, Inc.                            2.51%          103          38.81        3,997
TDW         Tidewater Inc.                                              2.51%          102          39.12        3,990

Financials (9.99%):
AXS         Axis Capital Holdings Limited +                             2.49%          132          30.10        3,973
CINF        Cincinnati Financial Corporation                            2.50%          152          26.20        3,982
PRE         PartnerRe Ltd. +                                            2.51%           57          70.06        3,993
SAFT        Safety Insurance Group, Inc.                                2.49%          106          37.45        3,970

Health Care (9.97%):
ABT         Abbott Laboratories                                         2.49%           85          46.65        3,965
BMY         Bristol-Myers Squibb Company                                2.49%          157          25.29        3,971
LLY         Eli Lilly and Company                                       2.50%          118          33.75        3,983
JNJ         Johnson & Johnson                                           2.49%           67          59.24        3,969

Industrials (10.00%):
APOG        Apogee Enterprises, Inc.                                    2.50%          358          11.12        3,981
GMT         GATX Corporation                                            2.50%          150          26.55        3,983
HSC         Harsco Corporation                                          2.50%          167          23.85        3,983
OTTR        Otter Tail Corporation                                      2.50%          207          19.23        3,981

                    Schedule of Investments (cont'd.)

     Target Diversified Dividend Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Information Technology (10.00%):
BR          Broadridge Financial Solutions                              2.50%          209        $ 19.02     $  3,975
DBD         Diebold, Incorporated                                       2.50%          144          27.67        3,985
ISIL        Intersil Corporation                                        2.50%          321          12.40        3,980
MXIM        Maxim Integrated Products, Inc.                             2.50%          233          17.09        3,982

Materials (10.00%):
CMC         Commercial Metals Company                                   2.50%          293          13.61        3,988
MEOH        Methanex Corporation +                                      2.50%          195          20.39        3,976
RPM         RPM International, Inc.                                     2.50%          222          17.92        3,978
SXT         Sensient Technologies Corporation                           2.50%          151          26.42        3,989

Telecommunication Services (10.01%):
T           AT&T Inc.                                                   2.50%          163          24.46        3,987
CTL         CenturyLink, Inc.                                           2.50%          118          33.73        3,980
TU          TELUS Corporation +                                         2.51%          110          36.33        3,996
VZ          Verizon Communications Inc.                                 2.50%          139          28.62        3,978

Utilities (10.00%):
AEP         American Electric Power Company, Inc.                       2.50%          122          32.69        3,988
AVA         Avista Corporation                                          2.50%          201          19.83        3,986
POM         Pepco Holdings, Inc.                                        2.50%          252          15.79        3,979
POR         Portland General Electric Company                           2.50%          217          18.37        3,986
                                                                      _______                                 ________
                 Total Investments                                    100.00%                                 $159,281
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

    Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (5.41%):
BKS             Barnes & Noble, Inc.                                      0.63%          117       $ 13.27     $  1,553
BOBE            Bob Evans Farms, Inc.                                     0.63%           63         24.57        1,548
FL              Foot Locker, Inc.                                         0.62%          120         12.85        1,542
MKS LN          Marks & Spencer Group Plc #                               1.67%          830          4.97        4,125
NPK             National Presto Industries, Inc.                          0.61%           16         95.14        1,522
VIV FP          Vivendi S.A. #                                            1.25%          152         20.34        3,092

Consumer Staples (5.40%):
ADM             Archer-Daniels-Midland Company                            0.62%           59         26.01        1,535
KFT             Kraft Foods Inc.                                          2.29%          199         28.44        5,660
TAP             Molson Coors Brewing Company                              0.62%           36         42.82        1,542
UVV             Universal Corporation                                     1.87%          117         39.53        4,625

Energy (6.27%):
CVX             Chevron Corporation                                       0.64%           23         68.36        1,572
ENI IM          Eni SpA #                                                 1.25%          168         18.42        3,095
MRO             Marathon Oil Corporation                                  0.62%           49         31.37        1,537
OSG             Overseas Shipholding Group, Inc.                          0.63%           40         38.81        1,552
RDSB LN         Royal Dutch Shell Plc #                                   1.25%          126         24.62        3,103
TDW             Tidewater Inc.                                            0.63%           40         39.12        1,565
FP FP           Total S.A. #                                              1.25%           69         44.74        3,087

Financials (20.84%):
ALL             The Allstate Corporation                                  1.25%          107         29.01        3,104
AF              Astoria Financial Corporation                             1.25%          220         14.09        3,100
AXS             Axis Capital Holdings Limited +                           0.62%           51         30.10        1,535
3988 HK         Bank of China Ltd. #                                      1.67%        8,193          0.50        4,125
2388 HK         BOC Hong Kong (Holdings) Limited #                        1.67%        1,793          2.30        4,125
939 HK          China Construction Bank #                                 1.67%        4,933          0.84        4,125
CINF            Cincinnati Financial Corporation                          0.62%           59         26.20        1,546
FNB             F.N.B. Corporation                                        1.25%          378          8.18        3,092
1398 HK         Industrial and Commercial Bank of China Ltd. #            1.67%        5,647          0.73        4,125
EMG LN          Man Group Plc #                                           1.67%        1,136          3.63        4,125
MCY             Mercury General Corporation                               1.26%           74         42.02        3,109
NYB             New York Community Bancorp, Inc.                          1.25%          202         15.30        3,091
PRE             PartnerRe Ltd. +                                          0.62%           22         70.06        1,541
PBCT            People's United Financial Inc.                            1.25%          229         13.53        3,098
SAFT            Safety Insurance Group, Inc.                              0.62%           41         37.45        1,535
SAN SM          Santander Central Hispano S.A. #                          1.25%          300         10.30        3,089
ZURN VX         Zurich Financial Services AG #                            1.25%           14        221.35        3,099

                    Schedule of Investments (cont'd.)

    Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
Health Care (5.41%):
ABT             Abbott Laboratories                                       0.62%           33       $ 46.65     $  1,539
BMY             Bristol-Myers Squibb Company                              0.62%           61         25.29        1,543
LLY             Eli Lilly and Company                                     0.63%           46         33.75        1,552
GSK LN          GlaxoSmithKline Plc #                                     1.25%          183         16.89        3,091
JNJ             Johnson & Johnson                                         0.62%           26         59.24        1,540
PFE             Pfizer Inc.                                               1.67%          289         14.28        4,127

Industrials (9.17%):
APOG            Apogee Enterprises, Inc.                                  0.62%          139         11.12        1,546
BA/ LN          BAE SYSTEMS Plc #                                         1.67%          876          4.71        4,124
GMT             GATX Corporation                                          0.62%           58         26.55        1,540
HSC             Harsco Corporation                                        0.63%           65         23.85        1,550
MAS             Masco Corporation                                         1.25%          275         11.26        3,096
NOC             Northrop Grumman Corporation                              1.26%           56         55.52        3,109
OTTR            Otter Tail Corporation                                    0.62%           80         19.23        1,538
RRD             R. R. Donnelley & Sons Company                            1.25%          188         16.44        3,091
RSG             Republic Services, Inc.                                   1.25%          105         29.56        3,104

Information Technology (2.50%):
BR              Broadridge Financial Solutions                            0.62%           81         19.02        1,541
DBD             Diebold, Incorporated                                     0.63%           56         27.67        1,550
ISIL            Intersil Corporation                                      0.63%          125         12.40        1,550
MXIM            Maxim Integrated Products, Inc.                           0.62%           90         17.09        1,538

Materials (6.68%):
CMC             Commercial Metals Company                                 0.63%          114         13.61        1,552
DD              E.I. du Pont de Nemours and Company                       1.67%          117         35.24        4,123
MWV             MeadWestvaco Corporation                                  1.25%          137         22.53        3,087
MEOH            Methanex Corporation +                                    0.63%           76         20.39        1,550
RPM             RPM International, Inc.                                   1.87%          259         17.92        4,641
SXT             Sensient Technologies Corporation                         0.63%           59         26.42        1,559

Telecommunication Services (15.42%):
T               AT&T Inc.                                                 2.29%          232         24.46        5,675
BT/A LN         BT Group Plc #                                            1.67%        2,095          1.97        4,126
CTL             CenturyLink, Inc.                                         0.63%           46         33.73        1,552
DTE GY          Deutsche Telekom AG #                                     1.25%          262         11.82        3,096
FTE FP          France Telecom S.A. #                                     1.25%          175         17.63        3,085
KPN NA          Koninklijke (Royal) KPN N.V. #                            1.25%          242         12.78        3,092
TEF SM          Telefonica S.A. #                                         1.25%          168         18.43        3,097
TU              TELUS Corporation +                                       0.63%           43         36.33        1,562
VZ              Verizon Communications Inc.                               2.28%          198         28.62        5,666
VOD LN          Vodafone Group Plc #                                      2.92%        3,383          2.13        7,219

                    Schedule of Investments (cont'd.)

    Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
Utilities (22.90%):
AEP             American Electric Power Company, Inc.                     1.87%          142       $ 32.69     $  4,642
AVA             Avista Corporation                                        0.62%           78         19.83        1,547
BKH             Black Hills Corporation                                   1.25%          107         28.96        3,099
CNL             Cleco Corporation                                         1.25%          117         26.47        3,097
DTE             DTE Energy Company                                        1.25%           68         45.62        3,102
EOAN GY         E.ON AG #                                                 1.25%          114         27.09        3,088
ENEL IM         Enel SpA #                                                1.25%          727          4.26        3,094
GSZ FP          GDF Suez #                                                1.25%          108         28.67        3,096
6 HK            Hongkong Electric Holdings Limited #                      1.67%          697          5.92        4,128
IBE SM          Iberdrola S.A. #                                          1.25%          544          5.69        3,096
NG/ LN          National Grid Plc #                                       1.25%          419          7.38        3,092
NU              Northeast Utilities                                       1.25%          121         25.53        3,089
POM             Pepco Holdings, Inc.                                      0.62%           98         15.79        1,547
PNW             Pinnacle West Capital Corporation                         1.24%           84         36.67        3,080
POR             Portland General Electric Company                         0.62%           84         18.37        1,543
RWE GY          RWE AG #                                                  1.26%           48         65.00        3,120
SSE LN          Scottish & Southern Energy Plc #                          1.25%          184         16.86        3,101
SRG IM          Snam Rete Gas SpA #                                       1.25%          771          4.02        3,096
UNS             Unisource Energy Corporation                              1.25%          102         30.30        3,091
                                                                        _______                                ________
                     Total Investments                                  100.00%                                $247,518
                                                                        =======                                ========
______________________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

          Target Double Play Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (19.53%):
PLCE     The Children's Place Retail Stores, Inc. *                       0.86%         34         $ 43.68     $  1,485
CMG      Chipotle Mexican Grill, Inc. *                                   3.13%         39          138.44        5,399
DECK     Deckers Outdoor Corporation *                                    1.34%         16          144.24        2,308
DDS      Dillard's, Inc. (Class A)                                        1.01%         83           21.10        1,751
DPZ      Domino's Pizza, Inc. *                                           0.50%         79           10.99          868
FINL     The Finish Line, Inc. (Class A)                                  0.52%         64          14.01           897
JOSB     Jos. A. Bank Clothiers, Inc. *                                   0.69%         22           54.51        1,199
LULU     Lululemon Athletica Inc. +*                                      1.39%         64           37.55        2,403
NFLX     Netflix Inc. *                                                   4.18%         64          112.58        7,205
PIR      Pier 1 Imports, Inc. *                                           0.52%        146            6.11          892
SKX      Skechers U.S.A., Inc. *                                          0.98%         47           36.09        1,696
SHOO     Steven Madden, Ltd. *                                            0.62%         34           31.67        1,077
TPX      Tempur-Pedic International Inc. *                                1.61%         89           31.20        2,777
ULTA     Ulta Salon Cosmetics & Fragrance Inc. *                          1.03%         74           24.04        1,779
VCI      Valassis Communications, Inc. *                                  1.15%         63           31.42        1,979

Consumer Staples (3.01%):
SAM      The Boston Beer Company, Inc. *                                  0.51%         13           67.36          876
UVV      Universal Corporation                                            2.50%        109           39.53        4,309

Financials (15.01%):
ALL      The Allstate Corporation                                         2.50%        149           29.01        4,322
AF       Astoria Financial Corporation                                    2.50%        306           14.09        4,311
FNB      F.N.B. Corporation                                               2.50%        527            8.18        4,311
MCY      Mercury General Corporation                                      2.51%        103           42.02        4,328
NYB      New York Community Bancorp, Inc.                                 2.50%        282           15.30        4,315
PBCT     People's United Financial Inc.                                   2.50%        319           13.53        4,316

Health Care (3.71%):
PRGO     Perrigo Company                                                  3.71%        108           59.21        6,395

Industrials (12.10%):
ALK      Alaska Air Group, Inc. *                                         1.18%         45           45.23        2,035
AAWW     Atlas Air Worldwide Holdings, Inc. *                             0.90%         32           48.40        1,549
MAS      Masco Corporation                                                2.50%        383           11.26        4,313
NOC      Northrop Grumman Corporation                                     2.51%         78           55.52        4,330
RRD      R. R. Donnelley & Sons Company                                   2.51%        263           16.44        4,324
RSG      Republic Services, Inc.                                          2.50%        146           29.56        4,316

                    Schedule of Investments (cont'd.)

          Target Double Play Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
Information Technology (24.12%):
APKT     Acme Packet, Inc. *                                              1.20%         76         $ 27.26     $  2,072
BIDU     Baidu, Inc. (ADR) +*                                            12.48%        319           67.53       21,542
CRUS     Cirrus Logic, Inc. *                                             0.79%         85           16.05        1,364
LXK      Lexmark International, Inc. *                                    1.92%         96           34.50        3,312
RLRN     Renaissance Learning, Inc.                                       0.51%         58           15.07          874
SNDK     SanDisk Corporation *                                            7.22%        292           42.64       12,451

Materials (5.01%):
MWV      MeadWestvaco Corporation                                         2.51%        192           22.53        4,326
RPM      RPM International, Inc.                                          2.50%        241           17.92        4,319

Utilities (17.51%):
AEP      American Electric Power Company, Inc.                            2.50%        132           32.69        4,315
BKH      Black Hills Corporation                                          2.50%        149           28.96        4,315
CNL      Cleco Corporation                                                2.50%        163           26.47        4,315
DTE      DTE Energy Company                                               2.51%         95           45.62        4,334
NU       Northeast Utilities                                              2.50%        169           25.53        4,314
PNW      Pinnacle West Capital Corporation                                2.51%        118           36.67        4,327
UNS      Unisource Energy Corporation                                     2.49%        142           30.30        4,303
                                                                        _______                                ________
              Total Investments                                         100.00%                                $172,548
                                                                        =======                                ========
______________________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

          Target Focus Five Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (18.17%):
AM            American Greetings Corporation                              0.53%           73       $ 19.51     $  1,424
BMW GY        Bayerische Motoren Werke (BMW) AG #                         1.00%           55         48.62        2,674
BOBE          Bob Evans Farms, Inc.                                       0.53%           58         24.57        1,425
BYD           Boyd Gaming Corporation *                                   0.54%          160          8.93        1,429
CCL LN        Carnival Plc #                                              1.00%           83         32.31        2,682
PLCE          The Children's Place Retail Stores, Inc. *                  0.41%           25         43.68        1,092
CMG           Chipotle Mexican Grill, Inc. *                              1.50%           29        138.44        4,015
DECK          Deckers Outdoor Corporation *                               0.65%           12        144.24        1,731
DDS           Dillard's, Inc. (Class A)                                   0.49%           62         21.10        1,308
DPZ           Domino's Pizza, Inc. *                                      0.24%           59         10.99          648
SSP           The E.W. Scripps Company *                                  0.27%           94          7.58          712
FINL          The Finish Line, Inc. (Class A)                             0.25%           47         14.01          658
FRED          Fred's, Inc.                                                0.27%           63         11.30          712
HMC           Honda Motor Co., Ltd. (ADR) +                               0.32%           29         29.14          845
JOSB          Jos. A. Bank Clothiers, Inc. *                              0.33%           16         54.51          872
LULU          Lululemon Athletica Inc. +*                                 0.67%           48         37.55        1,802
MHK           Mohawk Industries, Inc. *                                   0.52%           30         46.74        1,402
NFLX          Netflix Inc. *                                              2.02%           48        112.58        5,404
PBY           The Pep Boys-Manny, Moe & Jack                              0.27%           80          8.85          708
PERY          Perry Ellis International, Inc. *                           0.27%           36         19.93          717
PIR           Pier 1 Imports, Inc. *                                      0.25%          108          6.11          660
RCII          Rent-A-Center, Inc. *                                       0.54%           69         20.73        1,430
RT            Ruby Tuesday, Inc. *                                        0.27%           84          8.51          715
SCHL          Scholastic Corporation                                      0.54%           57         25.08        1,430
SKX           Skechers U.S.A., Inc. *                                     0.47%           35         36.09        1,263
SNE           Sony Corporation (ADR) +                                    0.32%           32         26.84          859
SSI           Stage Stores, Inc.                                          0.27%           66         10.76          710
SHOO          Steven Madden, Ltd. *                                       0.30%           25         31.67          792
TPX           Tempur-Pedic International Inc. *                           0.77%           66         31.20        2,059
TM            Toyota Motor Corporation (ADR) +                            0.31%           12         68.48          822
ULTA          Ulta Salon Cosmetics & Fragrance Inc. *                     0.50%           55         24.04        1,322
VCI           Valassis Communications, Inc. *                             0.55%           47         31.42        1,477
VOW3 GY       Volkswagen Ag-Pfd #                                         1.00%           30         89.37        2,681

Consumer Staples (2.72%):
SAM           The Boston Beer Company, Inc. *                             0.25%           10         67.36          674
CENTA         Central Garden & Pet Company *                              0.27%           78          9.15          714
AH NA         Koninklijke Ahold N.V. #                                    1.00%          213         12.54        2,672
UVV           Universal Corporation                                       1.20%           81         39.53        3,202

                    Schedule of Investments (cont'd.)

          Target Focus Five Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
Energy (5.09%):
BAS           Basic Energy Services, Inc. *                               0.27%           91       $  7.79     $    709
BP/ LN        BP Plc # *                                                  1.00%          582          4.59        2,670
BP            BP Plc (ADR) +*                                             0.32%           31         27.67          858
E             Eni SpA (ADR) +                                             0.32%           23         36.75          845
EXH           Exterran Holdings Inc. *                                    0.53%           55         25.94        1,427
HLX           Helix Energy Solutions Group Inc. *                         0.53%          129         11.04        1,424
PDC           Pioneer Drilling Company *                                  0.27%          124          5.75          713
REP SM        Repsol YPF, S.A. #                                          1.00%          132         20.30        2,680
REP           Repsol YPF, S.A. (ADR) +                                    0.32%           42         20.28          852
UNT           Unit Corporation *                                          0.53%           35         40.72        1,425

Financials (20.96%):
ALL           The Allstate Corporation                                    1.19%          110         29.01        3,191
AFG           American Financial Group, Inc.                              0.53%           52         27.46        1,428
AMSF          Amerisafe Inc. *                                            0.27%           40         17.95          718
AF            Astoria Financial Corporation                               1.20%          228         14.09        3,213
STD           Banco Santander Central Hispano S.A. (ADR) +                0.32%           83         10.29          854
BCS           Barclays Plc (ADR) +                                        0.32%           54         15.92          860
CLP           Colonial Properties Trust (6)                               0.26%           48         14.69          705
CS            Credit Suisse Group (ADR) +                                 0.32%           23         37.48          862
DFG           Delphi Financial Group, Inc. (Class A)                      0.27%           29         24.74          717
DB            Deutsche Bank AG +                                          0.31%           15         55.96          839
RE            Everest Re Group, Ltd. +                                    0.53%           20         70.30        1,406
FNB           F.N.B. Corporation                                          1.20%          392          8.18        3,207
101 HK        Hang Lung Properties Limited #                              1.00%          695          3.84        2,671
THG           Hanover Insurance Group Inc.                                0.54%           33         43.70        1,442
HMN           Horace Mann Educators Corporation                           0.27%           47         15.12          711
IPCC          Infinity Property & Casualty Corporation                    0.26%           15         47.09          706
LYG           Lloyds Banking Group Plc (ADR) +*                           0.32%          265          3.23          856
MFC           Manulife Financial Corporation +                            0.32%           58         14.65          850
MCY           Mercury General Corporation                                 1.20%           76         42.02        3,193
MTU           Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +         0.32%          190          4.51          857
MFG           Mizuho Financial Group, Inc. +                              0.32%          264          3.24          855
NAVG          The Navigators Group, Inc. *                                0.26%           17         40.73          692
NYB           New York Community Bancorp, Inc.                            1.20%          210         15.30        3,213
PBCT          People's United Financial Inc.                              1.20%          237         13.53        3,207
PRA           ProAssurance Corporation *                                  0.26%           12         57.72          693
PL            Protective Life Corporation                                 0.54%           65         22.00        1,430
RBS           Royal Bank of Scotland Group Plc (ADR) +*                   0.32%           68         12.49          849
SAFT          Safety Insurance Group, Inc.                                0.27%           19         37.45          712
SIGI          Selective Insurance Group, Inc.                             0.27%           47         15.16          712
SLF           Sun Life Financial Inc. +                                   0.32%           32         26.37          844

                    Schedule of Investments (cont'd.)

          Target Focus Five Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
Financials (cont'd.):
19 HK         Swire Pacific Limited #                                     1.00%          238       $ 11.24     $  2,676
TWGP          Tower Group, Inc.                                           0.26%           33         21.36          705
TRH           Transatlantic Holdings, Inc.                                0.53%           29         48.39        1,403
UBS           UBS AG +*                                                   0.32%           65         13.22          859
UFCS          United Fire & Casualty Company                              0.27%           35         20.24          708
UTR           Unitrin, Inc.                                               0.53%           55         25.97        1,428
WRB           W.R. Berkley Corporation                                    0.54%           54         26.50        1,431
WBK           Westpac Banking Corporation (ADR) +                         0.33%           10         88.71          887
4 HK          Wharf Holdings Ltd #                                        1.00%          546          4.89        2,672
WTFC          Wintrust Financial Corporation                              0.27%           21         34.57          726

Health Care (3.04%):
HS            HealthSpring, Inc. *                                        0.27%           45         15.91          716
PRGO          Perrigo Company                                             1.77%           80         59.21        4,737
SAN FP        Sanofi-Aventis #                                            1.00%           45         59.61        2,682

Industrials (10.69%):
ALK           Alaska Air Group, Inc. *                                    0.56%           33         45.23        1,493
AAWW          Atlas Air Worldwide Holdings, Inc. *                        0.44%           24         48.40        1,162
EN FP         Bouygues S.A. #                                             1.00%           69         38.69        2,670
DPW GY        Deutsche Post AG #                                          1.00%          182         14.69        2,673
DY            Dycom Industries, Inc. *                                    0.27%           81          8.83          715
GKSR          G&K Services, Inc.                                          0.27%           34         21.08          717
GFF           Griffon Corporation *                                       0.27%           63         11.25          709
JBLU          JetBlue Airways Corporation *                               0.53%          256          5.56        1,423
MAS           Masco Corporation                                           1.20%          285         11.26        3,209
MINI          Mobile Mini, Inc. *                                         0.27%           44         16.23          714
NOC           Northrop Grumman Corporation                                1.21%           58         55.52        3,220
RRD           R. R. Donnelley & Sons Company                              1.20%          195         16.44        3,206
RSG           Republic Services, Inc.                                     1.20%          108         29.56        3,192
RR/ LN        Rolls-Royce Group Plc #*                                    1.00%          312          8.55        2,669
SKYW          SkyWest, Inc.                                               0.27%           59         12.17          718

Information Technology (14.28%):
APKT          Acme Packet, Inc. *                                         0.57%           56         27.26        1,527
AOL           AOL, Inc. *                                                 0.53%           69         20.62        1,423
BIDU          Baidu, Inc. (ADR) +*                                        5.99%          237         67.53       16,005
CRUS          Cirrus Logic, Inc. *                                        0.38%           63         16.05        1,011
ESIO          Electro Scientific Industries, Inc. *                       0.27%           55         12.96          713
FCS           Fairchild Semiconductor International, Inc. *               0.53%          161          8.84        1,423
HIT           Hitachi, Ltd. (ADR) +*                                      0.32%           24         36.07          866
IRF           International Rectifier Corporation *                       0.53%           73         19.50        1,423
LXK           Lexmark International, Inc. *                               0.93%           72         34.50        2,484

                    Schedule of Investments (cont'd.)

          Target Focus Five Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010


                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
Information Technology (cont'd.):
RLRN          Renaissance Learning, Inc.                                  0.24%           43       $ 15.07     $    648
SNDK          SanDisk Corporation *                                       3.46%          217         42.64        9,253
VSH           Vishay Intertechnology, Inc. *                              0.53%          183          7.77        1,422

Materials (3.53%):
MT            ArcelorMittal (ADR) +                                       0.32%           31         27.60          856
ASH           Ashland Inc.                                                0.54%           30         48.26        1,448
BKI           Buckeye Technologies Inc. *                                 0.27%           69         10.39          717
MWV           MeadWestvaco Corporation                                    1.20%          142         22.53        3,199
RPM           RPM International, Inc.                                     1.20%          179         17.92        3,208

Telecommunication Services (6.14%):
CHU           China Unicom Ltd. (ADR) +                                   0.32%           65         13.18          857
DTE GY        Deutsche Telekom AG #                                       1.00%          226         11.82        2,670
FTE           France Telecom S.A. (ADR) +                                 0.32%           48         17.66          848
NTT           Nippon Telegraph and Telephone Corporation (ADR) +          0.32%           42         20.46          859
9432 JP       Nippon Telegraph and Telephone Corporation (NTT) #          1.01%           66         40.73        2,688
DCM           NTT DoCoMo, Inc. (ADR) +                                    0.32%           56         15.18          850
TI            Telecom Italia SpA (ADR) +                                  0.32%           77         11.11          855
TEL NO        Telenor ASA #                                               1.00%          212         12.62        2,676
TDS           Telephone and Data Systems, Inc.                            0.53%           47         30.36        1,427
VOD LN        Vodafone Group Plc #                                        1.00%        1,252          2.13        2,672

Utilities (15.38%):
AEP           American Electric Power Company, Inc.                       1.20%           98         32.69        3,204
ATO           Atmos Energy Corporation                                    0.53%           52         27.21        1,415
AVA           Avista Corporation                                          0.27%           36         19.83          714
BKH           Black Hills Corporation                                     1.73%          160         28.96        4,634
9502 JP       Chubu Electric Power Company, Incorporated #                1.00%          109         24.62        2,683
CNL           Cleco Corporation                                           1.74%          175         26.47        4,632
DTE           DTE Energy Company                                          1.20%           70         45.62        3,193
ENEL IM       Enel SpA #                                                  1.00%          628          4.26        2,672
IDA           IDACORP, Inc.                                               0.53%           42         33.61        1,412
9503 JP       Kansai Electric Power Company, Incorporated #               1.00%          111         24.13        2,679
NU            Northeast Utilities                                         1.20%          126         25.53        3,217
NVE           NV Energy Inc.                                              0.53%          119         11.93        1,420
PNW           Pinnacle West Capital Corporation                           1.19%           87         36.67        3,190
PNM           PNM Resources Inc.                                          0.53%          126         11.33        1,428
UNS           Unisource Energy Corporation                                1.20%          106         30.30        3,212
WR            Westar Energy, Inc.                                         0.53%           65         21.84        1,420
                                                                        _______                                ________
                   Total Investments                                    100.00%                                $267,111
                                                                        =======                                ========
___________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

            Target Growth Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


 At the Opening of Business on the Initial Date of Deposit-June 30, 2010


                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (20.01%):
HAS       Hasbro, Inc.                                                    3.34%        140         $ 42.04     $  5,886
NFLX      Netflix Inc. *                                                  3.32%         52          112.58        5,854
ROST      Ross Stores, Inc.                                               3.33%        110           53.40        5,874
SBUX      Starbucks Corporation                                           3.33%        235           25.01        5,877
TWC       Time Warner Cable, Inc.                                         3.35%        110           53.63        5,899
TJX       The TJX Companies, Inc.                                         3.34%        140           42.03        5,884

Consumer Staples (16.67%):
CLX       The Clorox Company                                              3.34%         94           62.73        5,897
EL        The Estee Lauder Companies Inc.                                 3.33%        106           55.39        5,871
GIS       General Mills, Inc.                                             3.33%        159           36.90        5,867
HSY       The Hershey Company                                             3.34%        122           48.23        5,884
WFMI      Whole Foods Market, Inc. *                                      3.33%        159           36.97        5,878

Financials (6.66%):
BAP       Credicorp Limited +                                             3.33%         65           90.42        5,877
PGR       The Progressive Corporation                                     3.33%        311           18.91        5,881

Health Care (19.99%):
ABC       AmerisourceBergen Corporation                                   3.33%        185           31.72        5,868
EW        Edwards Lifesciences Corporation *                              3.33%        109           53.83        5,868
LLY       Eli Lilly and Company                                           3.33%        174           33.75        5,873
ISRG      Intuitive Surgical, Inc. *                                      3.32%         18          324.85        5,847
LH        Laboratory Corporation of America Holdings *                    3.34%         77           76.52        5,892
STJ       St. Jude Medical, Inc. *                                        3.34%        161           36.55        5,885

Industrials (3.34%):
NOC       Northrop Grumman Corporation                                    3.34%        106           55.52        5,885

Information Technology (20.02%):
AAPL      Apple Inc. *                                                    3.34%         23          256.08        5,890
BRCM      Broadcom Corporation (Class A)                                  3.34%        176           33.43        5,884
INTU      Intuit Inc. *                                                   3.33%        168           34.98        5,877
NTAP      NetApp Inc. *                                                   3.34%        155           37.99        5,888
SNDK      SanDisk Corporation *                                           3.34%        138           42.64        5,884
STX       Seagate Technology +*                                           3.33%        439           13.38        5,874

Materials (9.98%):
FCX       Freeport-McMoRan Copper & Gold, Inc. (Class B)                  3.32%         96           61.07        5,863
NEM       Newmont Mining Corporation                                      3.33%         96           61.15        5,870
SLW       Silver Wheaton Corporation +*                                   3.33%        294           20.00        5,880

Telecommunication Services (3.33%):
RCI       Rogers Communications, Inc. (Class B) +                         3.33%        176           33.35        5,870
                                                                        _______                                ________
                  Total Investments                                     100.00%                                $176,327
                                                                        =======                                ========
___________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

           Target Mega-Cap Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


 At the Opening of Business on the Initial Date of Deposit-June 30, 2010


                                                                        Percentage
                                                                        of Aggregate   Number      Market      Cost of
Ticker Symbol and                                                       Offering       of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Price          Shares      Share       the Trust (2)
___________________________________                                     ____________   ______      _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (16.65%):
CMCSA       Comcast Corporation (Class A)                                 3.33%          448       $ 17.68     $  7,921
NKE         NIKE, Inc. (Class B)                                          3.32%          116         68.17        7,908
TWX         Time Warner Inc.                                              3.34%          268         29.63        7,941
VIA/B       Viacom Inc. (Class B)                                         3.33%          247         32.07        7,921
DIS         The Walt Disney Company                                       3.33%          245         32.30        7,913

Consumer Staples (3.33%):
ABV         Companhia de Bebidas das Americas (AmBev) (ADR) +             3.33%           76        104.30        7,927

Energy (6.67%):
CEO         CNOOC Limited (ADR) +                                         3.34%           47        168.80        7,934
OXY         Occidental Petroleum Corporation                              3.33%          101         78.52        7,931

Financials (20.00%):
BRK/B       Berkshire Hathaway Inc. (Class B) *                           3.33%           99         80.03        7,923
C           Citigroup Inc. *                                              3.33%        2,125          3.73        7,926
MET         MetLife, Inc.                                                 3.34%          208         38.18        7,941
PNC         PNC Financial Services Group, Inc.                            3.34%          138         57.58        7,946
PRU         Prudential Financial, Inc.                                    3.34%          146         54.36        7,937
TRV         The Travelers Companies, Inc.                                 3.32%          159         49.73        7,907

Health Care (20.00%):
BMY         Bristol-Myers Squibb Company                                  3.33%          313         25.29        7,916
MRK         Merck & Co., Inc.                                             3.34%          224         35.43        7,936
NVO         Novo Nordisk A/S (ADR) +                                      3.34%           98         80.95        7,933
TMO         Thermo Fisher Scientific Inc. *                               3.33%          159         49.75        7,910
UNH         UnitedHealth Group Incorporated                               3.33%          277         28.63        7,930
WLP         WellPoint, Inc. *                                             3.33%          160         49.57        7,931

Industrials (10.00%):
CNI         Canadian National Railway Company +                           3.34%          137         57.91        7,934
NSC         Norfolk Southern Corporation                                  3.33%          148         53.44        7,909
UNP         Union Pacific Corporation                                     3.33%          113         70.13        7,925

Information Technology (16.68%):
AAPL        Apple Inc. *                                                  3.34%           31        256.08        7,938
GLW         Corning Incorporated                                          3.34%          482         16.46        7,934
EBAY        eBay Inc. *                                                   3.34%          403         19.69        7,935
INFY        Infosys Technologies Limited (ADR) +                          3.32%          132         59.91        7,908
INTC        Intel Corporation                                             3.34%          401         19.78        7,932

Materials (3.34%):
NEM         Newmont Mining Corporation                                    3.34%          130         61.15        7,949

Telecommunication Services (3.33%):
BCE         BCE Inc. +                                                    3.33%          274         28.90        7,919
                                                                        _______                                ________
                 Total Investments                                      100.00%                                $237,815
                                                                        =======                                ========
_____________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

           Target Small-Cap Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


 At the Opening of Business on the Initial Date of Deposit-June 30, 2010


                                                                       Percentage        Number    Market        Cost of
Ticker Symbol and                                                      of Aggregate      of        Value per     Securities to
Name of Issuer of Securities (1)                                       Offering Price    Shares    Share         the Trust (2)
________________________________                                       ______________    ______    _________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (27.67%):
ARB       Arbitron Inc.                                                  2.25%             133     $ 25.75       $  3,425
BJRI      BJ's Restaurants Inc. *                                        2.03%             129       23.95          3,090
CBRL      Cracker Barrel Old Country Store Inc.                          3.45%             114       46.10          5,255
GCO       Genesco Inc. *                                                 2.10%             118       27.04          3,191
LOPE      Grand Canyon Education, Inc. *                                 3.39%             218       23.68          5,162
HGG       hhgregg, Inc. *                                                3.11%             198       23.90          4,732
LL        Lumber Liquidators Holdings Inc. *                             2.06%             134       23.44          3,141
MNRO      Monro Muffler Brake, Inc.                                      2.32%              91       38.76          3,527
OSTK      Overstock.com, Inc. *                                          1.41%             117       18.36          2,148
PEET      Peet's Coffee & Tea Inc. *                                     1.65%              64       39.26          2,513
SFLY      Shutterfly, Inc. *                                             2.08%             130       24.42          3,175
UTI       Universal Technical Institute Inc. *                           1.82%             115       24.07          2,768

Consumer Staples (2.68%):
DMND      Diamond Foods, Inc.                                            2.68%             103       39.65          4,084

Energy (2.66%):
ICO       International Coal Group, Inc. *                               2.66%           1,031        3.93          4,052

Financials (12.75%):
OZRK      Bank of the Ozarks, Inc.                                       1.93%              82       35.84          2,939
CSH       Cash America International, Inc.                               3.31%             144       35.04          5,046
CBU       Community Bank System, Inc.                                    2.34%             160       22.29          3,566
CVBF      CVB Financial Corp.                                            3.23%             513        9.58          4,915
HMN       Horace Mann Educators Corporation                              1.94%             195       15.12          2,948

Health Care (16.35%):
BRLI      Bio-Reference Labs, Inc. *                                     1.95%             134       22.13          2,965
CHE       Chemed Corporation                                             3.91%             109       54.62          5,954
CYBX      Cyberonics, Inc. *                                             2.14%             134       24.34          3,262
HS        HealthSpring, Inc. *                                           2.99%             286       15.91          4,550
IART      Integra LifeSciences Holdings Corporation *                    3.48%             141       37.57          5,297
ZOLL      Zoll Medical Corporation *                                     1.88%             105       27.28          2,864

Industrials (6.67%):
IIVI      II-VI Incorporated *                                           3.06%             154       30.31          4,668
TGI       Triumph Group, Inc.                                            3.61%              82       67.08          5,501

Information Technology (27.30%):
ADVS      Advent Software, Inc. *                                        3.89%             128       46.30          5,926
CSGS      CSG Systems International, Inc. *                              2.04%             165       18.85          3,110
EBIX      Ebix Inc. *                                                    1.73%             168       15.72          2,641
JDAS      JDA Software Group, Inc. *                                     2.96%             201       22.47          4,516
MMS       MAXIMUS, Inc.                                                  3.22%              84       58.39          4,905
MSTR      Microstrategy Incorporated *                                   2.13%              43       75.51          3,247
NTCT      NetScout Systems, Inc. *                                       1.90%             205       14.10          2,890
OSIS      OSI Systems, Inc. *                                            1.66%              89       28.36          2,524
PRGS      Progress Software Corporation *                                4.04%             203       30.30          6,151
FIRE      Sourcefire, Inc. *                                             1.77%             138       19.52          2,694
VLTR      Volterra Semiconductor Corp. *                                 1.96%             130       22.95          2,984
Materials (3.92%):
IPHS      Innophos Holdings, Inc.                                        1.77%             106       25.49          2,702
SCL       Stepan Company                                                 2.15%              48       68.28          3,277
                                                                       _______                                   ________
                  Total Investments                                    100.00%                                   $152,305
                                                                       =======                                   ========
___________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

    Target VIP Conservative Equity Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


 At the Opening of Business on the Initial Date of Deposit-June 30, 2010


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (13.06%):
PLCE        The Children's Place Retail Stores, Inc. *                     0.18%             11     $ 43.68     $    480
CMG         Chipotle Mexican Grill, Inc. *                                 0.62%             12      138.44        1,661
COH         Coach, Inc.                                                    1.65%            120       37.01        4,441
DECK        Deckers Outdoor Corporation *                                  0.27%              5      144.24          721
DDS         Dillard's, Inc. (Class A)                                      0.20%             26       21.10          549
DPZ         Domino's Pizza, Inc. *                                         0.10%             25       10.99          275
FINL        The Finish Line, Inc. (Class A)                                0.10%             20       14.01          280
JOSB        Jos. A. Bank Clothiers, Inc. *                                 0.14%              7       54.51          382
LULU        Lululemon Athletica Inc. +*                                    0.28%             20       37.55          751
MKS LN      Marks & Spencer Group Plc #                                    0.67%            361        4.97        1,794
MAT         Mattel, Inc.                                                   1.10%            139       21.42        2,977
MCD         McDonald's Corporation                                         3.01%            122       66.46        8,108
NFLX        Netflix Inc. *                                                 0.84%             20      112.58        2,252
PIR         Pier 1 Imports, Inc. *                                         0.10%             46        6.11          281
SKX         Skechers U.S.A., Inc. *                                        0.20%             15       36.09          541
SBUX        Starbucks Corporation                                          2.72%            293       25.01        7,328
SHOO        Steven Madden, Ltd. *                                          0.13%             11       31.67          348
TPX         Tempur-Pedic International Inc. *                              0.32%             28       31.20          874
ULTA        Ulta Salon Cosmetics & Fragrance Inc. *                        0.20%             23       24.04          553
VCI         Valassis Communications, Inc. *                                0.23%             20       31.42          628

Consumer Staples (13.26%):
SAM         The Boston Beer Company, Inc. *                                0.10%              4       67.36          269
BF/B        Brown-Forman Corporation                                       0.34%             16       57.73          924
KFT         Kraft Foods Inc.                                               0.66%             63       28.44        1,792
LO          Lorillard, Inc.                                                0.73%             27       72.54        1,959
PM          Philip Morris International Inc.                               5.44%            321       45.72       14,676
PG          The Procter & Gamble Company                                   3.00%            134       60.32        8,083
WMT         Wal-Mart Stores, Inc.                                          2.99%            165       48.90        8,069

Energy (8.46%):
CVX         Chevron Corporation                                            3.60%            142       68.36        9,707
XOM         Exxon Mobil Corporation                                        3.00%            141       57.29        8,078
FTI         FMC Technologies, Inc. *                                       0.17%              9       51.67          465
OXY         Occidental Petroleum Corporation                               1.69%             58       78.52        4,554

Financials (14.92%):
3988 HK     Bank of China Ltd. #                                           0.67%          3,570        0.50        1,798
BRK/B       Berkshire Hathaway Inc. (Class B) *                            6.74%            227       80.03       18,167
2388 HK     BOC Hong Kong (Holdings) Limited #                             0.67%            781        2.30        1,797
939 HK      China Construction Bank #                                      0.67%          2,149        0.84        1,797
CB          The Chubb Corporation                                          1.46%             78       50.45        3,935

                    Schedule of Investments (cont'd.)

    Target VIP Conservative Equity Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


 At the Opening of Business on the Initial Date of Deposit-June 30, 2010


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
Financials (cont'd.):
1398 HK     Industrial and Commercial Bank of China Ltd. #                 0.67%          2,460     $  0.73     $  1,797
EMG LN      Man Group Plc #                                                0.67%            495        3.63        1,798
TMK         Torchmark Corporation                                          0.38%             20       51.20        1,024
TRV         The Travelers Companies, Inc.                                  2.99%            162       49.73        8,056

Health Care (10.72%):
BIIB        Biogen Idec Inc. *                                             3.18%            176       48.70        8,571
PRGO        Perrigo Company                                                0.75%             34       59.21        2,013
PFE         Pfizer Inc.                                                    3.67%            692       14.28        9,881
VAR         Varian Medical Systems, Inc. *                                 1.59%             82       52.25        4,285
WAT         Waters Corporation *                                           1.53%             63       65.49        4,126

Industrials (6.54%):
ALK         Alaska Air Group, Inc. *                                       0.23%             14       45.23          633
AAWW        Atlas Air Worldwide Holdings, Inc. *                           0.18%             10       48.40          484
BA/ LN      BAE SYSTEMS Plc #                                              0.67%            382        4.71        1,798
FAST        Fastenal Company                                               1.74%             93       50.49        4,696
COL         Rockwell Collins, Inc.                                         2.01%            101       53.65        5,419
GWW         W.W. Grainger, Inc.                                            1.71%             46      100.04        4,602

Information Technology (18.12%):
APKT        Acme Packet, Inc. *                                            0.24%             24       27.26          654
AAPL        Apple Inc. *                                                   6.08%             64      256.08       16,389
BIDU        Baidu, Inc. (ADR) +*                                           2.48%             99       67.53        6,685
CRUS        Cirrus Logic, Inc. *                                           0.16%             27       16.05          433
IBM         International Business Machines Corporation                    7.10%            153      125.09       19,139
LXK         Lexmark International, Inc. *                                  0.38%             30       34.50        1,035
RLRN        Renaissance Learning, Inc.                                     0.10%             18       15.07          271
SNDK        SanDisk Corporation *                                          1.44%             91       42.64        3,880
TDC         Teradata Corporation *                                         0.14%             12       31.28          375

Materials (3.66%):
DD          E.I. du Pont de Nemours and Company                            3.66%            280       35.24        9,867

Telecommunication Services (8.65%):
T           AT&T Inc.                                                      3.65%            403       24.46        9,858
BT/A LN     BT Group Plc #                                                 0.67%            912        1.97        1,796
VZ          Verizon Communications Inc.                                    3.66%            345       28.62        9,874
VOD LN      Vodafone Group Plc #                                           0.67%            842        2.13        1,797

Utilities (2.61%):
CEG         Constellation Energy Group                                     0.79%             64       33.09        2,118
6 HK        Hongkong Electric Holdings Limited #                           0.67%            303        5.92        1,795
GAS         Nicor Inc.                                                     0.21%             14       40.94          573
STR         Questar Corporation                                            0.94%             56       45.16        2,529
                                                                         _______                                ________
                 Total Investments                                       100.00%                                $269,545
                                                                         =======                                ========
______________________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

  Value Line(R) Diversified Target 40 Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


 At the Opening of Business on the Initial Date of Deposit-June 30, 2010


                                                                         Percentage        Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate      of        Value       Securities to
Name of Issuer of Securities (1)                                         Offering Price    Shares    per Share   the Trust (2)
________________________________                                         ______________    ______    _________   _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (20.02%):
AAP      Advance Auto Parts, Inc.                                          2.51%            83       $50.28      $  4,173
ARO      Aeropostale, Inc. *                                               2.50%           144        28.81         4,149
BIG      Big Lots, Inc. *                                                  2.51%           128        32.49         4,159
DLTR     Dollar Tree, Inc. *                                               2.49%            99        41.74         4,132
GCI      Gannett Co., Inc.                                                 2.50%           296        14.04         4,156
ROST     Ross Stores, Inc.                                                 2.51%            78        53.40         4,165
TJX      The TJX Companies, Inc.                                           2.51%            99        42.03         4,161
TRW      TRW Automotive Holdings Corp. *                                   2.49%           149        27.78         4,139

Consumer Staples (7.50%):
FLO      Flowers Foods, Inc.                                               2.50%           169        24.54         4,147
SLE      Sara Lee Corporation                                              2.50%           290        14.29         4,144
SYY      SYSCO Corporation                                                 2.50%           142        29.22         4,149

Energy (2.50%):
FST      Forest Oil Corporation *                                          2.50%           152        27.27         4,145

Financials (4.99%):
CNA      CNA Financial Corporation *                                       2.50%           160        25.93         4,149
PRU      Prudential Financial, Inc.                                        2.49%            76        54.36         4,131

Health Care (15.01%):
ABC      AmerisourceBergen Corporation                                     2.50%           131        31.72         4,155
CYH      Community Health Systems Inc. *                                   2.51%           124        33.58         4,164
DVA      DaVita, Inc. *                                                    2.50%            66        62.73         4,140
HSIC     Henry Schein, Inc. *                                              2.50%            75        55.31         4,148
KCI      Kinetic Concepts, Inc. *                                          2.51%           111        37.46         4,158
UHS      Universal Health Services, Inc. (Class B)                         2.49%           107        38.67         4,138

Industrials (12.50%):
JOYG     Joy Global Inc.                                                   2.49%            82        50.44         4,136
LLL      L-3 Communications Holdings, Inc.                                 2.50%            58        71.57         4,151
NOC      Northrop Grumman Corporation                                      2.51%            75        55.52         4,164
OSK      Oshkosh Corporation *                                             2.50%           130        31.96         4,155
OC       Owens Corning Inc. *                                              2.50%           132        31.42         4,148

Information Technology (17.50%):
AMD      Advanced Micro Devices, Inc. *                                    2.50%           555         7.48         4,151
ADS      Alliance Data Systems Corporation *                               2.51%            70        59.60         4,172
JBL      Jabil Circuit, Inc.                                               2.50%           304        13.65         4,150
LXK      Lexmark International, Inc. *                                     2.49%           120        34.50         4,140
MU       Micron Technology, Inc. *                                         2.50%           479         8.67         4,153
SNDK     SanDisk Corporation *                                             2.49%            97        42.64         4,136
TXN      Texas Instruments Incorporated                                    2.51%           174        23.89         4,157

Materials (19.98%):
ASH      Ashland Inc.                                                      2.50%            86        48.26         4,150
FMC      FMC Corporation                                                   2.49%            71        58.24         4,135
IFF      International Flavors & Fragrances Inc.                           2.49%            96        43.10         4,138
LZ       The Lubrizol Corporation                                          2.49%            52        79.42         4,130
NLC      Nalco Holding Co.                                                 2.50%           201        20.67         4,155
SMG      The Scotts Miracle-Gro Company                                    2.51%            95        43.82         4,163
SHW      The Sherwin-Williams Company                                      2.50%            59        70.40         4,154
VAL      The Valspar Corporation                                           2.50%           137        30.22         4,140
                                                                         _______                                 ________
              Total Investments                                          100.00%                                 $165,980
                                                                         =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 51.

                         Schedule of Investments

       Value Line(R) Target 25 Portfolio, 3rd Quarter 2010 Series
                                 FT 2420


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2010



                                                                        Percentage
                                                                        of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                       Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                     Price           Shares      Share         the Trust (2)
___________________________________                                     ____________    ______      _________     _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (39.19%):
PLCE        The Children's Place Retail Stores, Inc. *                    1.74%           64        $ 43.68       $  2,795
CMG         Chipotle Mexican Grill, Inc. *                                6.27%           73         138.44         10,106
DECK        Deckers Outdoor Corporation *                                 2.69%           30         144.24          4,327
DDS         Dillard's, Inc. (Class A)                                     2.03%          155          21.10          3,270
DPZ         Domino's Pizza, Inc. *                                        1.00%          147          10.99          1,616
FINL        The Finish Line, Inc. (Class A)                               1.03%          119          14.01          1,667
JOSB        Jos. A. Bank Clothiers, Inc. *                                1.39%           41          54.51          2,235
LULU        Lululemon Athletica Inc. +*                                   2.80%          120          37.55          4,506
NFLX        Netflix Inc. *                                                8.39%          120         112.58         13,510
PIR         Pier 1 Imports, Inc. *                                        1.04%          273           6.11          1,668
SKX         Skechers U.S.A., Inc. *                                       1.97%           88          36.09          3,176
SHOO        Steven Madden, Ltd. *                                         1.24%           63          31.67          1,995
TPX         Tempur-Pedic International Inc. *                             3.23%          167          31.20          5,210
ULTA        Ulta Salon Cosmetics & Fragrance Inc. *                       2.07%          139          24.04          3,342
VCI         Valassis Communications, Inc. *                               2.30%          118          31.42          3,708

Consumer Staples (1.00%):
SAM         The Boston Beer Company, Inc. *                               1.00%           24          67.36          1,617

Health Care (7.42%):
PRGO        Perrigo Company                                               7.42%          202          59.21         11,960

Industrials (4.16%):
ALK         Alaska Air Group, Inc. *                                      2.36%           84          45.23          3,799
AAWW        Atlas Air Worldwide Holdings, Inc. *                          1.80%           60          48.40          2,904

Information Technology (48.23%):
APKT        Acme Packet, Inc. *                                           2.39%          141          27.26          3,844
BIDU        Baidu, Inc. (ADR) +*                                         24.98%          596          67.53         40,248
CRUS        Cirrus Logic, Inc. *                                          1.58%          159          16.05          2,552
LXK         Lexmark International, Inc. *                                 3.85%          180          34.50          6,210
RLRN        Renaissance Learning, Inc.                                    1.00%          107          15.07          1,612
SNDK        SanDisk Corporation *                                        14.43%          545          42.64         23,239
                                                                        _______                                   ________
                 Total Investments                                      100.00%                                   $161,116
                                                                        =======                                   ========
___________

See "Notes to Schedules of Investments" on page 51.

Page 50


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on June 30, 2010. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                        Cost of Securities    Profit
                                                                        to Sponsor            (Loss)
                                                                        __________________    ________
The Dow(R) Target 5 Portfolio, 3rd Quarter 2010 Series                  $136,252              $   120
Global Target 15 Portfolio, 3rd Quarter 2010 Series                      138,941                  102
MSCI EAFE Target 20 Portfolio, 3rd Quarter 2010 Series                   123,065               (1,562)
Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2010 Series                   166,363                 (349)
NYSE(R) International Target 25 Portfolio, 3rd Quarter 2010 Series       152,266               (1,372)
S&P Target 24 Portfolio, 3rd Quarter 2010 Series                         160,318                   22
S&P Target SMid 60 Portfolio, 3rd Quarter 2010 Series                    139,346                 (114)
Target 50/50 Portfolio, 3rd Quarter 2010 Series                          385,548               (1,066)
Target Diversified Dividend Portfolio, 3rd Quarter 2010 Series           159,403                 (122)
Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2010 Series        248,477                 (959)
Target Double Play Portfolio, 3rd Quarter 2010 Series                    172,924                 (376)
Target Focus Five Portfolio, 3rd Quarter 2010 Series                     268,324               (1,213)
Target Growth Portfolio, 3rd Quarter 2010 Series                         175,799                  528
Target Mega-Cap Portfolio, 3rd Quarter 2010 Series                       237,649                  166
Target Small-Cap Portfolio, 3rd Quarter 2010 Series                      152,778                 (473)
Target VIP Conservative Equity Portfolio, 3rd Quarter 2010 Series        269,476                   69
Value Line(R) Diversified Target 40 Portfolio, 3rd Quarter 2010 Series   165,872                  108
Value Line(R) Target 25 Portfolio, 3rd Quarter 2010 Series               161,442                 (326)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise the percentage of the investments of the Trusts as indicated:
    Global Target 15 Portfolio, 3rd Quarter 2010 Series, 66.67%
    MSCI EAFE Target 20 Portfolio, 3rd Quarter 2010 Series, 100.00%
    Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2010 Series, 28.06%
    NYSE(R) International Target 25 Portfolio, 3rd Quarter 2010 Series, 100.00% S&P Target SMid 60 Portfolio, 3rd Quarter 2010 Series, 2.22%
    Target 50/50 Portfolio, 3rd Quarter 2010 Series, 13.02%
    Target Diversified Dividend Portfolio, 3rd Quarter 2010 Series, 10.01% Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2010 Series, 44.21% Target Double Play Portfolio, 3rd Quarter 2010 Series, 13.87%
    Target Focus Five Portfolio, 3rd Quarter 2010 Series, 35.19%
    Target Growth Portfolio, 3rd Quarter 2010 Series, 13.32%
    Target Mega-Cap Portfolio, 3rd Quarter 2010 Series, 20.00%
    Target VIP Conservative Equity Portfolio, 3rd Quarter 2010 Series, 9.46% Value Line(R) Target 25 Portfolio, 3rd Quarter 2010 Series, 27.78%

Page 51


(5) Securities of companies in the following sectors comprise the percentage of the investments of the Trusts as indicated:

Global Target 15 Portfolio, 3rd Quarter 2010 Series:
Consumer Discretionary, 6.66%; Consumer Staples, 6.67%; Financials, 33.35%; Health Care, 6.66%; Industrials, 6.67%; Materials, 6.66%;
Telecommunication Services, 26.67%; Utilities, 6.66%

MSCI EAFE Target 20 Portfolio, 3rd Quarter 2010 Series:
Consumer Discretionary, 15.00%; Consumer Staples, 5.00%; Energy, 10.00%; Financials, 15.00%; Health Care, 5.00%; Industrials, 15.00%;
Telecommunication Services, 20.00%; Utilities, 15.00%

NYSE(R) International Target 25 Portfolio, 3rd Quarter 2010 Series:
Consumer Discretionary, 12.00%; Energy, 12.00%; Financials, 48.00%; Information Technology, 4.00%; Materials, 4.00%; Telecommunication Services, 20.00%

(6) This Security represents the common stock of a Real Estate Investment Trust ("REIT"). REITs comprise approximately 1.11% and 0.26% of the investments of the S&P Target SMid 60 Portfolio, 3rd Quarter 2010 Series and the Target Focus Five Portfolio, 3rd Quarter 2010 Series, respectively.

+ This Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt ("ADR"), on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange. Amounts may not compute due to rounding.

*  This Security represents a non-income producing security.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 2420, consists of 18 separate portfolios set forth below:

- Dow(R) Target 5 3Q '10 - Term 9/30/11
  (The Dow(R) Target 5 Portfolio, 3rd Quarter 2010 Series)
- Global Target 15 3Q '10 - Term 9/30/11
  (Global Target 15 Portfolio, 3rd Quarter 2010 Series)
- MSCI EAFE Target 20 3Q '10 - Term 9/30/11
  (MSCI EAFE Target 20 Portfolio, 3rd Quarter 2010 Series)
- Nasdaq(R)  Target 15 3Q '10 - Term 9/30/11
  (Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2010 Series)
- NYSE(R) Intl. Target 25 3Q '10 - Term 9/30/11
  (NYSE(R) International Target 25 Portfolio, 3rd Quarter 2010 Series)
- S&P Target 24 3Q '10 - Term 9/30/11
  (S&P Target 24 Portfolio, 3rd Quarter 2010 Series)
- S&P Target SMid 60 3Q '10 - Term 9/30/11
  (S&P Target SMid 60 Portfolio, 3rd Quarter 2010 Series)
- Target 50/50 3Q '10 - Term 9/30/11
  (Target 50/50 Portfolio, 3rd Quarter 2010 Series)
- Target Divsd. Dvd. 3Q '10 - Term 9/30/11
  (Target Diversified Dividend Portfolio, 3rd Quarter 2010 Series)
- Target Dvd. Multi-Strat. 3Q '10 - Term 9/30/11
  (Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2010 Series)
- Target Dbl. Play 3Q '10 - Term 9/30/11
  (Target Double Play Portfolio, 3rd Quarter 2010 Series)
- Target Focus 5 3Q '10 - Term 9/30/11
  (Target Focus Five Portfolio, 3rd Quarter 2010 Series)
- Target Growth 3Q '10 - Term 9/30/11
  (Target Growth Portfolio, 3rd Quarter 2010 Series)
- Target Mega-Cap 3Q '10 - Term 9/30/11
  (Target Mega-Cap Portfolio, 3rd Quarter 2010 Series)
- Target Small-Cap 3Q '10 - Term 9/30/11
  (Target Small-Cap Portfolio, 3rd Quarter 2010 Series)
- Target VIP Cons. Eqty. 3Q '10 - Term 9/30/11
  (Target VIP Conservative Equity Portfolio, 3rd Quarter 2010 Series)
- Value Line(R) Divsd. Target 40 3Q '10 - Term 9/30/11
  (Value Line(R) Diversified Target 40 Portfolio, 3rd Quarter 2010 Series)
- Value Line(R) Target 25 3Q '10 - Term 9/30/11
  (Value Line(R) Target 25 Portfolio, 3rd Quarter 2010 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide the potential for above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

               The Dow(R) Target 5 Portfolio

The Dow(R) Target 5 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Dow
(R) Target 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Average(sm) ("DJIA(sm)").

The Dow(R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow(R) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 5 Portfolio is considered to be a Large-Cap Value Trust.


                Global Target 15 Portfolio

The Global Target 15 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Global Target 15 Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA(sm), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select an approximately equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest dividend-yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered to be a Large-Cap Value Trust.


               MSCI EAFE Target 20 Portfolio

The MSCI EAFE Target 20 Strategy selects 20 common stocks from the MSCI EAFE Index(R). The MSCI EAFE Target 20 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the MSCI EAFE Index(R) as of two business days prior to the date of this prospectus.

Step 2: We then select the 200 largest by market capitalization that meet both of the following three-month average daily trading volume liquidity screens:
o Minimum of $5 million traded.
o Minimum of 100,000 shares traded.

Step 3: The remaining stocks are ranked on four factors:
o Price to cash flow.
o Price to book.
o Return on assets.
o Momentum.

Step 4: We purchase an approximately equally-weighted portfolio of the 20 stocks with the highest combined ranking on the four factors, subject to a maximum of four stocks from any one of the ten major market sectors and a maximum of four stocks from any single country.


Based on the composition of the portfolio on the Initial Date of Deposit, the MSCI EAFE Target 20 Portfolio is considered to be a Large-Cap Value Trust.


               Nasdaq(R) Target 15 Portfolio

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for the Nasdaq(R) Target 15 Strategy.

The Securities which comprise the Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of the Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Based on the composition of the portfolio on the Initial Date of Deposit, the Nasdaq(R) Target 15 Portfolio is considered to be a Large-Cap Growth Trust.


        NYSE(R) International Target 25 Portfolio

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE(R) International Target 25 Portfolio provides investors with a way to strategically invest in foreign companies. The NYSE(R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.


Step 2: We rank each stock on two factors:
o Price to book; and
o Price to cash flow.

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.


Step 4: We purchase an approximately equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors.


Based on the composition of the portfolio on the Initial Date of Deposit, the NYSE(R) International Target 25 Portfolio is considered to be a Large-Cap Value Trust.


                  S&P Target 24 Portfolio

The S&P Target 24 Strategy selects 24 common stocks from the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

     - Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings.

     - Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

     - Bullish interest indicator, which compares the number of shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for the S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target 24 Portfolio is considered to be a Large-Cap Growth Trust.


               S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The S&P Target SMid 60 Strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:


Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.


Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.


Step 3: We rank each stock on three factors:


- Price to cash flow;
- 12-month change in return on assets; and
- 3-month price appreciation.


Step 4: We eliminate any registered investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.


Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the S&P Target SMid 60 Strategy.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target SMid 60 Portfolio is considered to be a Small-Cap Value Trust.


                  Target 50/50 Portfolio

The composition of the Target 50/50 Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 common stocks which comprise the Dow(R) Target Dividend Strategy; and

- Approximately 1/2 common stocks which comprise the Target VIP Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy and the Target VIP Strategy portion of the Trust were selected as follows:

The Dow(R) Target Dividend Strategy.

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to achieving its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by:

     - Greatest change in return on assets over the last 12 months. An increase in return on assets generally indicates improving business fundamentals.

     - Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall ranking on the two factors for The Dow(R) Target Dividend Strategy.

Companies which, as of the selection date, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from

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the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

Target VIP Strategy.

The Target VIP Strategy invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the underlying strategies included in the Target VIP Strategy also seeks to provide an above-average total return, each follows a different investment strategy. The Target VIP Strategy seeks to outperform the S&P 500 Index. The Target VIP Strategy provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 common stocks which comprise The Dow(R) DART 5
Strategy;

- Approximately 1/6 common stocks which comprise the European Target 20
Strategy;

- Approximately 1/6 common stocks which comprise the Nasdaq(R) Target 15
Strategy;

- Approximately 1/6 common stocks which comprise the S&P Target 24
Strategy;

- Approximately 1/6 common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Nasdaq(R) Target 15 Strategy and the S&P Target 24 Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "Nasdaq(R) Target 15 Portfolio" and "S&P Target 24 Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, the Target Small-Cap Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target ("DART") 5 Strategy.


The Dow(R) DART 5 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Dow(R) DART 5 Strategy's investment objective. By analyzing dividend yields, the Dow(R) DART 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."


The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, no Trust will invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, the NYSE Alternext US or The NASDAQ Stock Market(R) ("Nasdaq") (excluding limited partnerships, ADRs and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The Securities which comprise the Target Small-Cap Strategy are weighted by market capitalization.

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:


Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the date of this prospectus, gives their #1 ranking for Timeliness(TM) and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).


Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.


Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value Line Target 25 Strategy. Stocks of financial companies and the stocks of companies whose shares are not listed on a U.S. securities exchange are not eligible for inclusion in the Value Line(R) Target 25 Strategy stocks.


The Securities which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

           Target Diversified Dividend Portfolio

The Target Diversified Dividend Portfolio seeks to provide the potential for above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $250 million;
- Minimum three-month average daily trading volume of $1.5 million; and
- Minimum stock price of $5.

Step 2: We eliminate real estate investment trusts ("REITs"), ADRs, Registered Investment Companies and Limited Partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:
- Indicated dividend yield - 50%;
- Price to book - 25%; and
- Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the ten major market sectors with the highest combined ranking on the three factors.

         Target Dividend Multi-Strategy Portfolio

The composition of the Target Dividend Multi-Strategy Portfolio on the Initial Date of Deposit is as follows:

- Approximately 25% common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 25% common stocks which comprise the European Target 20
Strategy;

- Approximately 25% common stocks which comprise the Global Target 15 Strategy; and

- Approximately 25% common stocks which comprise the Target Diversified Dividend Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the European Target 20 Strategy, the Global Target 15 Strategy and the Target Diversified Dividend Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target 50/50 Portfolio," "Global Target 15 Portfolio" and "Target Diversified Dividend Portfolio," respectively.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Dividend Multi-Strategy Portfolio is considered to be a Large-Cap Value Trust.


               Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 common stocks which comprise The Dow(R) Target Dividend Strategy; and

- Approximately 1/2 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy and the Value Line(R) Target 25 Strategy portions of the Target Double Play Portfolio were chosen by applying the same selection criteria set forth above under the caption "Target 50/50 Portfolio."

                Target Focus Five Portfolio

The composition of the Target Focus Five Portfolio on the Initial Date of Deposit is as follows:

- Approximately 24% common stocks which comprise The Dow(sm) Target Dividend Strategy;

- Approximately 24% common stocks which comprise the S&P Target SMid 60
Strategy;

- Approximately 24% common stocks which comprise the Value Line(R) Target 25 Strategy;

- Approximately 20% common stocks which comprise the MSCI EAFE Target 20 Strategy; and

- Approximately 8% common stocks which comprise the NYSE(R)
International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy and the Value Line(R) Target 25 Strategy portions of the Target Focus Five Portfolio were chosen by applying the same selection criteria set forth above under the caption "Target 50/50 Portfolio." The Securities which comprise the S&P Target SMid 60 Strategy portion of the Target Focus Five Portfolio were chosen by applying the same selection criteria set forth above under the caption "S&P Target SMid 60 Portfolio." The Securities which comprise the MSCI EAFE Target 20 Strategy portion of the Target Focus Five Portfolio were chosen by applying the same selection criteria set forth above under the caption "MSCI EAFE Target 20 Portfolio." The Securities which comprise the NYSE(R) International Target 25 Strategy portion of the Target Focus Five Portfolio were chosen by applying the same selection criteria set forth above under the caption "NYSE(R) International Target 25 Portfolio."

                  Target Growth Portfolio

The Target Growth Portfolio invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $6 billion;
- Minimum three month average daily trading volume of $5 million; and
- Minimum stock price of $5.

Step 2: We eliminate REITs, ADRs, Registered Investment Companies and Limited Partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three factors:

- Sustainable growth rate;
- Change in return on assets; and
- Recent price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors.

Based on the composition of the portfolio on the Initial Date of Deposit, the Target Growth Portfolio is considered to be a Large-Cap Growth Trust.


                 Target Mega-Cap Portfolio

The Target Mega-Cap Portfolio invests in some of the largest companies in the world. These companies are well-known, blue-chip companies that are widely regarded as leaders in their respective industries.

Step 1: We begin with the largest 200 stocks traded on a U.S. exchange which have a minimum three-month average daily trading volume of $10 million (excluding Registered Investment Companies and Limited
Partnerships) as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks on three factors:
- Price to book;
- Return on assets; and
- Recent price appreciation.

Step 3: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors and a maximum of six foreign companies.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Mega-Cap Portfolio is considered to be a Large-Cap Value Trust.


                Target Small-Cap Portfolio

The Securities which comprise the Target Small-Cap Strategy were chosen by applying the same selection criteria set forth above under the caption "Target 50/50 Portfolio."


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Small-Cap Portfolio is considered to be a Small-Cap Growth Trust.


         Target VIP Conservative Equity Portfolio

The Target VIP Conservative Equity Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. The Target VIP Conservative Equity Strategy seeks to outperform the S&P 500 Index. The Target VIP Conservative Equity Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market. The composition of the Target VIP Conservative Equity Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(R) DART 10
  Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
  Strategy;

- Approximately 50% common stocks which comprise the S&P Target 24
  Strategy; and

- Approximately 10% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Global Target 15 Strategy, the S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Global Target 15 Portfolio," "S&P Target 24 Portfolio" and "Target 50/50 Portfolio," respectively. The Securities which comprise The Dow(R) DART 10 Strategy portion of the Trust were selected as follows:

The Dow(R) DART 10 Strategy.

The Dow(R) DART 10 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(R) DART 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select an approximately equally-weighted portfolio of the 10 stocks with the highest combined dividend yields and buyback ratios for The Dow(R) DART 10 Strategy.

       Value Line(R) Diversified Target 40 Portfolio

The Value Line(R) Diversified Target 40 Strategy invests in 40 of the 400 stocks that Value Line(R) gives a #1 or #2 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks, 400 of which are given their #1 or #2 ranking for Timeliness(TM). Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum and earnings surprises. The Value Line(R) Diversified Target 40 Strategy stocks are determined as follows:


Step 1: We start with the 400 stocks which Value Line(R) as of two business days prior to the date of this prospectus gives their #1 or #2 ranking for Timeliness(TM), remove the stocks of foreign companies, the stocks of companies with market capitalizations of less than $2 billion, registered investment companies and limited partnerships, and apply the following rankings as of two business days prior to the date of this prospectus.


Step 2: We rank these remaining stocks for sustainable growth rate.

Step 3: We then rank the stocks for their price to sales ratios.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select an approximately equally weighted portfolio of the 40 stocks with the highest combined ranking on the three factors, subject to a maximum of eight stocks from any one of the ten major market sectors. For purposes of selecting stocks and weighting the market sectors, consumer discretionary and consumer staples are considered separate sectors.


Based on the composition of the portfolio on the Initial Date of Deposit, the Value Line(R) Diversified Target 40 Portfolio is considered to be a Mid-Cap Growth Trust.


             Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target 50/50 Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, ADRs, limited partnerships and regulated investment companies) on a monthly basis. Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into their stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

"Dow Jones Industrial Average(sm)," "Dow(R)," "DJIA(sm)" and "Dow
Jones U.S. Select Dividend Index(sm)" are products of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and have been licensed for use. "Dow Jones Industrial Average(sm)," "Dow(R)," "DJIA(sm)" and "Dow Jones U.S. Select Dividend Index(sm)" are trademarks or service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones, CME or their respective affiliates do not endorse, sell or promote any of the Trusts, in particular The Dow(R) Target 5 Portfolio, Global Target 15 Portfolio, Target 50/50 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Double Play Portfolio, Target Focus Five Portfolio and the Target VIP Conservative Equity Portfolio. Dow Jones, CME or their respective affiliates make no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones, CME or their respective affiliates have not given us a license to use its indexes.

The MSCI EAFE Target 20 Portfolio and Target Focus Five Portfolio are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to the Trusts, the Securities or the index on which such Trusts or Securities are based. Except as noted herein, the publisher has not approved of any of the information in this prospectus.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400(R)," "S&P SmallCap 600(R)," and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target 50/50 Portfolio, Target Focus Five Portfolio and Target VIP Conservative Equity Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line,(R)" "The Value Line Investment Survey" and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target 50/50 Portfolio, Target Double Play Portfolio, Target Focus Five Portfolio, Target VIP Conservative Equity Portfolio, Value Line(R) Diversified Target 40 Portfolio and Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in a Trust.

"NYSE" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The NYSE International Target 25 Portfolio and Target Focus Five Portfolio, which are based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the Russell 2000(R) Index, the Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, S&P MidCap 400 Index, S&P SmallCap 600 Index, MSCI EAFE Index(R), and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Three of the Securities in the Nasdaq(R) Target 15 Portfolio, three of the Securities in S&P Target 24 Portfolio and two of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 51.77%, 36.54% and 39.41%, respectively, of the value of such Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Current Economic Conditions. In December 2008, the National Bureau of Economic Research officially announced that the U.S. economy has been in a recession since December 2007. This announcement came months after U.S. stock markets entered bear market territory after suffering losses of 20% or more from their highs of October 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity has now declined across all sectors of the economy, and the United States is experiencing increased unemployment. The current economic crisis has affected the global economy with European and Asian markets also suffering historic losses. Due to the current state of the economy, the value of the Securities held by a Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Dow(R) Target 5 Portfolio is concentrated in stocks of telecommunication services companies. The Global Target 15 Portfolio is concentrated in stocks of financial and telecommunication services companies. The Nasdaq(R) Target 15 Portfolio, the Target Small-Cap Portfolio and the Value Line(R) Target 25 Portfolio are concentrated in stocks of consumer products and information technology companies. The NYSE(R) International Target 25 Portfolio and the S&P Target SMid 60 Portfolio are concentrated in stocks of financial companies. The Target Growth Portfolio, the Target VIP Conservative Equity Portfolio and the Value Line(R) Diversified Target 40 Portfolio are concentrated in stocks of consumer products companies.


Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer products companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Recent negative developments initially relating to the subprime mortgage market and subsequently spreading to other parts of the economy, have adversely affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.


In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. Recent laws and regulations contain provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers. Recently, financial reform legislation was passed to create the Financial Stability Oversight Council to facilitate information sharing and identify systemic risks. This legislation would also seek to curb abusive lending practices by creating a Bureau of Consumer Protection within the Federal Reserve to oversee nearly all consumer financial products. Additional proposed legislation would allow the FDIC to "take over" a failing bank in situations when the overall stability of the financial system could be at risk. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets.


Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products in addition to their brokerage and investment advice. However, proposed legislation would subject such non-bank financial firms to the requirements of the Bank Holding Company Act of 1956 which generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. Under the proposed legislation, these companies would be required to register as bank holding companies with the Federal Reserve Board and would be subject to capital and other regulatory requirements of traditional banks. This may result in a decrease in profits, missed business opportunities and cessation of financing activities for companies unable to meet the newly imposed regulatory requirements which could further reduce available credit for consumers.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Proposed legislation may establish the Office of National Insurance within the U.S. Department of the Treasury. This proposed federal agency would gather information, develop expertise, negotiate international agreements, and coordinate policy in the insurance sector. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

Information Technology. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced significant market declines in their share values. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Telecommunication Services. General risks of telecommunication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Such companies can also be negatively impacted by any failure to obtain, or delays in obtaining, nancial or regulatory approval for new products or services. Companies in this sector are subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communications stocks can experience extreme volatility.

Companies in the telecommunications sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition, particularly in formulating new products and services using new technology. Technological innovations may also make the existing products and services of telecommunications companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.


REITs. Certain of the Securities in the S&P Target SMid 60 Portfolio and the Target Focus Five Portfolio are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the

REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.


Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.


Hong Kong. Approximately 33.34% of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in Hong Kong Special Administrative Region ("Hong Kong"). Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in Hong Kong. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market. Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

Japan. Approximately 32.00% of the NYSE(R) International Target 25 Portfolio consists of common stocks issued by companies headquartered or incorporated in Japan. Certain of the Securities in certain other Trusts are issued by companies headquartered or incorporated in Japan. The growth of Japan's economy has historically lagged that of its Asian neighbors and other major developed economies. The Japanese economy is heavily dependent on international trade and has been adversely affected by trade tariffs, other protectionist measures, competition from emerging economies and the economic conditions of its trading partners. China has become an important trading partner with Japan, yet the countries' political relationship has become strained. Should political tension increase, it could adversely affect the economy, especially the export sector, and destabilize the region as a whole. In addition, structural problems related to historical patterns of over-regulation, excessive government intervention and weak consumer demand continue in certain sectors and, if coupled with a lack of strong fiscal direction and ineffectual government response, may undercut the Japanese economy. Japan also remains heavily dependent on oil imports, and higher commodity prices could therefore have a negative impact on the economy.

United Kingdom. Approximately 33.33% of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in the United Kingdom. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in the United Kingdom. The United Kingdom is one of 25 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made Europe one of the largest common markets in the world. However, the continued implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.


Unlike a majority of EU members, the United Kingdom did not convert its currency to the common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities continue to adapt to a single currency. The ongoing euro conversion process, with or without the inclusion of the United Kingdom, may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact, if any, the adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Foreign Securities. All of the Securities in the MSCI EAFE Target 20 Portfolio and the NYSE(R) International Target 25 Portfolio and certain of the Securities in certain other Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of ADRs which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio, MSCI EAFE Target 20 Portfolio, Target 50/50 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Focus Five Portfolio and Target VIP Conservative Equity Portfolio is maintained by: Hongkong and Shanghai Banking Corporation, Hong Kong for Hong Kong Securities; The Bank of Tokyo-Mitsubishi UFJ Ltd., Tokyo, Japan for Japanese Securities; Crest Co. Ltd. for United Kingdom Securities; and Euroclear Bank, a global custody and clearing institution for all other foreign Securities; each of which have entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.

Emerging Markets. Certain of the Securities in certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar decreases in value relative to the value of the currencies in which the Securities trade.

Small Cap Companies. All of the Securities in the Target Small-Cap Portfolio and certain of the Securities in certain other Trusts are issued by companies which have been designated by the Sponsor as small-cap. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts.

In addition, litigation regarding any of the issuers of the Securities, such as that concerning Lorillard, Inc., or any of the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or threatened litigation will have on the value of the Securities.


           Hypothetical Performance Information

The following tables compare the hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm), Nasdaq-100 Index(R), NYSE International 100 Index(sm), Russell 2000(R) Index, Russell 3000(R) Index, S&P 500 Index, S&P 1000 Index, FT Index, Hang Seng Index, MSCI EAFE Index(R) and a combination of the DJIA(sm), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Nasdaq-100 Index(R). The Nasdaq-100 Index(R) consists of the 100 largest and most active non-financial domestic and international companies listed on the Nasdaq National Market System.

NYSE International 100 Index(sm). The NYSE International 100 Index(sm) is an unmanaged index of the 100 largest non-U.S. stocks trading on the New York Stock Exchange. The NYSE International 100 Index(sm) assumes that all dividends received during a year are reinvested on a daily basis.

Russell 2000(R) Index. The Russell 2000(R) Index offers investors access to the small-cap segment of the U.S. equity universe. The Russell 2000(R) Index is constructed to provide a comprehensive, unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set. The Russell 2000(R) Index includes the smallest 2,000 securities in the Russell 3000(R) Index.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

S&P 1000 Index. The S&P 1000 is a combination of the S&P MidCap 400 (the most widely used index for mid-size companies) and the S&P SmallCap 600 (an index of 600 U.S. small-cap companies), where the S&P MidCap 400 represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of a cross section of stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI EAFE Index(R). The MSCI EAFE Index(R) (Europe, Australasia, Far
East) is an unmanaged float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the United States and Canada.

                                              COMPARISON OF TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                          Hypothetical Strategy Total Returns(1)
                                                               NYSE(R)                                         Target
          The Dow(R)  Global       MSCI EAFE    The Nasdaq(R) International The S&P     S&P Target   Target    Diversified
          Target 5     Target 15    Target 20    Target 15     Target 25     Target 24   SMid 60      50/50     Dividend
Year      Strategy     Strategy     Strategy     Strategy      Strategy      Strategy    Strategy     Strategy  Strategy
----      --------     ---------    ---------    ------------  ------------  ----------  ----------   --------  -----------
1972       18.96%
1973       17.58%
1974       -7.52%
1975       62.86%
1976       38.84%
1977        3.18%
1978       -1.30%
1979        7.39%
1980       38.69%
1981        1.22%
1982       40.99%
1983       34.21%
1984        8.55%
1985       35.96%
1986       28.26%                                 19.44%                       18.26%
1987        8.46%       14.92%                    11.92%                        1.85%
1988       18.90%       20.93%                    -1.46%                        4.40%
1989        7.97%       14.49%                    34.49%                       22.45%
1990      -17.94%        0.65%                    -7.64%                        6.55%
1991       59.77%       39.91%                   105.93%                       40.45%
1992       20.63%       24.23%                    -2.91%                       -1.68%                  15.69%
1993       31.38%       62.37%                    25.71%                        8.15%                  20.03%
1994        5.43%      -10.03%                     7.78%                        4.90%                  -3.34%
1995       28.02%       11.47%       14.54%       50.52%                       39.08%     24.38%       44.80%    26.80%
1996       23.46%       19.47%       29.18%       56.87%        25.92%         31.37%     13.46%       27.35%    14.90%
1997       17.13%       -8.77%        6.49%       32.14%        23.28%         30.17%     42.49%       33.03%    25.89%
1998        9.90%       11.11%       32.06%      119.13%        12.56%         39.92%      5.02%       27.12%    12.88%
1999       -9.46%        6.16%       53.67%       96.57%        64.31%         41.23%     24.11%       21.20%    17.47%
2000        8.26%        2.27%       -2.75%      -16.37%        10.87%          3.95%     14.25%       10.19%    19.73%
2001       -5.01%       -1.04%      -16.49%      -27.11%       -14.12%        -10.94%     32.26%       14.40%    29.55%
2002      -12.86%      -14.32%       -3.02%      -26.35%       -20.67%        -19.15%     -5.23%      -11.27%   -10.46%
2003       20.20%       35.94%       37.82%       34.81%        39.53%         23.24%     45.73%       33.38%    46.97%
2004        9.61%       29.23%       23.07%       -3.58%        23.68%         13.65%     23.71%       15.87%    20.44%
2005       -2.41%       11.51%        5.98%        1.28%        13.70%          3.73%      3.16%        4.40%     1.90%
2006       39.57%       40.05%       33.19%        1.64%        28.55%          1.52%     19.78%       14.58%    15.34%
2007        2.25%       14.26%       24.21%       18.93%        24.98%          3.27%     -9.71%        5.06%    -3.92%
2008      -50.10%      -43.29%      -42.53%      -52.84%       -49.80%        -29.33%    -37.71%      -42.90%   -37.11%
2009       17.31%       49.36%       16.23%       16.48%        42.87%         12.17%     60.28%       13.04%    40.72%
2010       -1.07%       -8.65%      -14.33%        0.49%        -9.75%         -7.10%      1.82%       -0.69%     2.16%
(thru 5/28)

                                              COMPARISON OF TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                          Hypothetical Strategy Total Returns(1)
                                                                                                   Value
        Target       Target       Target                                Target VIP                 Line(R)
        Dividend     Double       Focus        Target       Target      Target       Conservative  Diversified  Value Line(R)
        Multi-       Play         Five         Growth       Mega-Cap    Small-Cap    Equity        Target 40    Target 25
Year    Strategy     Strategy     Strategy     Strategy     Strategy    Strategy     Strategy      Strategy     Strategy
----    -----------  --------     --------     --------     --------    ---------    ---------    ------------  -----------
1972
1973
1974
1975
1976
1977
1978
1979                                                                     37.16%
1980                                                                     58.26%
1981                                                                    -11.60%
1982                                                                     47.88%
1983                                                                     28.53%
1984                                                                     -3.79%
1985                                                                     48.06%                                  31.98%
1986                                                                     20.92%                                  20.21%
1987                                                                     12.27%        3.76%                     16.93%
1988                                                                     20.35%        7.94%                     -9.40%
1989                                                                     23.48%       24.76%                     48.20%
1990                                                                     -1.22%        3.04%                      3.14%
1991                                                                     56.64%       44.64%                     83.77%
1992                  12.44%                                             25.87%        2.85%                     -2.65%
1993                  21.66%                                             19.69%       17.98%                     25.05%
1994                   1.93%                                             -0.49%        1.60%                     12.18%
1995     28.58%       49.54%                    29.86%       35.56%      38.50%       36.19%        30.10%       52.20%
1996     18.47%       35.38%       26.59%       25.20%       17.73%      32.64%       32.37%        26.60%       54.25%
1997     20.77%       37.21%       30.88%       41.38%       41.00%      14.24%       24.13%        38.75%       33.94%
1998     14.75%       47.28%       31.00%       37.34%       44.63%      -0.38%       35.12%        15.97%       91.04%
1999      7.72%       52.97%       46.62%       33.94%       41.14%      10.88%       36.95%        64.51%      111.26%
2000     12.98%        7.21%        6.88%        8.47%      -16.60%       2.86%        3.07%         0.38%      -10.40%
2001     14.33%       20.19%       12.64%       -4.04%      -11.97%      -3.93%      -10.64%         0.69%       -0.10%
2002    -10.62%      -12.42%       -9.78%      -10.72%      -22.84%     -16.15%      -19.08%        -8.95%      -23.91%
2003     36.97%       35.74%       38.46%       34.20%       17.89%      53.12%       24.35%        25.41%       39.34%
2004     23.99%       20.46%       21.64%       16.88%       13.15%      19.39%       12.57%        31.09%       21.78%
2005      5.69%       11.08%        8.02%       17.26%       24.57%      12.55%        3.33%        19.59%       19.71%
2006     26.60%        9.11%       17.67%       16.99%       14.58%      21.60%       11.80%        15.31%        1.27%
2007      5.42%       12.42%       10.07%       20.08%       20.18%      -6.80%        5.37%         1.17%       24.30%
2008    -44.97%      -45.52%      -43.61%      -52.50%      -44.14%     -48.65%      -33.12%       -47.72%      -51.14%
2009     36.93%        8.63%       25.00%       18.49%       12.42%      -4.61%       14.83%        26.88%        3.14%
2010     -6.73%        2.11%       -2.34%       -2.46%       -8.20%       8.35%       -5.94%         2.18%        1.03%
(thru 5/28)

Page 69


                                              COMPARISON OF TOTAL RETURN(2)

                                                  Index Total Returns

                               NYSE                                                                             Cumulative
                               Interna-                                                                         Interna-
                     Nasdaq-   tional                          Russell                      Russell   MSCI      tional
                     100       100        S&P 500    S&P 1000  3000(R)  FT       Hang Seng  2000(R)   EAFE      Index
Year     DJIA(sm)    Index(R)  Index(sm)  Index      Index     Index    Index    Index      Index     Index(R)  Returns(3)
----     ------      ------    -------    --------   ------    ------   -------  ---------  -------   --------  ----------
1972      18.48%                           19.00%
1973     -13.28%                          -14.69%
1974     -23.57%                          -26.47%
1975      44.75%                           37.23%
1976      22.82%                           23.93%
1977     -12.84%                           -7.16%
1978       2.79%                            6.57%
1979      10.55%                           18.61%                                            43.07%
1980      22.16%                           32.50%                                            38.60%
1981      -3.57%                           -4.92%                                             2.03%
1982      27.11%                           21.55%                                            24.95%
1983      25.96%                           22.56%                                            29.13%
1984       1.30%                            6.27%                                            -7.30%
1985      33.55%                           31.72%                                            31.05%
1986      27.10%       6.89%               18.67%                                             5.68%
1987       5.48%      10.49%                5.25%                        38.32%  -10.02%     -8.80%              11.26%
1988      16.14%      13.54%               16.56%                         7.03%   16.05%     25.02%              13.07%
1989      32.19%      26.17%               31.62%                        24.53%    5.53%     16.26%              20.75%
1990      -0.56%     -10.41%               -3.10%                        10.36%    6.74%    -19.48%               5.51%
1991      24.19%      64.99%               30.40%                        14.88%   42.46%     46.04%              27.17%
1992       7.41%       8.87%                7.61%                        -2.18%   28.89%     18.41%              11.37%
1993      16.93%      11.76%               10.04%                        20.25%  123.35%     18.88%              53.51%
1994       5.01%       1.76%                1.32%                         1.19%  -29.98%     -1.82%              -7.93%
1995      36.87%      43.06%               37.54%     30.69%    35.81%   17.83%   27.28%     28.45%    11.21%    27.33%
1996      28.89%      42.78%    18.50%     22.94%     19.85%    21.51%   20.55%   37.47%     16.49%     6.05%    28.97%
1997      24.94%      20.77%    19.20%     33.35%     30.26%    31.70%   16.44%  -17.68%     22.36%     1.78%     7.90%
1998      18.15%      85.48%    22.64%     28.58%     13.20%    23.94%   12.20%   -2.68%     -2.55%    19.94%     9.22%
1999      27.21%     102.10%    41.93%     21.04%     14.11%    20.90%   17.44%   73.42%     21.26%    27.02%    39.36%
2000      -4.71%     -36.83%   -20.67%     -9.10%     15.86%    -7.47%  -18.58%   -9.35%     -3.02%   -14.17%   -10.88%
2001      -5.43%     -32.62%   -21.13%    -11.88%      1.45%   -11.40%  -23.67%  -22.40%      2.49%   -21.44%   -17.17%
2002     -15.01%     -37.52%   -19.14%    -22.09%    -14.54%   -21.53%  -29.52%  -15.60%    -20.48%   -15.94%   -20.04%
2003      28.26%      49.48%    37.58%     28.67%     36.61%    31.04%   26.27%   41.79%     47.25%    38.59%    32.11%
2004       5.30%      10.75%    16.25%     10.87%     18.39%    11.94%   20.80%   16.96%     18.33%    20.25%    14.35%
2005       1.72%       1.90%    11.22%      4.91%     10.93%     6.15%   12.45%    8.67%      4.55%    13.54%     7.61%
2006      19.03%       7.28%    24.49%     15.78%     11.89%    15.80%   40.25%   38.60%     18.37%    26.34%    32.62%
2007       8.87%      19.24%    16.43%      5.49%      5.18%     5.24%    0.10%   42.88%     -1.57%    11.17%    17.28%
2008     -31.92%     -41.57%   -43.26%    -36.99%    -34.67%   -37.30%  -54.74%  -46.04%    -33.79%   -43.38%   -44.23%
2009      22.70%      54.63%    32.28%     26.47%     33.48%    28.36%   33.98%   56.41%     27.17%    31.78%    37.70%
2010      -1.61%      -0.11%   -12.97%     -1.49%      5.90%    -0.31%  -10.24%   -8.45%      6.29%   -12.36%    -1.07%
(thru 5/28)

______________________

See "Notes to Comparison of Total Return" on page 71.

Page 70


                   NOTES TO COMPARISON OF TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) With the exception of the Hang Seng Index for the periods 12/31/1986 through 12/31/1992, Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested monthly (except for the MSCI EAFE Index(R); the NYSE International 100 Index(sm); the S&P 1000 Index; and the Russell 2000(R) Index, which assume daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. For the periods 12/31/1986 through 12/31/1992, Total Return on the Hang Seng Index does not include any dividends paid. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the tables, over the full years as listed above, each Strategy achieved a greater average annual total return than that of its corresponding index:

                                               Average
                                               Annual
Strategy                                       Total Return       Corresponding Index                               Index Returns
________                                       ____________       ___________________                               _____________
The Dow(R) Target 5 Strategy                   12.47%             DJIA(sm) (from 12/31/71 through 12/31/09)         10.51%
Global Target 15 Strategy                      11.95%             Cumulative International Index                    10.49%
MSCI EAFE Target 20 Strategy                   11.33%             MSCI EAFE Index(R)                                 4.92%
Nasdaq(R) Target 15 Strategy                   14.03%             Nasdaq-100 Index(R)                               11.90%
NYSE(R) International Target 25 Strategy       12.03%             NYSE International 100 Index(sm)                   6.48%
S&P Target 24 Strategy                         10.47%             S&P 500 Index (from 12/31/85 through 12/31/09)     9.72%
S&P Target SMid 60 Strategy                    14.41%             S&P 1000 Index                                    11.14%
Target 50/50 Strategy                          11.52%             S&P 500 Index (from 12/31/91 through 12/31/09)     7.74%
Target Diversified Dividend Strategy           12.66%             Russell 3000(R) Index                              8.06%
Target Dividend Multi-Strategy                 10.93%             S&P 500 Index (from 12/31/94 through 12/31/09)     8.04%
Target Double Play Strategy                    15.31%             S&P 500 Index (from 12/31/91 through 12/31/09)     7.74%
Target Focus Five Strategy                     13.30%             S&P 500 Index (from 12/31/95 through 12/31/09)     6.19%
Target Growth Strategy                         12.32%             S&P 500 Index (from 12/31/94 through 12/31/09)     8.04%
Target Mega-Cap Strategy                        9.19%             S&P 500 Index (from 12/31/94 through 12/31/09)     8.04%
Target Small-Cap Strategy                      13.69%             Russell 2000(R) Index                             11.30%
Target VIP Conservative Equity Strategy        10.70%             S&P 500 Index (from 12/31/86 through 12/31/09)     9.35%
Value Line(R) Diversified Target 40 Strategy   12.82%             S&P 500 Index (from 12/31/94 through 12/31/09)     8.04%
Value Line(R) Target 25 Strategy               18.65%             S&P 500 Index (from 12/31/84 through 12/31/09)    10.52%

(3) The combination of the DJIA(sm), the FT Index and the Hang Seng Index (the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(sm). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(sm), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from October 20, 2010 through December 20, 2010. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands)*:             will be:         will be:
________________             ___________      __________
$50 but less than $100       2.70%            2.00%
$100 but less than $250      2.45%            1.75%
$250 but less than $500      2.20%            1.50%
$500 but less than $1,000    1.95%            1.25%
$1,000 or more               1.40%            0.75%

*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. This may occur particularly with respect to foreign securities held by a Trust in which case the Trust may make adjustments to the last closing sales price to reflect more accurately the fair value of the Securities as of the Evaluation Time. If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. The aggregate underlying value of non-U.S. listed Securities is computed on the basis of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
_____________________                     __________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. In addition, as compensation for purchasing a portion of the unit investment trust business of Citigroup Global Markets Inc. ("CGMI"), we will pay CGMI a fee based on the dollar amount of proceeds from unit investment trusts formerly sponsored by CGMI which are invested in trusts sponsored by us which equates to $3.50 per $1,000 invested. This payment will be made out of our profits and not from assets of a Trust.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to the Trusts' FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, MSCI Barra, Standard & Poor's, The NASDAQ Stock Market LLC, the NYSE and/or Value Line(R);

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

United States Taxation.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.

 Each Trust is expected to hold one or more of the following:

(i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and


(ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.


It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Trust Status.

If a Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.


If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital, as discussed below).


If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011. Because these lower rates expire after December 31, 2010, it is unlikely that you will receive any long-term capital gains from a Trust eligible for these lower rates. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.


Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.


Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.


Dividends from REIT Shares.

Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of ordinary income dividends from real estate investment trusts generally apply to taxable years beginning before January 1, 2011.


Dividends Received Deduction.


Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust from certain domestic corporations. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.


Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by a Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by your Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit which is offset against U.K. income tax liabilities.

As a U.S. resident Unit holder, you will not be able to claim any refund of the tax credit for dividends paid by U.K. companies.

Taxation of Capital Gains. U.S. investors who are neither resident nor ordinarily resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the U.K. through a permanent establishment, or in the case of individual holders, such persons carry on a trade, profession or vocation in the U.K. through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident or ordinarily resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units form part of the business property of a U.K. permanent establishment of an enterprise or pertain to a U.K. fixed base used for the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax if at the time of settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom.

Where the Units are subject to both U.K. inheritance tax and U.S.
federal gift or estate tax, one of the taxes could generally be credited against the other.

Stamp Tax. A sale of Securities listed in the FT Index will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") being payable by the purchaser. The Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio and the Target VIP Conservative Equity Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio or the Target VIP Conservative Equity
Portfolio do not give rise to Hong Kong estate duty liability.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. If you purchase or hold Units through First Trust's online transaction system which enables certain financial representatives to process Unit trades through the First Trust Advisor Direct system ("Advisor Direct"), your ownership of Units ("Advisor Direct Units") will be recorded in book-entry form on the register of Unit holdings maintained by the Trustee. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units, or by the Trustee, with respect to Advisor Direct Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units or from Advisor Direct or the Trustee with respect to Advisor Direct Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct or the Trustee, if you hold Advisor Direct Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of a Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of

Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank (or the FTPS Servicing Agent with respect to FTPS Units or Advisor Direct with respect to Advisor Direct Units, as applicable) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct, if you hold Advisor Direct Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Servicing Agent, or, if you hold Advisor Direct Units, the date the redemption request is received either by Advisor Direct or the Trustee, as applicable (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units of The Dow(R) Target 5 Portfolio, Nasdaq(R) Target 15 Portfolio, NYSE(R) International Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Growth Portfolio, Target Mega-Cap Portfolio, Target Small-Cap Portfolio, Value Line(R) Diversified Target 40 Portfolio or Value Line(R) Target 25 Portfolio; or 5,000 Units of the Target 50/50 Portfolio, Target Dividend Multi-Strategy Portfolio, Target Focus Five Portfolio or Target VIP Conservative Equity Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders or Unit holders who purchased through Advisor Direct. No In-Kind Distribution requests submitted during the 30 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) in writing of your election by the "Rollover Notification Date" stated in the "Summary of Essential Information." If you make this election you will be considered a "Rollover Unit holder," and your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as "Distribution Agent," during the "Special Redemption and Liquidation Period" set forth in the "Summary of Essential Information." The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

           Information on the Sponsor, Trustee,
          FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust Product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $130 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2009, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $46,346,504 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the

Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts. Linklaters LLP acts as special United Kingdom tax counsel for the Global Target 15 Portfolio.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The NASDAQ Stock Market LLC.

Neither the Nasdaq(R) Target 15 Portfolio nor the Target 50/50 Portfolio is sponsored, endorsed, sold or promoted by The NASDAQ Stock Market LLC (including its affiliates) (Nasdaq, with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee, the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of Units of the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio to be issued or in the determination or calculation of the equation by which the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP AGGRESSIVE EQUITY PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

MSCI EAFE Index(R).

NEITHER THE MSCI EAFE TARGET 20 PORTFOLIO NOR THE TARGET FOCUS FIVE PORTFOLIO ARE SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY FIRST TRUST PORTFOLIOS L.P. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN TRUSTS GENERALLY OR IN THESE TRUSTS PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THESE TRUSTS OR THE ISSUER OR OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THESE TRUSTS TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE UNITS OF THESE TRUSTS ARE REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THESE TRUSTS OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THESE TRUSTS.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THESE

TRUSTS, OWNERS OF THESE TRUSTS, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.


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Page 91


                             First Trust(R)

                  Dow(R) Target 5 3Q '10 - Term 9/30/11
                 Global Target 15 3Q '10 - Term 9/30/11
                MSCI EAFE Target 20 3Q '10 - Term 9/30/11
               Nasdaq(R) Target 15 3Q '10 - Term 9/30/11
              NYSE(R) Intl. Target 25 3Q '10 - Term 9/30/11
                   S&P Target 24 3Q '10 - Term 9/30/11
                S&P Target SMid 60 3Q '10 - Term 9/30/11
                   Target 50/50 3Q '10 - Term 9/30/11
                Target Divsd. Dvd. 3Q '10 - Term 9/30/11
             Target Dvd. Multi-Strat. 3Q '10 - Term 9/30/11
                 Target Dbl. Play 3Q '10 - Term 9/30/11
                  Target Focus 5 3Q '10 - Term 9/30/11
                   Target Growth 3Q '10 - Term 9/30/11
                  Target Mega-Cap 3Q '10 - Term 9/30/11
                 Target Small-Cap 3Q '10 - Term 9/30/11
              Target VIP Cons. Eqty. 3Q '10 - Term 9/30/11
          Value Line(R) Divsd. Target 40 3Q '10 - Term 9/30/11
              Value Line(R) Target 25 3Q '10 - Term 9/30/11
                                 FT 2420

                                Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                             1-800-621-1675

   FTPS Unit Servicing Agent:                     Trustee:

        FTP Services LLC                 The Bank of New York Mellon

     120 East Liberty Drive                  101 Barclay Street
     Wheaton, Illinois 60187              New York, New York 10286
         1-866-514-7768                        1-800-813-3074
                                            24-Hour Pricing Line:1-800-446-0132

                        ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                        ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C.
                               under the:

-  Securities Act of 1933 (file no. 333-166468) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
 D.C. Information regarding the operation of the SEC's Public Reference
               Room may be obtained by calling the SEC at
                             1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                         SEC's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.; Washington, D.C. 20549 e-mail address: publicinfo@sec.gov


                              June 30, 2010


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE


Page 92


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 2420 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated June 30, 2010. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                       1
Standard & Poor's                                               2
The NASDAQ Stock Market LLC                                     3
Value Line Publishing, Inc.                                     3
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   4
   Dividends                                                    4
   Hong Kong                                                    4
   United Kingdom                                               5
   Foreign Issuers                                              6
   Emerging Markets                                             7
   Exchange Rates                                               7
   REITs                                                       11
   Small-Cap Companies                                         12
Litigation
   Tobacco Industry                                            12
Concentrations
   Consumer Products                                           13
   Financials                                                  14
   Information Technology                                      17
   Telecommunication Services                                  18
Securities
   The Dow(R) DART 5 Strategy Stocks                           19
   The Dow(R) DART 10 Strategy Stocks                          19
   The Dow(R) Target 5 Strategy Stocks                         20
   The Dow(R) Target Dividend Strategy Stocks                  20
   European Target 20 Strategy Stocks                          21
   Global Target 15 Strategy Stocks                            23
   MSCI EAFE Target 20 Strategy Stocks                         24
   Nasdaq(R) Target 15 Strategy Stocks                         25
   NYSE(R) International Target 25 Strategy Stocks             26
   S&P Target 24 Strategy Stocks                               27
   S&P Target SMid 60 Strategy Stocks                          29
   Target Diversified Dividend Strategy Stocks                 32
   Target Growth Strategy Stocks                               34
   Target Mega-Cap Strategy Stocks                             35
   Target Small-Cap Strategy Stocks                            37
   Value Line(R) Diversified Target 40 Strategy Stocks         39
   Value Line(R) Target 25 Strategy Stocks                     41

Dow Jones & Company, Inc.

The "Dow Jones Industrial Average(sm)" and the "Dow Jones U.S. Select Dividend Index(sm)" are products of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and have been licensed for use. "Dow Jones(R)", "Dow Jones Industrial Average(sm)", "Dow Jones U.S. Select Dividend Index(sm)" and "Dow Jones Indexes" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed to CME and have been licensed for use for certain purposes by the Sponsor. The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones', CME's and their respective affiliates' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones, the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm), which are determined, composed and calculated by CME without regard to the Sponsor or the Trusts. Dow Jones and CME have no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm). Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Trusts. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Trusts currently being issued by the Sponsor, but which may be similar to and competitive with the Trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm). It is possible that this trading activity will affect the value of the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm) and the Trusts.

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND THE SPONSOR, OTHER THAN THE LICENSORS OF CME.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of either the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index, which are determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index, the S&P MidCap 400 Index or the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX OR THE S&P SMALL CAP 600 INDEX OR ANY DATA INCLUDED

THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The NASDAQ Stock Market LLC.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The NASDAQ Stock Market LLC (which with its affiliates is the "Corporations") and are licensed for use by us. Neither the Nasdaq(R) Target 15 Portfolio nor the Target 50/50 Portfolio have been passed on by the Corporations as to its legality or suitability. Neither the Nasdaq(R) Target 15 Portfolio nor the Target 50/50 Portfolio are issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Nasdaq(R) Target 15 Portfolio or the Target 50/50 Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLPI's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE(R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE
(R) International Target 25 Strategy.

NYSE does not: sponsor, endorse, sell or promote the NYSE(R) International Target 25 Strategy; recommend that any person invest in the NYSE(R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE(R) International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE(R) International Target 25 Strategy; consider the needs of the NYSE(R) International Target 25 Strategy or the owners of the NYSE(R) International Target 25 Strategy in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE(R) International Target 25 Strategy. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE(R) International Target 25 Strategy, the owners of the NYSE(R) International Target 25 Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE(R) International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China under the "one country, two systems" principle. Hong Kong's new constitution became the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the two decades leading up to and through 1996, the gross domestic product (GDP) tripled in real terms, equivalent to an average annual growth rate of 6%. Following the Asian financial crisis which began in 1997, the economy suffered seriously along with the collapse of an overheated property market which resulted in deflation which persisted for several years after November 1998, dampening investment and consumption. However, in the years following 2002, Hong Kong enjoyed strong economic growth. Real GDP expanded by 8.6% in 2004, 7.1% in 2005 and 7.0% in 2006. Additionally, the unemployment rate fell in 2006 to 4.7%. This economic growth was the result of an increase in private domestic consumption, an increase in fixed asset and infrastructure spending and continued strong exports of goods and services. However, the current global economic crisis has negatively impacted Hong Kong's economy. Real GDP grew only 2.5% in 2008 and is expected to experience -4.5% growth in 2009. The long-term impact of the economic downturn and any recovery efforts remains unknown.

Although China committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong going forward will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. The Basic Law stipulates that, after a review in 2007, elections for Chief

Executive and all members of the Legislative Council may be held by universal suffrage, which is the "ultimate aim" set by the Basic Law. However, China's current administration has taken a hard line on such steps that it thinks may lead to the democratization of Hong Kong, calling into question China's commitment to the "one country, two systems" model and to reform in general. Additionally, Hong Kong recently proposed legislation to implement Article 23 of the Basic Law, which stipulates that Hong Kong should enact laws on its own to prohibit any act of treason, secession, sedition or subversion against the central government of China. The draft legislation has since been withdrawn due to local and international concerns, most notably a mass protest rally on July 1st, 2003, organized in an effort to protect Hong Kong's rights and freedoms as guaranteed in the Basic Law and to uphold the "one country, two systems" principle. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Trust. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of a change in Hong Kong's economic or political status, both of which may negatively impact such Trust and the value of the Units.

The currency crisis which affected a majority of Asian markets in mid-1997 and beyond has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority (the "HKMA") acquired the common stock of certain Hong Kong issuers listed on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Trust.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%. Due to the outbreak of the Severe Acute Respiratory Syndrome (SARS) during March to May of 2003, the Hang Seng Index suffered a significant decrease. Also, the Hang Seng Index rose approximately 27% from June 2006 until the end of November 2006, at which time it suffered its largest one-day loss in five years. The Hang Seng Index is subject to change, and de-listing of any issues may have an adverse impact on the performance of the Trust, although de-listing would not necessarily result in the disposal of the stock of these companies, nor would it prevent the Trust from purchasing additional de-listed Securities. In recent years, a number of companies have de-listed from the Hang Seng Index. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. Gross domestic product (GDP) growth slipped in 2001-03 as the global downturn, the high value of the pound, and the bursting of the "new economy" bubble hurt manufacturing and exports. Still, the economy is one of the strongest in Europe with low inflation, interest rates and unemployment. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. The Treaty has had the effect of eliminating most remaining trade barriers between the 15 member nations and has made Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions is an ongoing process, and the rate at which trade barriers continue to be eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. The relatively good economic performance as of late has complicated the current regime's efforts to make a case for the United Kingdom to join the European Economic and Monetary Union (EMU), although the government has stipulated that a public referendum on adopting the euro will occur only after five economic tests are met. The five tests are concerned with the compatibility of the United Kingdom's business cycles and economic structures with EMU membership, the sufficiency of flexibility to react to potential shocks after accession, the creation of better conditions for firms looking to make long-term investments in the United Kingdom, the maintenance of the United Kingdom's competitive position and, finally, the promotion of higher growth, stability and lasting job creation. Most expect that a referendum will not take place until after the next general election. The Sponsor is unable to predict what impact, if any, adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Foreign Issuers. Since all of the Securities in the MSCI EAFE Target 20 Portfolio and the NYSE(R) International Target 25 Portfolio and certain of the Securities in certain other Trusts consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rates" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. An investment in Units of certain of the Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Exchange Rates. The Global Target 15 Portfolio, the MSCI EAFE Target 20 Portfolio, the Target 50/50 Portfolio, the Target Dividend Multi-Strategy Portfolio, the Target Focus Five Portfolio and the Target VIP Conservative Equity Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar, the euro, the Japanese Yen, the Singapore dollar and the Australian dollar:

                         Foreign Exchange Rates

               Range of Fluctuations in Foreign Currencies


           United Kingdom
Annual     Pound Sterling/        Hong Kong/        Euro/           Japanese Yen/          Singapore/        Australia/
Period     U.S. Dollar            U.S. Dollar       U.S. Dollar     U.S. Dollar            U.S. Dollar       U.S. Dollar
______     _______________        ___________       ___________     _____________          ___________       ___________
1983       0.616-0.707            6.480-8.700
1984       0.670-0.864            7.774-8.050
1985       0.672-0.951            7.729-7.990
1986       0.643-0.726            7.768-7.819
1987       0.530-0.680            7.751-7.822
1988       0.525-0.601            7.764-7.912
1989       0.548-0.661            7.775-7.817
1990       0.504-0.627            7.740-7.817
1991       0.499-0.624            7.716-7.803
1992       0.499-0.667            7.697-7.781
1993       0.630-0.705            7.722-7.766
1994       0.610-0.684            7.723-7.750
1995       0.610-0.653            7.726-7.763                        80.630-104.550        1.389-1.466       1.289-1.411
1996       0.583-0.670            7.732-7.742                       103.450-116.210        1.394-1.426       1.225-1.363
1997       0.584-0.633            7.708-7.751                       111.260-130.880        1.399-1.699       1.253-1.538
1998       0.584-0.620            7.735-7.749                       113.600-147.260        1.584-1.792       1.456-1.797
1999       0.597-0.646            7.746-7.775      0.845-0.999      101.640-124.320        1.654-1.736       1.488-1.639
2000       0.605-0.715            7.774-7.800      0.968-1.209      101.450-114.410        1.656-1.759       1.499-1.961
2001       0.678-0.707            7.798-7.800      1.045-1.194      113.570-131.790        1.727-1.856       1.749-2.087
2002       0.621-0.709            7.799-7.800      0.953-1.164      115.810-134.710        1.733-1.852       1.737-1.974
2003       0.560-0.636            7.742-7.800      0.794-0.929      106.970-121.690        1.700-1.784       1.330-1.779
2004       0.514-0.568            7.763-7.800      0.738-0.844      102.080-114.510        1.631-1.728       1.253-1.465
2005       0.518-0.583            7.752-7.800      0.743-0.857      102.050-121.040        1.619-1.706       1.252-1.381
2006       0.509-0.576            7.753-7.792      0.755-0.839      109.760-119.780        1.534-1.661       1.264-1.419
2007       0.481-0.509            7.750-7.826      0.683-0.767      107.410-123.900        1.440-1.545       1.071-1.298
2008       0.502-0.685            7.750-7.804      0.633-0.788       90.640-108.800        1.356-1.513       1.043-1.526
2009       0.598-0.698            7.750-7.755      0.666-0.789       86.410- 98.960        1.384-1.547       1.092-1.569

Source: Bloomberg L.P.


                                                 End of Month Exchange Rates
                                                   for Foreign Currencies

                  United Kingdom                                        Japanese
                  Pound Sterling/   Hong Kong/        Euro/             Yen/              Singapore/        Australia/
Monthly Period    U.S. Dollar       U.S.Dollar        U.S. Dollar       U.S. Dollar       U.S. Dollar       U.S. Dollar
______________    _______________   __________        ___________       ___________       ___________       ___________
2007:
 January          .509              7.808             .767              120.690           1.536             1.287
 February         .509              7.813             .756              118.560           1.529             1.269
 March            .508              7.814             .749              117.830           1.517             1.237
 April            .500              7.823             .733              119.520           1.520             1.205
 May              .505              7.808             .743              121.730           1.529             1.208
 June             .498              7.818             .738              123.180           1.530             1.177
 July             .492              7.826             .731              118.600           1.517             1.174
 August           .496              7.796             .734              115.780           1.526             1.223
 September        .488              7.775             .701              114.800           1.485             1.126
 October          .481              7.750             .690              115.430           1.447             1.071
 November         .486              7.787             .683              111.230           1.449             1.131
 December         .504              7.799             .685              111.710           1.440             1.143
2008:
 January          .503              7.797             .673              106.450           1.417             1.116
 February         .505              7.782             .659              103.740           1.395             1.074
 March            .504              7.783             .633               99.690           1.376             1.095
 April            .503              7.794             .640              103.910           1.356             1.060
 May              .505              7.804             .643              105.510           1.362             1.046
 June             .502              7.797             .635              106.210           1.360             1.043
 July             .504              7.802             .641              107.910           1.367             1.061
 August           .549              7.804             .682              108.800           1.416             1.166
 September        .562              7.765             .710              106.110           1.435             1.262
 October          .622              7.750             .786               98.460           1.484             1.497
 November         .650              7.750             .788               95.520           1.513             1.526
 December         .685              7.750             .716               90.640           1.430             1.423
2009:
 January          .688              7.755             .780               89.920           1.510             1.569
 February         .698              7.755             .789               97.570           1.547             1.565
 March            .698              7.750             .755               98.960           1.523             1.447
 April            .676              7.750             .756               98.630           1.481             1.378
 May              .618              7.752             .706               95.340           1.444             1.248
 June             .608              7.750             .713               96.360           1.447             1.240
 July             .598              7.750             .701               94.680           1.439             1.196
 August           .614              7.751             .698               93.120           1.441             1.185
 September        .626              7.750             .683               89.700           1.410             1.133
 October          .608              7.750             .679               90.090           1.400             1.111
 November         .608              7.750             .666               86.410           1.384             1.092
 December         .618              7.754             .698               93.020           1.405             1.114
2010:
 January          .626              7.765             .721               90.270           1.407             1.131
 February         .656              7.763             .734               88.970           1.406             1.117
 March            .659              7.764             .740               93.470           1.399             1.090
 April            .655              7.764             .752               93.850           1.371             1.082
 May              .688              7.787             .813               91.260           1.400             1.182

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

REITs. An investment in Units of the S&P Target SMid 60 Portfolio and the Target Focus Five Portfolio should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Dow(R) Target 5 Portfolio is concentrated in stocks of telecommunication services companies. The Global Target 15 Portfolio is concentrated in stocks of financial and telecommunication services companies. The Nasdaq(R) Target 15 Portfolio, the Target Small-Cap Portfolio and the Value Line(R) Target 25 Portfolio are concentrated in stocks of consumer products and information technology companies. The NYSE(R) International Target 25 Portfolio and the S&P Target SMid 60 Portfolio are concentrated in stocks of financial companies. The Target Growth Portfolio, the Target VIP Conservative Equity Portfolio and the Value Line(R) Diversified Target 40 Portfolio are concentrated in stocks of consumer products companies.


Consumer Products. The general problems and risks inherent in an investment in the consumer products sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. As home purchasing and refinancing activity has subsided, this revenue has diminished. Economic conditions in the real estate markets have deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets have resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans has deteriorated.

In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

In light of the current credit market difficulties, the U.S. Government is considering changes to the laws and regulatory structure. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, Securities and Exchange Commission, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. Recently passed legislation calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries. This new legislation includes the creation of a Financial Oversight

Council to advise the FRB on the identification of firms who failure could pose a threat to financial stability due to their combination of size, leverage, and interconnectedness. Additionally, these financial firms would be subject to increased scrutiny concerning their capital, liquidity, and risk management standards. Legislation regarding the banking industry has also been proposed which would create a the National Bank Supervisor to conduct prudential supervision regulation of all federally chartered depository institutions, and all federal branches and agencies of foreign banks. This proposed single regulator would oversee the entire banking industry, thereby leading to potential risks, costs and unknown impacts on the entire financial sector.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" (formerly Statement of Financial Accounting Standards No. 157) changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor until December 31, 2013. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusions of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to "take over" bank and financial holding companies. The "taking over" would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse affect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations;
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) proposed legislation that would establish the Office of National Insurance within the Treasury. This proposed federal agency would gather information, develop expertise, negotiate international agreements, and coordinate policy in the insurance sector. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Information Technology. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Telecommunication Services. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The telecommunications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trusts' Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Companies involved in the telecommunications sector are currently in the midst of a period of modest growth, with changes in regulation and technology responsible. Worldwide telecommunications are expected to grow approximately 6% from 2005 through 2010 with wireless technology making up half of the revenue. However, growth will not be consistent among all product types. Local phone markets have been pressured by a shift to wireless phones, the Internet, and cable television providers now competing directly with telephone companies. Additionally, pricing pressure and competition have intensified. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                   The Dow(R) DART 5 Strategy Stocks


E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

The Travelers Companies, Inc., headquartered in St. Paul, Minnesota, through its subsidiaries, provides commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals in the United States.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.


                   The Dow(R) DART 10 Strategy Stocks


AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

The Travelers Companies, Inc., headquartered in St. Paul, Minnesota, through its subsidiaries, provides commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals in the United States.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.


                  The Dow(R) Target 5 Strategy Stocks


AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


               The Dow(R) Target Dividend Strategy Stocks


The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.

American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, transmission, and distribution of electric power.

Astoria Financial Corporation, headquartered in Lake Success, New York, through wholly-owned Astoria Federal Savings and Loan Association, conducts a savings and loan business through numerous offices in Brooklyn, Chenango, Nassau, Otsego, Queens, Suffolk and Westchester counties in New York.

Black Hills Corporation, headquartered in Rapid City, South Dakota, is an electric utility serving customers in South Dakota, Wyoming and Montana.

Cleco Corporation, headquartered in Pineville, Louisiana, is a holding company which, through its subsidiaries, generates, transmits and distributes electric energy and natural gas in Louisiana.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

F.N.B. Corporation, headquartered in Hermitage, Pennsylvania, is a financial services holding company. The company, through its subsidiaries in Pennsylvania, northern and central Tennessee, and eastern Ohio, provides a variety of financial services, primarily to consumers and small to medium-sized businesses.

Masco Corporation, headquartered in Taylor, Michigan, is engaged in the manufacture, installation and sale of home improvement and building products (faucets, cabinets, plumbing supplies and other products).

MeadWestvaco Corporation, headquartered in Stamford, Connecticut, is a global company engaged in packaging, coated and specialty papers, consumer and office products, and specialty chemicals businesses.

Mercury General Corporation, headquartered in Los Angeles, California, through its subsidiaries, writes private passenger automobile insurance and commercial automobile insurance.

New York Community Bancorp, Inc., headquartered in Westbury, New York, is a holding company for New York Community Bank, a state-chartered stock savings bank.

Northeast Utilities, headquartered in Berlin, Connecticut, provides retail electric service, through its subsidiaries, to customers in Connecticut, New Hampshire and western Massachusetts. In addition, the company distributes natural gas throughout Connecticut.

Northrop Grumman Corporation, headquartered in Los Angeles, California, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

People's United Financial Inc., headquartered in Bridgeport,
Connecticut, is a stock savings bank, offering services to individual, corporate and municipal customers.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

R. R. Donnelley & Sons Company, headquartered in Chicago, Illinois, prepares, produces and delivers integrated communications services that produce, manage and deliver its customers' content, regardless of the communications medium.

Republic Services, Inc., headquartered in Fort Lauderdale, Florida, provides non-hazardous solid waste collection and disposal services for commercial, industrial, municipal and residential customers in the United States.

RPM International, Inc., headquartered in Medina, Ohio, manufactures and markets protective coatings that are used in waterproofing, general maintenance, flooring systems and coating, corrosion control, and other applications.

Unisource Energy Corporation, headquartered in Tucson, Arizona, is a holding company for Tucson Electric Power Company, an electric utility, and Millennium Energy Holdings, Inc., which invests in energy-related ventures.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.


                   European Target 20 Strategy Stocks


Deutsche Telekom AG, headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

E.ON AG, headquartered in Dusseldorf, Germany, is a multi-national company which generates, distributes and trades electricity to industrial, commercial and residential customers. Additionally, the company distributes gas and drinking water. The company also manufactures flexible ceramic membranes and polymers, buys and sells residential properties, and develops real estate.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

France Telecom S.A., headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

GDF Suez, headquartered in Paris, France, is the French national gas company, offering a full range of natural gas and associated energy services throughout the world.

GlaxoSmithKline Plc, headquartered in Middlesex, England, is a research-based pharmaceutical group that develops, manufactures and markets vaccines, prescription and over-the-counter medicines, as well as health-related consumer products. The company specializes in treatments for respiratory, central nervous system, gastro-intestinal and genetic disorders.

Iberdrola S.A., headquartered in Madrid, Spain, is the second largest electric utility in Spain and owns hydroelectric, fossil fuel and nuclear power facilities.

Koninklijke (Royal) KPN N.V., headquartered in The Hague, the
Netherlands, provides telecommunications services throughout the Netherlands. The company provides local, long distance, international, and mobile telecommunications services, voice-mail, call forwarding, ISDN Internet lines, faxing, and communications services for businesses and individuals.

National Grid Plc, headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Royal Dutch Shell Plc, headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

RWE AG, headquartered in Essen, Germany, operates energy businesses and offers municipal services. The company generates electricity, mines coal, refines petroleum, produces natural gas, offers waste disposal and recycling services, supplies drinking water, manufactures printing presses, decommissions nuclear power plants, and disposes of nuclear waste.

Santander Central Hispano S.A., headquartered in Madrid, Spain, is a leader in the running of Spanish banks. It offers domestic retail banking, as well as in other European countries and in Latin America.

Scottish & Southern Energy Plc, headquartered in Perth, Scotland, United Kingdom, is one of the largest energy companies in the UK. It is involved in the generation, transmission, distribution and supply of electricity to industrial, commercial and domestic customers; energy trading; gas marketing; electrical and utility contracting and telecommunications.

Snam Rete Gas SpA, headquartered in San Donato Milanese, Italy, owns and operates Italy's natural-gas distribution network. The company owns and transports gas on a network of high-pressure and medium-pressure pipes, including trunklines connected to production and import sites in Italy.

Telefonica S.A., headquartered in Madrid, Spain, provides telecommunications services mainly to countries in Europe and Latin America. The company offers fixed-line and mobile telephone, Internet, and data transmission services to residential and corporate customers. The company also holds stakes in television stations, radio stations and production companies, and publishes directories.

Total S.A., headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in approximately 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Vivendi S.A., headquartered in Paris, France, through its subsidiaries, conducts operations ranging from music, games and television to film and telecommunications.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.

Zurich Financial Services AG, headquartered in Zurich, Switzerland, offers a full range of insurance and investment products and services, from life insurance and investment funds for individuals to complex reinsurance and alternative risk transfer arrangements for companies. The company operates in more than 60 countries.

                    Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
__________________________________________


AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


BAE SYSTEMS Plc, headquartered in Farnborough, England, manufactures products for the military defense sector, in addition to the civil aircraft market. The company's military products include aircraft, submarines and assorted ships, electronics, sensors and assorted ammunition and weapons systems. Their civil aircraft operations include the manufacture of planes and jet wings, and various engineering services.

BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

Man Group Plc, headquartered in London, England, operates a financial services company, specializing in fund management and brokerage services. The company's brokerage division caters to exchange-traded futures and options in addition to providing agency brokerage and advisory services.

Marks & Spencer Group Plc, headquartered in London, United Kingdom, operates retail stores in the United Kingdom, which sell consumer goods and food under the name "St Michael." They also operate "Kings Super Markets" in the United States, in addition to retail stores in the Middle East. The company also provides a range of financial services.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


Hang Seng Index Companies
_________________________


Bank of China Ltd., headquartered in Beijing, China, provides a complete range of banking and other financial services to individual and corporate customers worldwide.

BOC Hong Kong (Holdings) Limited, headquartered in Hong Kong, China, is the parent of Bank of China (Hong Kong), which operates branches in Hong Kong as well as on mainland China.

China Construction Bank, headquartered in Beijing, China, provides a complete range of banking services and other financial services to individual and corporate customers. The bank's services include retail banking, international settlement, project finance, and credit card services.

Hongkong Electric Holdings Limited, headquartered in Hong Kong, China, generates and supplies electricity and provides engineering consultancy and project management services.

Industrial and Commercial Bank of China Ltd., headquartered in Beijing, China, provides a full range of personal and corporate commercial banking services throughout China.

                   MSCI EAFE Target 20 Strategy Stocks


France
______

Bouygues S.A., headquartered in Cedex, France, operates in five industries: road work, construction, property development, media and telecommunications.

Sanofi-Aventis, headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology.

Germany
_______

Bayerische Motoren Werke (BMW) AG, headquartered in Munich, Germany, manufactures and sells luxury cars and motorcycles worldwide.

Deutsche Post AG, headquartered in Bonn, Germany, provides domestic and international mail delivery and international parcel services to both commercial and public clients. The company also offers freight delivery, logistics services, and a variety of financial services including standard banking services and brokerage services.

Deutsche Telekom AG, headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

Volkswagen Ag-Pfd, headquartered in Wolfsburg, Germany, and its subsidiaries engage in the manufacture and sale of automobiles worldwide. The company operates in two divisions, Automotive and Financial Services.

Hong Kong
_________

Hang Lung Properties Limited, headquartered in Hong Kong, China, a subsidiary of Hang Lung Group Limited, is a property investment company. The company's principal activities are property investment and investment holding and, through its subsidiaries, property investment for rental income, car park management and property management.

Swire Pacific Limited, headquartered in Hong Kong, has operations in aviation, real estate, beverage, marine services, trading, and industrial businesses, through its subsidiaries.

Wharf Holdings Ltd., headquartered in Hong Kong, China, is a conglomerate built on real estate development, ownership, sales and property management. The company's holdings also include interests in several shipping terminals, cable TV providers and nightclubs. Other interests include ferries, trams, harbor tunnels and the Marco Polo Hotels.

Italy
_____

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Japan
_____

Chubu Electric Power Company, Incorporated, headquartered in Aichi, Japan, generates, distributes, transmits, and sells electricity in the Chubu area which includes Aichi, Gifu, Mie, Nagano, and part of Shizuoka Prefecture.

Kansai Electric Power Company, Incorporated, headquartered in Osaka, Japan, constructs and maintains electrical power facilities, generates electricity from hydroelectric, thermal, geothermal, and nuclear power sources. The company also distributes electricity to Osaka and the surrounding area.

Nippon Telegraph and Telephone Corporation (NTT), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

The Netherlands
_______________

Koninklijke Ahold N.V., headquartered in Amsterdam, the Netherlands, is an international group of quality supermarkets based in the United States and Europe.

Norway
______

Telenor ASA, headquartered in Fornebu, Norway, is mostly an international wireless carrier with operations in Scandinavia, Eastern Europe and Asia. The company also has extensive broadband and TV distribution operations in four Nordic countries.

Spain
_____

Repsol YPF, S.A., headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products.

Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

United Kingdom
______________

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

Carnival Plc, headquartered in Southampton, England, owns and operates cruise lines. Cruise vacations are available under the names "Carnival Cruise Lines," "Holland America Line," "Windstar Cruises," "Cunard Line," "Seabourn Cruise Line" and "Costa Crociere SpA."

Rolls-Royce Group Plc, headquartered in London, England, constructs and installs power generation systems, transmission and distribution systems, and equipment for the marine propulsion, oil and gas pumping, and defense markets.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                   Nasdaq(R) Target 15 Strategy Stocks


Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.

Apple Inc., headquartered in Cupertino, California, designs, manufactures, and markets microprocessor-based personal computers and related personal computing, audio and video, and communicating devices. The company sells its product line worldwide through its retail stores, online store, and third-party wholesalers.

Baidu, Inc. (ADR), headquartered in Beijing, China, provides Chinese language Internet search services primarily in the People's Republic of China and Japan.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

DIRECTV, Inc., headquartered in El Segundo, California, provides digital television entertainment in the United States and Latin America.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Infosys Technologies Limited (ADR), headquartered in Bangalore, India, provides consulting and information technology services primarily in North America, Europe, and the Asia-Pacific region.

Joy Global Inc., headquartered in Milwaukee, Wisconsin, manufactures and markets underground mining machinery and surface mining equipment.

Liberty Media Interactive, Series A, headquartered in Englewood, Colorado, is a stock group of Liberty Media Corporation which owns interests in a broad range of electronic retailing, media, communications and entertainment businesses. The Liberty Interactive Group includes Liberty's interests in QVC, Provide Commerce, Backcountry.com, BUYSEASONS, Bodybuilding.com, IAC/InterActiveCorp and Expedia.

Mattel, Inc., headquartered in El Segundo, California, designs, manufactures and markets a broad variety of toy products on a worldwide basis through both sales to retailers and direct to consumers.

Millicom International Cellular S.A., headquartered in Bertrange,
Luxembourg, develops and operates cellular telephone networks under licenses in numerous countries, mainly in emerging markets in Africa, Asia, Europe and Latin America.

NII Holdings Inc., headquartered in Reston, Virginia, provides digital wireless communication services in Latin America.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

SanDisk Corporation, headquartered in Sunnyvale, California, designs, makes and sells solid-state data, image and audio storage products using proprietary high density flash memory and controller technologies.

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations in North America and the Pacific Rim. The company also produces and sells the bottled "Frappucino" coffee drink and a line of ice creams.


             NYSE(R) International Target 25 Strategy Stocks


Australia
_________

Westpac Banking Corporation (ADR), headquartered in Sydney, Australia, provides a range of banking and financial services, including retail, commercial and institutional banking, as well as wealth management services, to individuals and business customers in Australia, New Zealand and the Pacific region.

Canada
______

Manulife Financial Corporation, headquartered in Toronto, Ontario, Canada, is a life insurance company and the holding company of The Manufacturers Life Insurance Company, a Canadian life insurance company.

Sun Life Financial Inc., headquartered in Toronto, Ontario, Canada, offers a range of wealth accumulation and protection products and services to individuals and corporate customers. The company's product portfolio includes individual life insurance, individual annuity and saving products, group life and health insurance, group pensions and retirement products, mutual funds, asset management services, individual health insurance, and reinsurance-life retrocession.

France
______

France Telecom S.A. (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Germany
_______

Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.

Hong Kong
_________

China Unicom Ltd. (ADR), headquartered in Hong Kong, China, an integrated telecommunications operator, offers a range of telecommunications services in China.

Italy
_____

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Telecom Italia SpA (ADR), headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.

Japan
_____

Hitachi, Ltd. (ADR), headquartered in Tokyo, Japan, is engaged in the manufacture of communications and electronic equipment, consumer electronics, and heavy electrical and industrial machinery. The company has a wide range of products from nuclear power systems to kitchen appliances and also operates subsidiaries in the metal, chemical, and wire and cable industries.

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, manufactures, distributes and provides financing for the sale of its motorcycles, automobiles and power products, including portable generators, power tillers and general purpose engines.

Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Mizuho Financial Group, Inc., headquartered in Tokyo, Japan, through its subsidiary banks, provides various financial services, including banking, securities, and trust and asset management services in Japan and internationally.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

Sony Corporation (ADR), headquartered in Tokyo, Japan, develops, makes and markets electronic equipment and devices. Products include video and audio equipment and televisions; computers and computer peripherals; semiconductors and telecommunications equipment.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks, buses, boats and airplanes in Japan and internationally. The company also manages real estate, civil engineering and insurance businesses.

Luxembourg
__________

ArcelorMittal (ADR), headquartered in Luxembourg City, Luxembourg, through its subsidiaries, operates as a global steel company. The company produces a range of finished and semi-finished steel products that include cold-rolled sheets, electro-galvanized and coated steels, bars, wire rods, and slabs.

Spain
_____

Banco Santander Central Hispano S.A. (ADR), headquartered in Santander, Spain, operates in five business areas, which include European Retail Banking; Retail Banking Latin America; Asset Management and Private Banking; Global Wholesale Banking; and Financial Management and Equity Stakes.

Repsol YPF, S.A. (ADR), headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

Switzerland
___________

Credit Suisse Group (ADR), headquartered in Zurich, Switzerland, is one of the world's leading financial services companies, providing banking and insurance solutions for private clients, companies and institutions.

UBS AG, headquartered in Zurich, Switzerland, is a leading global financial services firm, the world's largest global asset manager, a top-tier provider of investment banking and securities distribution, and a leading provider of private banking services.

United Kingdom
______________

Barclays Plc (ADR), headquartered in London, England, is a financial services group engaged primarily in the banking and investment banking businesses. Through its subsidiary, Barclay Bank Plc, the company offers commercial and investment banking, insurance, financial and related services in more than 60 countries.

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

Lloyds Banking Group Plc (ADR), headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.

Royal Bank of Scotland Group Plc (ADR), headquartered in Edinburgh, Scotland, offers services such as deposit accounts, credit cards and mortgages to commercial and personal clients in Scotland, England, Wales and Ireland. The company also sells insurance and investment products and provides private banking through The Coutts Group. In the United States it owns Citizens Financial, one of the largest bank holding companies in New England.


                      S&P Target 24 Strategy Stocks


Apple Inc., headquartered in Cupertino, California, designs, manufactures, and markets microprocessor-based personal computers and related personal computing, audio and video, and communicating devices. The company sells its product line worldwide through its retail stores, online store, and third-party wholesalers.

Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors.
The company sells property and casualty insurance and other insurance products. The company also manufactures and markets home cleaning systems; manufactures and sells confectionery products; retails home furnishings; and owns The Buffalo News. (Class B voting rights equal one-two-hundredth (1/200th) of a vote for each share held. Class B dividend rights equal one-thirtieth (1/30th) of the amount declared for each Class A share held.)

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

Brown-Forman Corporation, headquartered in Louisville, Kentucky, is a diversified producer and marketer of consumer products. The company's products include wines and spirits such as "Jack Daniel's," "Canadian Mist," "Southern Comfort," "Early Times," "Fetzer," "Bolla" and "Korbel."

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

The Chubb Corporation, headquartered in Warren, New Jersey, is a holding company with subsidiaries principally engaged in the property and casualty insurance business.

Coach, Inc., headquartered in New York, New York, designs, produces and markets leather goods and accessories. Products include handbags, business cases, luggage and travel accessories. The company markets its products internationally.

Constellation Energy Group, headquartered in Baltimore, Maryland, supplies electricity and gas in Baltimore and in all or part of ten counties in central Maryland; and invests in various real estate projects, develops alternative energy projects and sells and services gas and electric appliances.

Fastenal Company, headquartered in Winona, Minnesota, is principally engaged in the sale of industrial supplies, including threaded fasteners and construction supplies, through its retail store sites located in all 50 states, Canada, Mexico, Puerto Rico and Singapore.

FMC Technologies, Inc., headquartered in Houston, Texas, engages in the design, manufacture and servicing of systems and products for the energy, food processing and air transportation industries.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacture and marketing of cigarettes. The company sells to distributors and retailers in the United States.

Mattel, Inc., headquartered in El Segundo, California, designs, manufactures and markets a broad variety of toy products on a worldwide basis through both sales to retailers and direct to consumers.

Nicor Inc., headquartered in Naperville, Illinois, is a holding company. Its principal subsidiaries are Northern Illinois Gas Company (doing business as Nicor Gas Company), a distributor of natural gas, and Tropical Shipping, a transporter of containerized freight in the Caribbean.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products.

Questar Corporation, headquartered in Salt Lake City, Utah, an integrated energy resources and services holding company, operates two divisions: Market Resources (energy development/production, gas gathering/processing) and Regulated Services (interstate gas transmission and storage activities).

Rockwell Collins, Inc., headquartered in Cedar Rapids, Iowa, provides aviation electronics, airborne and mobile communications products, and systems for commercial and military applications.

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations in North America and the Pacific Rim. The company also produces and sells the bottled "Frappucino" coffee drink and a line of ice creams.

Teradata Corporation, headquartered in Dayton, Ohio, is engaged in the development and marketing of computer software. The company's products include enterprise data warehousing, customer relationship management, master data management, finance and performance management, profitability analytics, and supply chain management software.

Torchmark Corporation, headquartered in Birmingham, Alabama, an insurance and diversified financial services holding company, provides individual life and supplemental health insurance, annuities and related products.

Varian Medical Systems, Inc., headquartered in Palo Alto, California, designs and produces integrated systems of equipment and software for treating cancer with radiation, as well as cost-effective x-ray tubes for original equipment manufacturers and replacement x-ray tubes and imaging subsystems.

W.W. Grainger, Inc., headquartered in Lake Forest, Illinois, is a distributor of maintenance, repair, and operating supplies, services and related information to the commercial, industrial, contractor and institutional markets in North America.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related services.


                   S&P Target SMid 60 Strategy Stocks


American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

American Greetings Corporation, headquartered in Cleveland, Ohio, and its subsidiaries design, manufacture, and sell everyday and seasonal greeting cards and other social expression products. The company's products include greeting cards, paper party goods, gift-wraping supplies, balloons, candles, and stationery. The company's products are sold worldwide.

Amerisafe Inc., headquartered in Deridder, Louisiana, through its subsidiaries, engages in marketing and underwriting workers' compensation insurance to companies involved in hazardous industries.

AOL, Inc., headquartered in New York, New York, operates as a Web services company that offers a suite of brands and offerings for the worldwide audience.

Ashland Inc., headquartered in Covington, Kentucky, distributes industrial chemicals and solvents, markets Valvoline motor oil and automotive chemicals, performs contract construction work, and operates crude oil refineries.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in Texas, Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee and Virginia.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

Basic Energy Services, Inc., headquartered in Midland, Texas, provides a range of well site services to oil and gas drilling and producing companies in the United States.

Black Hills Corporation, headquartered in Rapid City, South Dakota, is an electric utility serving customers in South Dakota, Wyoming and Montana.

Bob Evans Farms, Inc., headquartered in Columbus, Ohio, is engaged in two businesses: the ownership and operation of a chain of full-service, family restaurants located in 22 states; and the manufacture and sale of fresh and fully cooked pork products and other complementary food products in 30 states.

Boyd Gaming Corporation, headquartered in Las Vegas, Nevada, operates as a multi-jurisdictional gaming company, owning and operating casino facilities in Nevada, Illinois, Indiana, Louisiana and Mississippi.

Buckeye Technologies Inc., headquartered in Memphis, Tennessee, produces value-added, cellulose-based specialty products made up from both wood and cotton, utilizing wetlaid and airlaid technologies.

Central Garden & Pet Company, headquartered in Walnut Creek, California, is a marketer and producer of branded products for the pet and lawn and garden supplies markets.

Cleco Corporation, headquartered in Pineville, Louisiana, is a holding company which, through its subsidiaries, generates, transmits and distributes electric energy and natural gas in Louisiana.

Colonial Properties Trust, headquartered in Birmingham, Alabama, is a self-managed real estate investment trust which owns, develops and operates multifamily, retail and office properties in the Sunbelt region of the United States.

Delphi Financial Group, Inc. (Class A), headquartered in Wilmington, Delaware, is a holding company whose subsidiaries provide integrated employee benefit services.

Dycom Industries, Inc., headquartered in Palm Beach Gardens, Florida, provides specialty contracting services in the United States and Canada.

The E.W. Scripps Company, headquartered in Cincinnati, Ohio, through its subsidiaries, operates as a media company with interests in national television networks, newspaper publishing, broadcast television, television retailing, online comparison shopping, interactive media, and licensing and syndication.

Electro Scientific Industries, Inc., headquartered in Portland, Oregon, provides electronics manufacturers with equipment necessary to produce key components used in wireless telecommunications, computers, automotive electronics, and many other electronic products.

Everest Re Group, Ltd., headquartered in St. Michael, Barbados, through its wholly-owned subsidiary Everest Reinsurance Company, is engaged in the underwriting of property and casualty reinsurance on a treaty and facultative basis for insurance and reinsurance companies in the United States and selected international markets.

Exterran Holdings Inc., headquartered in Houston, Texas, provides natural gas compression technology, and sales, operations, maintenance, fabrication, service, and equipment for oil and gas production, processing, and transportation applications worldwide.

Fairchild Semiconductor International, Inc., headquartered in South Portland, Maine, provides products that manage and distribute power and interface solutions for various electronic devices. The company's semiconductors are used in computers, communication products and other applications.

Fred's, Inc., headquartered in Memphis, Tennessee, operates discount general merchandise stores in the southeastern United States.

G&K Services, Inc., headquartered in Minnetonka, Minnesota, leases and maintains uniforms and other textile products. The company supplies work clothes, anti-static and particle-free garments, dress clothes for supervisory personnel, floor mats, dust mops, wiping towels and linens. The company serves the pharmaceutical, electronic, transportation, healthcare and auto service industries in the United States and the Canadian provinces of Ontario and Quebec.

Griffon Corporation, headquartered in Jericho, New York, is a diversified manufacturer with operations in building products, electronic information and communication systems, and specialty plastic films.

Hanover Insurance Group Inc., headquartered in Worcester, Massachusetts, through its subsidiaries, provides financial products and services in the areas of property, casualty and life insurance in the United States.

HealthSpring, Inc., headquartered in Nashville, Tennessee, through its subsidiaries, operates as a managed care organization in the United States. The company focuses primarily on Medicare, the federal government sponsored health insurance program for retired U.S. citizens aged 65 and older, qualifying disabled persons, and persons suffering from end stage renal disease in the states of Alabama, Florida, Illinois, Mississippi, Tennessee and Texas.

Helix Energy Solutions Group Inc., headquartered in Houston, Texas, provides subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the United States Gulf of Mexico. Services are provided in depths ranging from the shallowest to the deepest waters of the Gulf. The company also acquires and operates mature offshore natural gas and oil properties, providing customers a cost-effective alternative to the decommissioning process.

Horace Mann Educators Corporation, headquartered in Springfield,
Illinois, an insurance holding company, markets and underwrites personal lines of property and casualty and life insurance and retirement annuities.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Idaho, Nevada and Oregon.

Infinity Property & Casualty Corporation, headquartered in Birmingham, Alabama, provides personal automobile insurance throughout the United States. The company focuses on providing nonstandard auto insurance to drivers who represent higher than normal risks and pay higher rates for comparable coverage.

International Rectifier Corporation, headquartered in El Segundo, California, designs, makes and markets power semiconductors used to convert electricity at relatively high voltage and current levels in products such as automobiles, communications equipment, computers and peripherals, consumer electronics and lighting, and industrial and office equipment.

JetBlue Airways Corporation, headquartered in Forest Hills, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes.

Mobile Mini, Inc., headquartered in Tempe, Arizona, designs and makes portable steel storage containers, portable offices and telecommunications shelters; acquires and refurbishes ocean-going shipping containers for sale and leasing; and designs and makes delivery systems to complement storage container sales and leasing activities.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures woven and tufted broadloom carpet and rugs for principally residential applications.

The Navigators Group, Inc., headquartered in New York, New York, is an international insurance holding company specializing in energy, marine and construction/engineering insurance worldwide. The company has offices in the United States, England, Australia and Singapore.

NV Energy Inc., headquartered in Reno, Nevada, operates as the holding company for Nevada Power Company and Sierra Pacific Power Company which engage in the distribution, transmission, generation and sale of electric energy.

The Pep Boys-Manny, Moe & Jack, headquartered in Philadelphia,
Pennsylvania, retails automotive parts and accessories; automotive maintenance and service; and installation of parts. The company operates stores in the United States and Puerto Rico.

Perry Ellis International, Inc., headquartered in Miami, Florida, is an apparel company whose portfolio includes men's and women's brands. The company designs, sources, markets and licenses its products nationally and internationally at multiple price points, and across all major levels of retail distribution.

Pioneer Drilling Company, headquartered in San Antonio, Texas, provides contract land drilling services. The company provides services to independent and major oil and gas operators drilling wells in central, south and east Texas.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

ProAssurance Corporation, headquartered in Birmingham, Alabama, is a risk management and claims defense company with a license to write business across the United States. The company provides medical professional liability insurance to policyholders throughout the United States and also provides automobile, homeowners, umbrella and boat coverages for educational employees and their families.

Protective Life Corporation, headquartered in Birmingham, Alabama, through its subsidiaries, engages in the production, distribution, and administration of insurance and investment products in the United States.

Rent-A-Center, Inc., headquartered in Plano, Texas, operates franchised and company-owned rent-to-own stores. The company's stores offer home electronics, appliances, furniture and accessories primarily to individuals under flexible rental purchase agreements that allow the customer to obtain ownership at the conclusion of an agreed upon rental period.

Ruby Tuesday, Inc., headquartered in Maryville, Tennessee, owns and operates "Ruby Tuesday" casual dining restaurants located primarily in the southeast, northeast, mid-Atlantic and midwest regions of the United States.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Scholastic Corporation, headquartered in New York, New York, and its subsidiaries engage in publishing and distributing children's books worldwide. The company creates educational and entertaining materials and products for use in school and at home.

Selective Insurance Group, Inc., headquartered in Branchville, New Jersey, offers property and casualty insurance products and services through its subsidiaries.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

Stage Stores, Inc., headquartered in Houston, Texas, operates as a specialty department store retailer in the United States.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.

Tower Group, Inc., headquartered in New York, New York, provides property and casualty insurance and insurance services to small and mid-sized businesses and individuals. The company's property and casualty commercial and personal lines products and services are offered in select markets not well served by other carriers.

Transatlantic Holdings, Inc., headquartered in New York, New York, through its subsidiaries, provides reinsurance for various property and casualty products on treaty and facultative basis.

Unit Corporation, headquartered in Tulsa, Oklahoma, through its wholly-owned subsidiaries, contracts to drill onshore oil and natural gas wells for others and explores for, develops, acquires and produces oil and natural gas properties for itself.

United Fire & Casualty Company, headquartered in Cedar Rapids, Iowa, is engaged in the business of writing property and casualty insurance and life insurance in the United States through its subsidiaries.

Unitrin, Inc., headquartered in Chicago, Illinois, is engaged in the property and casualty insurance, life and health insurance and consumer finance businesses. Product lines include automobile, homeowners, commercial multi-peril, motorcycle, boat and watercraft, fire, casualty, workers compensation and other types of property and casualty insurance.

Vishay Intertechnology, Inc., headquartered in Malvern, Pennsylvania, makes and supplies passive electronic components, including resistors, capacitors and inductors, used in a broad range of products containing electronic circuitry. The company offers most of its product types in surface mount device form and in the traditional leaded device form.

W.R. Berkley Corporation, headquartered in Greenwich, Connecticut, is an insurance holding company, providing regional property casualty insurance, reinsurance, specialty lines of insurance, alternative markets services and international insurance.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.

Wintrust Financial Corporation, headquartered in Lake Forest, Illinois, is a holding company whose subsidiaries provide banking services in the Chicago metropolitan area and financing for the payment of insurance premiums.


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Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, manufactures and sells a wide range of healthcare products and services worldwide. They specialize in nutritional, vascular, diagnostics and pharmaceutical products.

American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, transmission, and distribution of electric power.

Apogee Enterprises, Inc., headquartered in Minneapolis, Minnesota, provides technologies used in the design and development of value-added glass products and services for various industries worldwide.

Archer-Daniels-Midland Company, headquartered in Decatur, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn, and wheat.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

Axis Capital Holdings Limited, headquartered in Hamilton, Bermuda, through its subsidiaries, provides various insurance and reinsurance products to insureds and reinsureds.

Barnes & Noble, Inc., headquartered in New York, New York, is a retailer that operates bookstores and video game and entertainment software stores under the "Barnes & Noble Booksellers," "Bookstop," "Bookstar," "B. Dalton Bookseller," "Doubleday Book Shops" and "Scribner's
Bookstore" trade names.

Bob Evans Farms, Inc., headquartered in Columbus, Ohio, is engaged in two businesses: the ownership and operation of a chain of full-service, family restaurants located in 22 states; and the manufacture and sale of fresh and fully cooked pork products and other complementary food products in 30 states.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Broadridge Financial Solutions, headquartered in Lake Success, New York, provides technology-based solutions to the financial services industry in the United States, Canada and the United Kingdom.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products, provides leasing and financing, and provides investment management services to institutions, corporations, and individuals.

Commercial Metals Company, headquartered in Irving, Texas, manufactures, recycles, markets and distributes steel and metal products and related materials and services through a network of locations located throughout the United States and internationally.

Diebold, Incorporated, headquartered in North Canton, Ohio, develops, manufactures, sells and services automated teller machines, electronic and physical security systems, various products to equip bank facilities, and software and integrated systems.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Foot Locker, Inc., headquartered in New York, New York, is a global retailer of athletic footwear and apparel, operating primarily mall-based stores in North America, Europe and Australia.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars; arrange and service the financing of equipment and other capital assets; and provide logistics and supply chain services.

Harsco Corporation, headquartered in Camp Hill, Pennsylvania, is a services and engineered products company engaged in three industry segments: mill services, access services and gas and fluid control.

Intersil Corporation, headquartered in Irvine, California, is a systems oriented designer and manufacturer of analog and digital integrated circuits and discrete semiconductors for the communications market.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.

Methanex Corporation, headquartered in Vancouver, British Columbia, Canada, produces and markets methanol. The company's product is used to produce formaldehyde, acetic acid and a variety of other chemical intermediates. Methanol is also used as an additive in gasoline and is used in fuel cell applications.

Molson Coors Brewing Company, headquartered in Denver, Colorado, produces beers that are designed to appeal to a range of consumer tastes, styles and price preferences.

National Presto Industries, Inc., headquartered in Eau Claire,
Wisconsin, engages in the design, marketing and distribution of housewares/small appliances; the manufacture of defense products; and the manufacture and sale of absorbent products in the United States.

Otter Tail Corporation, headquartered in Fergus Falls, Montana, operates as a diversified company with interests in electric, health services, manufacturing, plastics and other businesses.

Overseas Shipholding Group, Inc., headquartered in New York, New York, an independent bulk shipping company, engages in the ocean transportation of crude oil and petroleum products.

PartnerRe Ltd., headquartered in Pembroke, Bermuda, provides multi-line reinsurance to insurance companies globally through its wholly-owned subsidiaries. Products include catastrophe, automobile, marine, property, space and aviation, credit/surety, life/annuity and health.

Pepco Holdings, Inc., headquartered in Washington, D.C., is a public utility company managing several utility operations. The largest component of the company's business is power delivery, which is conducted through its subsidiaries, Pepco, Delmarva Power & Light Company and Atlantic City Electric Company.

Portland General Electric Company, headquartered in Portland, Oregon, is an electric utility which generates, purchases, transmits, distributes, and sells electricity in Oregon. The company also sells energy to wholesale customers throughout the western United States.

RPM International, Inc., headquartered in Medina, Ohio, manufactures and markets protective coatings that are used in waterproofing, general maintenance, flooring systems and coating, corrosion control, and other applications.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Sensient Technologies Corporation, headquartered in Milwaukee,
Wisconsin, supplies colors, flavors, and fragrances. The company manufactures a variety of cosmetic and pharmaceutical additives, ink-jet inks, and food and beverage flavors.

TELUS Corporation, headquartered in Vancouver, British Columbia, Canada, is a telecommunication company offering local, long distance, wireless, data, Internet and e-business products and services.

Tidewater Inc., headquartered in New Orleans, Louisiana, provides offshore supply vessels and marine support services to the offshore energy exploration, development and production industry. The company tows and anchor-handles mobile drilling rigs and equipment, transports supplies and personnel, and supports pipelaying and other offshore construction activities.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


                      Target Growth Strategy Stocks


AmerisourceBergen Corporation, headquartered in Chesterbrook,
Pennsylvania, is a wholesale distributor of pharmaceuticals and related healthcare services to a variety of healthcare providers.

Apple Inc., headquartered in Cupertino, California, designs, manufactures, and markets microprocessor-based personal computers and related personal computing, audio and video, and communicating devices. The company sells its product line worldwide through its retail stores, online store, and third-party wholesalers.

Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."

Credicorp Limited, headquartered in La Molina, Peru, through its subsidiaries, provides various financial services and products in Peru and internationally.

Edwards Lifesciences Corporation, headquartered in Irvine, California, provides a comprehensive line of products and services designed to treat late-stage cardiovascular disease. The company designs, develops and manufactures heart valve repair products, monitoring devices, oxygenators and pharmaceuticals.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

The Estee Lauder Companies Inc., headquartered in New York, New York, manufactures and markets skin care, makeup, fragrance, and hair care products. The company's products are sold worldwide under brand names such as Aramis, Aveda, Clinique, Estee Lauder, Origins, and Prescriptives.

Freeport-McMoRan Copper & Gold, Inc. (Class B), headquartered in
Phoenix, Arizona, is a copper and gold mining and production company.

General Mills, Inc., headquartered in Minneapolis, Minnesota, makes and markets a variety of consumer food products, including ready-to-eat cereals, desserts, flour and baking mixes, dinner and side dish products, snack products, beverages and yogurt products.

Hasbro, Inc., headquartered in Pawtucket, Rhode Island, designs, manufactures and markets a diverse line of toy products and related items including games, preschool toys, dolls, plush products and infant products.

The Hershey Company, headquartered in Hershey, Pennsylvania, manufactures, distributes and sells consumer food products. The company produces and distributes a line of chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

Intuitive Surgical, Inc., headquartered in Sunnyvale, California, manufactures the da Vinci Surgical System, a system that translates a surgeon's natural hand movements on instrument controls into corresponding micromovements of instruments positioned inside the patient.

Laboratory Corporation of America Holdings, headquartered in Burlington, North Carolina, offers medical testing services through a national network of laboratories. The company's broad range of testing services are used by the medical profession for the diagnosis, monitoring and treatment of disease and other clinical states.

NetApp Inc., headquartered in Sunnyvale, California, designs, makes, markets and supports high performance network data storage devices which provide fast, simple, reliable and cost-effective file service for data-intensive network environments.

Netflix Inc., headquartered in Los Gatos, California, is an online movie rental subscription service provider in the United States. The company provides its subscribers access to a library of movie, television and other filmed entertainment titles.

Newmont Mining Corporation, headquartered in Denver, Colorado, is a holding company and is principally engaged in gold mining with operations in North America, Australia, Indonesia, New Zealand, South America, Turkey and Uzbekistan.

Northrop Grumman Corporation, headquartered in Los Angeles, California, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries which provide personal auto insurance and specialty property-casualty insurance.

Rogers Communications, Inc. (Class B), headquartered in Toronto,
Ontario, Canada, through its subsidiaries, provides communications, entertainment and information services in Canada.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

SanDisk Corporation, headquartered in Sunnyvale, California, designs, makes and sells solid-state data, image and audio storage products using proprietary high density flash memory and controller technologies.

Seagate Technology, headquartered in George Town, Grand Cayman, the Cayman Islands, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers.

Silver Wheaton Corporation, headquartered in Vancouver, British
Columbia, Canada, is a silver mining company. The company owns Luismin silver mine in Mexico and Zinkgruvan in Sweden. The products are sold worldwide.

St. Jude Medical, Inc., headquartered in St. Paul, Minnesota, develops, manufactures and distributes cardiovascular related medical devices for the global market. The company's product line and services include heart valves, cardiac rhythm management systems, specialty catheters and other cardiovascular devices.

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations in North America and the Pacific Rim. The company also produces and sells the bottled "Frappucino" coffee drink and a line of ice creams.

Time Warner Cable, Inc., headquartered in Stamford, Connecticut, owns and manages cable television operations, as well as develops and provides video, data, and voice services to residential and commercial customers in the United States.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

Whole Foods Market, Inc., headquartered in Austin, Texas, engages in the sale of natural food and nutritional products, primarily through its natural foods supermarkets and direct marketing of nutritional supplements.


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Apple Inc., headquartered in Cupertino, California, designs, manufactures, and markets microprocessor-based personal computers and related personal computing, audio and video, and communicating devices. The company sells its product line worldwide through its retail stores, online store, and third-party wholesalers.

BCE Inc., headquartered in Montreal, Quebec, Canada, with subsidiaries and affiliates, provides telecommunications services in Canada, publishes telephone directories in Canada and internationally, and designs and builds telecommunications networks globally.

Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors.
The company sells property and casualty insurance and other insurance products. The company also manufactures and markets home cleaning systems; manufactures and sells confectionery products; retails home furnishings; and owns The Buffalo News. (Class B voting rights equal one-two-hundredth (1/200th) of a vote for each share held. Class B dividend rights equal one-thirtieth (1/30th) of the amount declared for each Class A share held.)

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Canadian National Railway Company, headquartered in Montreal, Quebec, Canada, is the only railroad which crosses the North American continent east-west and north-south, serving ports on the Atlantic, Pacific and Gulf coasts while linking customers to all three NAFTA nations.

Citigroup Inc., headquartered in New York, New York, operates one of the largest financial services companies in the United States. The company offers consumer, investment and private banking, life insurance and consumer finance products.

CNOOC Limited (ADR), headquartered in Hong Kong, China, engages in the exploration, development, and production of crude oil and natural gas primarily in China.

Comcast Corporation (Class A), headquartered in Philadelphia,
Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.

Companhia de Bebidas das Americas (AmBev) (ADR), headquartered in Sao Paulo, Brazil, a holding company, engages in the production, distribution, and sale of beer, soft drinks, and non-alcoholic and non-carbonated products in Latin America and North America.

Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

Infosys Technologies Limited (ADR), headquartered in Bangalore, India, provides consulting and information technology services primarily in North America, Europe, and the Asia-Pacific region.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

MetLife, Inc., headquartered in New York, New York, provides insurance and financial services to a range of individual and institutional customers. The company provides individual insurance and retirement annuities and investment products; as well as group insurance and retirement and savings products and services. The company has operations in the United States and other countries in the Asia-Pacific region, Latin America and Europe.

Newmont Mining Corporation, headquartered in Denver, Colorado, is a holding company and is principally engaged in gold mining with operations in North America, Australia, Indonesia, New Zealand, South America, Turkey and Uzbekistan.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, develops and sells footwear and apparel for men, women and children for competitive and recreational wear, and designed for specific sports. The company's other brands include "Converse," "Cole Haan" and "Hurley."

Norfolk Southern Corporation, headquartered in Norfolk, Virginia, is a holding company engaged principally in the rail transportation business, operating primarily in the East and Midwest.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a healthcare company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

PNC Financial Services Group, Inc., headquartered in Pittsburgh,
Pennsylvania, is a bank holding company and a financial holding company.

Prudential Financial, Inc., headquartered in Newark, New Jersey, operates as a financial services institution in the United States. The company offers various products and services, including life insurance, mutual funds, annuities, pension and retirement-related services and administration, asset management, securities brokerage, banking and trust services, real estate brokerage franchises, and relocation services.

Thermo Fisher Scientific Inc., headquartered in Waltham, Massachusetts, provides technology-based instruments, systems and components that offer solutions for markets ranging from life sciences to telecommunications to food, drug and beverage production.

Time Warner Inc., headquartered in New York, New York, is the parent company of America Online Inc. and Time Warner Inc. The company is engaged in AOL Internet services, cable, entertainment, television networks, music and publishing.

The Travelers Companies, Inc., headquartered in St. Paul, Minnesota, through its subsidiaries, provides commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals in the United States.

Union Pacific Corporation, headquartered in Omaha, Nebraska, operates through subsidiaries in the areas of rail transportation (Union Pacific Railroad Co. and Southern Pacific Rail Corp.) and trucking (Overnite Transportation Company).

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into four businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: Health Care Services; OptumHealth; Ingenix, and Prescription Solutions.

Viacom Inc. (Class B), headquartered in New York, New York, operates satellite entertainment networks, television stations and theme parks; produces and distributes theatrical motion pictures and television programming; operates videocassette rental and sales stores; and publishes books and software products. The company's operations include Blockbuster video and music retailers, MTV Networks, Paramount Pictures, Paramount Television, Paramount Parks, Showtime Networks, and Simon & Schuster publishing company.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.

WellPoint, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid, and senior markets.


                    Target Small-Cap Strategy Stocks


Advent Software, Inc., headquartered in San Francisco, California, is a provider of stand-alone and client/server software products, data interfaces and related services that automate and integrate certain mission-critical functions of investment management organizations.

Arbitron Inc., headquartered in Columbia, Maryland, measures radio and webcast audiences and provides application software used for analyzing media audience and marketing information. The company is an international marketing and media research firm serving clients in the United States and Europe.

Bank of the Ozarks, Inc., headquartered in Little Rock, Arkansas, is a bank holding company that conducts operations through offices in communities throughout Arkansas.

Bio-Reference Labs, Inc., headquartered in Elmwood Park, New Jersey, together with its subsidiaries, provides clinical laboratory testing services primarily in the greater New York metropolitan area.

BJ's Restaurants Inc., headquartered in Huntington Beach, California, owns and operates casual dining restaurants in the United States. The company operates restaurants under the "BJ's Restaurant & Brewery" and "BJ's Pizza & Grill" brand names.

Cash America International, Inc., headquartered in Fort Worth, Texas, is a provider of secured non-recourse loans, commonly referred to as pawn loans, to individuals in the United States, United Kingdom and Sweden.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS Healthcare Corporation subsidiary.

Community Bank System, Inc., headquartered in Dewitt, New York, operates as the bank holding company for Community Bank, N.A. that provides various banking and financial services to retail, commercial and municipal customers.

Cracker Barrel Old Country Store Inc., headquartered in Lebanon,
Tennessee, is a holding company that, through subsidiaries, is engaged in the operation and development of the "Cracker Barrel Old Country Store," "Logan's Roadhouse," "Carmine Giardini's Gourmet Market" and "La Trattoria Ristorante" restaurant and retail concepts.

CSG Systems International, Inc., headquartered in Englewood, Colorado, provides customer care and billing solutions worldwide for the communications markets, including cable television, direct broadcast satellite, telephone, online services and others.

CVB Financial Corp., headquartered in Ontario, California, through its subsidiaries, provides retail banking and financial services to small to mid-sized businesses, individuals, and professionals in the United States.

Cyberonics, Inc., headquartered in Houston, Texas, designs, develops and markets medical devices. The company's devices are used for the treatment of epilepsy and other debilitating neurological and psychiatric disorders, as well as other diseases. The company's NCP System is approved for sale in the United States, Europe, Canada and other markets.

Diamond Foods, Inc., headquartered in Stockton, California, a branded food company, engages in the processing, marketing and distribution of culinary, in-shell, ingredient nuts and snack products.

Ebix Inc., headquartered in Atlanta, Georgia, together with its subsidiaries, provides software and e-commerce solutions to the insurance industry primarily in North America, Australia, New Zealand, India and Singapore.

Genesco Inc., headquartered in Nashville, Tennessee, is a retailer and wholesaler of branded footwear. The company operates retail stores principally under the names of "Journeys," "Johnston and Murphy" and "Jarman."

Grand Canyon Education, Inc., headquartered in Phoenix, Arizona, offers online post-secondary education programs. Services include undergraduate and graduate degree programs in education, health care, and business.

HealthSpring, Inc., headquartered in Nashville, Tennessee, through its subsidiaries, operates as a managed care organization in the United States. The company focuses primarily on Medicare, the federal government sponsored health insurance program for retired U.S. citizens aged 65 and older, qualifying disabled persons, and persons suffering from end stage renal disease in the states of Alabama, Florida, Illinois, Mississippi, Tennessee and Texas.

hhgregg, Inc., headquartered in Indianapolis, Indiana, is a retailer of video products, brand name appliances, audio products and accessories.

Horace Mann Educators Corporation, headquartered in Springfield,
Illinois, an insurance holding company, markets and underwrites personal lines of property and casualty and life insurance and retirement annuities.

II-VI Incorporated, headquartered in Saxonburg, Pennsylvania, designs, makes and markets optical and electro-optical components, devices and materials for infrared, near-infrared, visible-light, x-ray and gamma-ray instrumentation. The company's infrared products are used mainly in high-power CO2 lasers, used for industrial processing.

Innophos Holdings, Inc., headquartered in Cranbury, New Jersey, produces phosphate salts, acids, and related products through a subsidiary. The company's products are used in foods, beverages, pharmaceuticals, oral care products, detergents, and water and metal treatment applications. The company also produces fertilizers.

Integra LifeSciences Holdings Corporation, headquartered in Plainsboro, New Jersey, develops, manufactures and markets medical devices and biomaterials for a variety of applications. Products are used primarily in the treatment of burns, skin defects, spinal and cranial disorders, orthopedics and other surgical applications.

International Coal Group, Inc., headquartered in Scott Depot, West Virginia, together with its subsidiaries, produces coal in the northern and central Appalachian regions of the United States.

JDA Software Group, Inc., headquartered in Scottsdale, Arizona, is a global provider of integrated software products and professional services that address real-world issues to help companies manage their mission critical operations.

Lumber Liquidators Holdings Inc., headquartered in Toano, Virginia, provides retail hardwood flooring throughout the United States. The company's product line includes domestic and exotic wood species in both prefinished and unfinished forms.

MAXIMUS, Inc., headquartered in Reston, Virginia, is a provider of program management and consulting services to government agencies throughout the United States.

Microstrategy Incorporated, headquartered in McLean, Virginia, provides business intelligence software that enables companies to analyze the raw data stored across their enterprise to identify the trends and insights.

Monro Muffler Brake, Inc., headquartered in Rochester, New York, provides automotive undercar repair services primarily in the eastern region of the United States. The company's stores offer a full range of services for brake systems, steering and suspension systems, exhaust systems, and vehicle maintenance services.

NetScout Systems, Inc., headquartered in Westford, Massachusetts, designs, develops, manufactures, markets, sells and supports application and network performance management solutions worldwide.

OSI Systems, Inc., headquartered in Hawthorne, California, and its subsidiaries engage in the development, manufacture and sale of security and inspection systems, medical monitoring and imaging products, and optoelectronic devices, and value added subsystems worldwide.

Overstock.com, Inc., headquartered in Salt Lake City, Utah, operates as an online retailer offering closeout and discount brand and non-brand name merchandise in the United States.

Peet's Coffee & Tea Inc., headquartered in Emeryville, California, markets fresh roasted whole bean coffee. The company distributes its products through specialty grocery and gourmet food stores, online and mail order, and offices and restaurant accounts.

Progress Software Corporation, headquartered in Bedford, Massachusetts, develops, markets and distributes software to simplify and accelerate the development, deployment, integration and management of business applications.

Shutterfly, Inc., headquartered in Redwood City, California, provides an Internet-based social expression and personal publishing service that enables consumers to share, print and preserve their memories through the medium of photos.

Sourcefire, Inc., headquartered in Columbia, Maryland, provides intelligent Cybersecurity solutions for information technology; environments of commercial enterprises, such as healthcare, financial services, manufacturing, energy, education, retail and telecommunications; and federal, state, and international government organizations worldwide.

Stepan Company, headquartered in Northfield, Illinois, engages in the production and sale of specialty and intermediate chemicals.

Triumph Group, Inc., headquartered in Wayne, Pennsylvania, designs, engineers, manufactures, repairs, overhauls and distributes aircraft components, such as mechanical and electromechanical control systems, aircraft and engine accessories, auxiliary power units, avionics and aircraft instruments.

Universal Technical Institute Inc., headquartered in Phoenix, Arizona, provides post-secondary education for students seeking careers as professional automotive, diesel, collision repair, motorcycle and marine technicians in the United States.

Volterra Semiconductor Corp., headquartered in Fremont, California, designs, develops and markets analog and mixed-signal power management semiconductors for the computing, storage, networking, and consumer markets primarily in the United States. The company's products are used in desktop and notebook computers, hard disk drives, digital cameras, digital televisions, enterprise storage equipment, graphics cards, mobile phones, optical drives, portable digital music players, printers, servers and telecommunications equipment.

Zoll Medical Corporation, headquartered in Burlington, Massachusetts, designs, makes and markets an integrated line of proprietary, noninvasive cardiac resuscitation devices; disposable electrodes used for the emergency treatment of cardiac arrest victims; and EMS data management systems.


           Value Line(R) Diversified Target 40 Strategy Stocks


Advance Auto Parts, Inc., headquartered in Roanoke, Virginia, is a specialty retailer of automotive parts, accessories and maintenance items to do-it-yourself customers in the United States, Puerto Rico and the Virgin Islands.

Advanced Micro Devices, Inc., headquartered in Sunnyvale, California, designs, develops, makes and sells a variety of industry-standard integrated circuits which are used in product applications such as telecommunications equipment, data and network communications equipment, consumer electronics, personal computers and workstations.

Aeropostale, Inc., headquartered in New York, New York, is a mall-based specialty retailer of casual apparel and accessories that targets both young women and young men aged 11 to 20. The company's stores carry affordably priced, active-oriented, fashion merchandise.

Alliance Data Systems Corporation, headquartered in Dallas, Texas, provides transaction services, credit services, and marketing services to retail companies in North America. The company focuses on facilitating and managing electronic transactions between clients and their customers through multiple distribution channels, including its in-store, catalog, and the Internet.

AmerisourceBergen Corporation, headquartered in Chesterbrook,
Pennsylvania, is a wholesale distributor of pharmaceuticals and related healthcare services to a variety of healthcare providers.

Ashland Inc., headquartered in Covington, Kentucky, distributes industrial chemicals and solvents, markets Valvoline motor oil and automotive chemicals, performs contract construction work, and operates crude oil refineries.

Big Lots, Inc., headquartered in Columbus, Ohio, engages in the retail of closeout merchandise in the United States.

CNA Financial Corporation, headquartered in Chicago, Illinois, provides commercial, property, and casualty insurance products in the United States.

Community Health Systems Inc., headquartered in Brentwood, Tennessee, is a non-urban provider of general hospital healthcare services in the United States.

DaVita, Inc., headquartered in Torrance, California, is a provider of integrated dialysis services for patients suffering from chronic kidney failure, also known as end-stage renal diseases.

Dollar Tree, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

Flowers Foods, Inc., headquartered in Thomasville, Georgia, is one of the largest producers and marketers of a full line of frozen and non-frozen bakery and dessert products in the United States.

FMC Corporation, headquartered in Philadelphia, Pennsylvania, operates as a chemical company, serving the agricultural, industrial, and consumer markets worldwide. The company's agricultural products business segment manufactures and sells proprietary insecticides and herbicides used for the protection of cotton, corn, rice, cereals, vegetables and other crops.

Forest Oil Corporation, headquartered in Denver, Colorado, is a natural gas and crude oil exploration, development, production and marketing company with active interests in several major exploration and producing areas in North America. The company's major reserves and producing properties are located in the Gulf of Mexico, Louisiana, West Texas, Wyoming, and western Canada.

Gannett Co., Inc., headquartered in McLean, Virginia, is a diversified news and information company that publishes newspapers, operates broadcasting stations and is engaged in marketing, commercial printing, a newswire service, data services and news programming.

Henry Schein, Inc., headquartered in Melville, New York, is a large distributor of healthcare products and services, including practice management software, to office-based healthcare practitioners in the combined North American and European markets. The company's operations include direct marketing, telesales and field sales.

International Flavors & Fragrances Inc., headquartered in New York, New York, is a creator and manufacturer of flavor and fragrance products used by other manufacturers to impart or improve flavor or fragrance in various consumer products.

Jabil Circuit, Inc., headquartered in St. Petersburg, Florida, designs and manufactures electronic circuit board assemblies and systems for original equipment manufacturers in the communications, computer peripherals, personal computers, and consumer product industries.

Joy Global Inc., headquartered in Milwaukee, Wisconsin, manufactures and markets underground mining machinery and surface mining equipment.

Kinetic Concepts, Inc., headquartered in San Antonio, Texas, designs, manufactures, markets, and services proprietary products that accelerate the healing process or prevent complications. The company's wound care systems, which incorporate its proprietary Vacuum Assisted Closure (V.A.C.) technology, include specialty hospital beds, mattress replacement systems and overlays.

L-3 Communications Holdings, Inc., headquartered in New York, New York, is a merchant supplier of secure communication systems and specialized communication products, including secure, high data rate systems, microwave components, avionics and ocean systems, and telemetry and space products.

Lexmark International, Inc., headquartered in Lexington, Kentucky, develops, manufactures and supplies printing solutions and products, including laser and inkjet printers and associated supplies for the office and home markets.

The Lubrizol Corporation, headquartered in Wickliffe, Ohio, is a global fluid technology company that develops, produces and sells high-performance chemicals, systems and services for industry and transportation.

Micron Technology, Inc., headquartered in Boise, Idaho, designs, develops, makes and sells semiconductor memory products, personal computer systems and network servers.

Nalco Holding Co., headquartered in Naperville, Illinois, and its subsidiaries provide integrated water treatment and process improvement services, and chemicals and equipment programs for industrial and institutional applications worldwide.

Northrop Grumman Corporation, headquartered in Los Angeles, California, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

Oshkosh Corporation, headquartered in Oshkosh, Wisconsin, is a diversified manufacturer of specialty trucks and truck bodies for the concrete placement, refuse hauling, fire and emergency, and defense markets.

Owens Corning Inc., headquartered in Toledo, Ohio, provides insulation, roofing, siding, basement and acoustic systems for building and remodeling, composites solutions and asphalt.

Prudential Financial, Inc., headquartered in Newark, New Jersey, operates as a financial services institution in the United States. The company offers various products and services, including life insurance, mutual funds, annuities, pension and retirement-related services and administration, asset management, securities brokerage, banking and trust services, real estate brokerage franchises, and relocation services.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

SanDisk Corporation, headquartered in Sunnyvale, California, designs, makes and sells solid-state data, image and audio storage products using proprietary high density flash memory and controller technologies.

Sara Lee Corporation, headquartered in Chicago, Illinois, manufactures, markets and distributes packaged food, packaged consumer goods, and household and personal care products throughout the world. The company's products include "Sara Lee" food items, "Jimmy Dean" packaged meats, "Hanes" clothing and hosiery and "Champion" activewear.

The Scotts Miracle-Gro Company, headquartered in Marysville, Ohio, supplies consumer products for lawn and garden care, with a full range of products such as fertilizers, lawn food products, plant foods, soil and garden tools.

The Sherwin-Williams Company, headquartered in Cleveland, Ohio, is engaged in the manufacture, distribution and sale of coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America.

SYSCO Corporation, headquartered in Houston, Texas, is the largest marketer and distributor of foodservice products in North America. The company provides food products and related services to restaurants, healthcare and educational facilities, lodging establishments and other foodservice operations across the contiguous United States and portions of Alaska and Canada.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

TRW Automotive Holdings Corp., headquartered in Cleveland, Ohio, designs, manufactures and sells products and systems in seven industry segments: occupant safety systems, chassis systems, automotive electronics, other automotive, space and electronics systems, information technology and aeronautical systems.

Universal Health Services, Inc. (Class B), headquartered in King of Prussia, Pennsylvania, owns and operates acute care hospitals, behavioral health centers and women's hospitals; and operates/manages surgery and radiation oncology centers.

The Valspar Corporation, headquartered in Minneapolis, Minnesota, a multinational paint and coatings manufacturer, manufactures and distributes a broad portfolio of coatings products.


                 Value Line(R) Target 25 Strategy Stocks


Acme Packet, Inc., headquartered in Burlington, Massachusetts, provides session border controllers (SBCs) that enable service providers, enterprises, and contact centers to deliver interactive communications and data services across Internet protocol (IP) network borders in the United States, Canada and internationally.

Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in airline passenger and mail services within Alaska and the Western United States.

Atlas Air Worldwide Holdings, Inc., headquartered in Purchase, New York, provides aircraft, crew and maintenance to major airlines globally. It is the parent company of Atlas Air, Inc. and Polar Air Cargo, Inc. The company also provides military and commercial air charter services.

Baidu, Inc. (ADR), headquartered in Beijing, China, provides Chinese language Internet search services primarily in the People's Republic of China and Japan.

The Boston Beer Company, Inc., headquartered in Boston, Massachusetts, produces malt beverages and hard cider products primarily in the United States.

The Children's Place Retail Stores, Inc., headquartered in Secaucus, New Jersey, is a specialty retailer of apparel and accessories for children from newborn to 12 years of age. The company designs, sources and markets its products under "The Children's Place" brand name for sale exclusively in its stores.

Chipotle Mexican Grill, Inc., headquartered in Denver, Colorado, develops and operates fast-casual, fresh Mexican food restaurants in the United States and Canada.

Cirrus Logic, Inc., headquartered in Austin, Texas, manufactures integrated circuits for the personal computer, consumer and industrial markets. The company offers products and technologies for multimedia, wireless and wireline communications, magnetic hard disk and CD-ROM storage, and data acquisition applications.

Deckers Outdoor Corporation, headquartered in Goleta, California, engages in the design, production, and brand management of footwear for outdoor activities and casual lifestyle use.

Dillard's, Inc. (Class A), headquartered in Little Rock, Arkansas, operates traditional department stores located primarily in the midwestern, southeastern and southwestern United States. The stores offer fashion apparel and home furnishings.

Domino's Pizza, Inc., headquartered in Ann Arbor, Michigan, operates a network of company-owned and franchise Domino's Pizza stores, located throughout the United States and in other countries. The company also operates regional dough manufacturing and distribution centers in the contiguous United States and outside the United States.

The Finish Line, Inc. (Class A), headquartered in Indianapolis, Indiana, is a retailer of men's, women's and children's brand name athletic, outdoor and lifestyle activewear and accessories.

Jos. A. Bank Clothiers, Inc., headquartered in Hampstead, Maryland, is a retailer and direct marketer (through catalog and Internet) of men's tailored and casual clothing and accessories.

Lexmark International, Inc., headquartered in Lexington, Kentucky, develops, manufactures and supplies printing solutions and products, including laser and inkjet printers and associated supplies for the office and home markets.

Lululemon Athletica Inc., headquartered in Vancouver, British Columbia, Canada, engages in the design, manufacture and distribution of athletic apparel and accessories for women and men in Canada, the United States and Australia.

Netflix Inc., headquartered in Los Gatos, California, is an online movie rental subscription service provider in the United States. The company provides its subscribers access to a library of movie, television and other filmed entertainment titles.

Perrigo Company, headquartered in Allegan, Michigan, manufactures over-the-counter pharmaceuticals and personal care and nutritional products for the store brand market. The company's products are sold by national and regional drug store, supermarket and mass merchandise chains under their own labels.

Pier 1 Imports, Inc., headquartered in Fort Worth, Texas, retails decorative home furnishings, gifts and related items from about 60 countries worldwide. The company operates stores in the United States, Canada, Japan, Mexico, Puerto Rico and the United Kingdom.

Renaissance Learning, Inc., headquartered in Wisconsin Rapids,
Wisconsin, provides learning information systems to kindergarten through senior high (K-12) schools in the United States and Canada. The company's learning information systems consist of computer software and related training.

SanDisk Corporation, headquartered in Sunnyvale, California, designs, makes and sells solid-state data, image and audio storage products using proprietary high density flash memory and controller technologies.

Skechers U.S.A., Inc., headquartered in Manhattan Beach, California, designs and markets contemporary footwear for men, women and children. The company sells its products through department stores, specialty retailers and through its own retail stores.

Steven Madden, Ltd., headquartered in Long Island City, New York, together with its subsidiaries, designs, sources, markets and sells fashion-forward footwear brands for women, men and children.

Tempur-Pedic International Inc., headquartered in Lexington, Kentucky, through its primary subsidiary Tempur World, manufactures and markets foam mattresses, pillows and miscellaneous products under the Tempur-Pedic and other brand names.

Ulta Salon Cosmetics & Fragrance Inc., headquartered in Bolingbrook, Illinois, is a beauty retailer that provides prestige, mass, and salon products; and salon services in the United States.

Valassis Communications, Inc., headquartered in Livonia, Michigan, is a print media company in the field of sales promotion, generating most of its revenues by printing and publishing cents-off coupons and other consumer purchase incentives primarily for package goods manufacturers.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1


                           SIGNATURES

     The Registrant, FT 2420, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1318; FT
1392; FT 1393; FT 1422 and FT 1423; FT 1524; FT 1525; FT 1573; FT
1590;  FT  1635; FT 1638; FT 1639; FT 1693; FT 1711; FT 1712;  FT
1770;  FT  1809; FT 1829; FT 1859; FT 1863; FT 1888; FT 1894;  FT
1911;  FT  1937; FT 1977; FT 1991; FT 1994; FT 2038; FT 2051;  FT
2057;  FT  2079; FT 2092; FT 2106; FT 2107; FT 2126; FT 2159;  FT
2165;  FT  2170; FT 2181; FT 2220; FT 2253; FT 2261; FT 2311;  FT
2326; FT 2356; FT 2364; FT 2386; FT 2408; FT 2427 and FT 2462 for
purposes  of  the  representations  required  by  Rule  487   and
represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 2420, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on June 30, 2010.

                              FT 2420

                              By FIRST TRUST PORTFOLIOS L.P.
                                        Depositor

                              By:  Jason T. Henry
                                   Senior Vice President


                               S-2


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                  TITLE*                 DATE


Judith M. Van Kampen         Director           )
                             of The Charger     )
                             Corporation, the   )   June 30, 2010
                             General Partner of )
                             First Trust        )
                             Portfolios L.P.    )

Karla M. Van Kampen-Pierre   Director           )
                             of The Charger     )
                             Corporation, the   )   Jason T. Henry
                             General Partner of )   Attorney-in-Fact**
                             First Trust        )
                             Portfolios L.P.    )

David G. Wisen               Director           )
                             of The Charger     )
                             Corporation, the   )
                             General Partner of )
                             First Trust        )
                             Portfolios L.P.    )



       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.



                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  2   to
Registration Statement No. 333-166468 on Form S-6 of our report dated June 30, 2010, relating to the financial statements of FT 2420, comprising Dow(R) Target 5 3Q '10 - Term 9/30/11 (The
Dow(R) Target 5 Portfolio, 3rd Quarter 2010 Series); Global Target 15 3Q '10 - Term 9/30/11 (Global Target 15 Portfolio, 3rd Quarter 2010 Series); MSCI EAFE Target 20 3Q '10 - Term 9/30/11 (MSCI EAFE Target 20 Portfolio, 3rd Quarter 2010 Series); Nasdaq(R) Target 15 3Q '10 - Term 9/30/11 (The Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2010 Series); NYSE(R) Intl. Target 25 3Q '10 - Term 9/30/11 (NYSE(R) International Target 25 Portfolio, 3rd Quarter 2010 Series); S&P Target 24 3Q '10 - Term 9/30/11 (The S&P Target 24 Portfolio, 3rd Quarter 2010 Series); S&P Target SMid 60 3Q '10 - Term 9/30/11 (S&P Target SMid 60 Portfolio, 3rd Quarter 2010 Series); Target 50/50 3Q '10 - Term 9/30/11 (Target 50/50 Portfolio, 3rd Quarter 2010 Series); Target Divsd. Dvd. 3Q '10 - Term 9/30/11 (Target Diversified Dividend Portfolio, 3rd Quarter 2010 Series); Target Dvd. Multi-Strat. 3Q '10 - Term 9/30/11 (Target Dividend Multi-Strategy Portfolio, 3rd Quarter 2010 Series); Target Dbl. Play 3Q '10 - Term 9/30/11 (Target Double Play Portfolio, 3rd Quarter 2010 Series); Target Focus 5 3Q '10 - Term 9/30/11 (Target Focus Five Portfolio, 3rd Quarter 2010 Series); Target Growth 3Q '10 - Term 9/30/11 (Target Growth Portfolio, 3rd Quarter 2010 Series); Target Mega-Cap 3Q '10 - Term 9/30/11 (Target Mega-Cap Portfolio, 3rd Quarter 2010 Series); Target Small-Cap 3Q '10 - Term 9/30/11 (Target Small-Cap Portfolio, 3rd Quarter 2010 Series); Target VIP Cons. Eqty. 3Q '10 - Term 9/30/11 (Target VIP Conservative Equity Portfolio, 3rd Quarter 2010 Series); Value Line(R) Divsd. Target 40 3Q '10 - Term 9/30/11 (Value Line(R) Diversified Target 40 Portfolio, 3rd Quarter 2010 Series) and Value Line(R) Target 25 3Q '10 - Term
9/30/11  (Value  Line(R) Target 25 Portfolio,  3rd  Quarter  2010
Series) appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.




Deloitte & Touche LLP


Chicago, Illinois
June 30, 2010



                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT 785).

1.1.1 Form of Trust Agreement for FT 2420 and certain subsequent series, effective June 30, 2010 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to United Kingdom tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597).



                               S-7